1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date March 22, 2010	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this Supplemental Circular or as to what action to take in relation to this Supplemental Circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited (the “Company”), you should at once hand this Supplemental Circular to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Supplemental Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Supplemental Circular.

This Supplemental Circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe any securities.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

MAJOR TRANSACTION

ACQUISITION OF 100% OF THE ISSUED SHARE CAPITAL

IN FELIX RESOURCES LIMITED BY WAY OF A SCHEME OF

ARRANGEMENT

SUPPLEMENTAL CIRCULAR

23 March 2010

CONTENTS

		Pages
Definition		1

Letter from the Board		4

Appendix I	– Financial Information of Felix Group	I-1

Appendix II	– Unaudited Pro forma Financial Information of the Enlarged Group	II-1

Appendix III

– Management Discussion and Analysis of the Results of the Felix Group for the Financial Years Ended 31 December 2006, 31 December 2007 and 31 December 2008 and Each of the Nine Months Ended 30 September 2008 and 30 September 2009

		III-1

Appendix IV	– Other Information	IV-1

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“AUD”	Australian dollars, the lawful currency of Australia;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Austar”	Austar Coal Mine Pty limited, an indirect wholly-owned subsidiary of the Company;

“Board”	the board of Directors;

“Circular”	the initial circular dated 11 September 2009 issued by the Company in respect of the Transaction;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Directors”	the directors of the Company;

“Enlarged Group”	the Group after the conclusion of the Transaction;

“Felix”	Felix Resources Limited, a company incorporated under the laws of Australia, and which, upon the implementation of the Scheme on 23 December 2009, became an indirect wholly-owned subsidiary of the Company;

“Felix Group”	Felix and its related entities which are: (a) any Related Body Corporate of Felix; (b) any entity that is in a consolidated financial reporting group with Felix; and (c) any entity controlled by Felix;

“Felix Shares”	fully paid ordinary shares in Felix;

“Felix Shareholders”	the shareholders of Felix immediately prior to the implementation of the Scheme on 23 December 2009;

DEFINITIONS

“Group”	the Company and its subsidiaries from time to time;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“IMC”	International Marine Corporation Group of Singapore;

“Itochu”	Itochu Corporation of Japan;

“KORES”	Korea Resource Corporation;

“Latest Practicable Date”	15 March 2010, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

“PRC” or “China”	the People’s Republic of China;

“PwC”	PricewaterhouseCoopers, the reporting accountant of the Company for the purpose of the Transaction;

“Scheme”	the scheme of arrangement between Felix and the Scheme Participant which became effective on 11 December 2009 and was implemented on 23 December 2009;

“Scheme Implementation Agreement”	the agreement dated 13 August 2009 entered into between the Company and Felix, pursuant to which, the Company agreed to acquire all the Felix Shares;

“Shares”	A Shares and H Shares;

“Shareholder(s)”	the shareholder(s) of the Company;

“Sojitz”	Sojitz Corporation of Japan;

DEFINITIONS

“Supplemental Circular”	this supplemental circular issued by the Company for the purpose of providing the Shareholders with, among other things, the prescribed information under Rules 14.66 and 14.67 of the Hong Kong Listing Rules which has not been previously disclosed in the Circular;

“Transaction”	the acquisition by the Company of all of the Felix Shares pursuant to the Scheme between Felix and Felix Shareholders which was completed on 23 December 2009;

“USD”	The United States dollars, the lawful currency of the United States;

“Yancoal Australia”	Yancoal Australia Pty Limited, a wholly-owned subsidiary of the Company;

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“%”	per cent.

Notes:

1.	Unless otherwise stated, a reference to any time contained in this Supplemental Circular is a reference to that time in Hong Kong.

2.	In this Supplemental Circular, the English names of the PRC entities are direct translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistencies, the Chinese names shall prevail.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Li Weimin Shi	Shandong Province
Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang Wang
Xinkun Zhang	Principal place of business in Hong Kong:
Baocai Dong	Rooms 2008-12
Yunqing	20/F., The Center
99 Queen’s Road Central
Independent non-executive Directors:	Hong Kong
Pu Hongjiu
Zhai Xigui
Li Weian
Wang Junyan

23 March 2010

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

ACQUISITION OF 100% OF THE ISSUED SHARE CAPITAL

IN FELIX RESOURCES LIMITED BY WAY OF A SCHEME OF

ARRANGEMENT

SUPPLEMENTAL CIRCULAR

INTRODUCTION

Reference is made to the Circular made by the Company dated 11 September 2009 in respect of the Transaction. Unless otherwise defined herein, terms used in this Supplemental Circular shall have the same meaning as those defined in the Circular.

LETTER FROM THE BOARD

On 13 August 2009, the Company entered into a binding Scheme Implementation Agreement with Felix and pursuant to which, the Company agreed to acquire all of the Felix Shares, subject to the Conditions being fulfilled or waived. The Transaction was approved by the Shareholders and Felix Shareholders at their respective extraordinary general meetings held on 30 October 2009 and 8 December 2009, respectively. The Scheme was approved by the Federal Court of Australia and became effective on 11 December 2009. The Scheme Consideration was paid to Felix Shareholders on 23 December 2009 and all the Felix Shares were transferred to Austar on the same date.

The purpose of this Supplemental Circular is to provide the Shareholders with, among other things, the prescribed information under Rules 14.66 and 14.67 of the Hong Kong Listing Rules which has not been previously disclosed in the Circular.

SUPPLEMENTAL INFORMATION NOT PREVIOUSLY DISCLOSED IN THE CIRCULAR

Due to the unavailability of certain non-public information of Felix at the time of dispatch of the Circular in September 2009, the Company was unable to include in the Circular certain information relate to Felix and the Enlarged Group to strictly comply with the disclosure requirements under Chapter 14 of the Hong Kong Listing Rules. Such outstanding information, therefore, is required to be dispatched to the Shareholders by way of a supplemental circular in the manner set out in Rule 14.67A(3) of the Hong Kong Listing Rules.

To fulfill its disclosure obligations under the Hong Kong Listing Rules, the Company set out the following information in this Supplemental Circular to supplement information previously disclosed in the Circular:

(1)	accountant’s report on Felix containing financial information of the Felix Group for the 9 months ended 30 September 2009 and each of the three financial years ended 31 December 2008 prepared in accordance with the International Financial Reporting Standards and accounting policies adopted by the Group; (see Appendix I to this Supplemental Circular)

Note:	By virtue of Rule 4.06(1)(a) of the Hong Kong Listing Rules, the Company is required to present in this Supplemental Circular an accountants’ report of Felix for the three months ended 30 September 2009 and the three financial years ended 30 June 2009. The Hong Kong Stock Exchange has granted a waiver to the Company for presenting the accountants’ report of Felix for the 9 months ended 30 September 2009 and the three years ended 31 December 2008 in this Supplemental Circular. For details, please refer to the section headed “Waivers from the Hong Kong Stock Exchange” below.

(2)	statement of indebtedness of the Enlarged Group made up to the latest practicable date for the purpose of the statement of indebtedness; (see Part 3 of Appendix IV to this Supplemental Circular)

(3)	statement of sufficiency of working capital of the Enlarged Group covering a period up to twelve months since the date of this Supplemental Circular; (see Part 4 of Appendix IV to this Supplemental Circular)

LETTER FROM THE BOARD

(4)	unaudited pro forma statement of assets and liabilities of the Enlarged Group; (see Appendix II to this Supplemental Circular)

(5)	statement as to the financial and trading prospects of the Felix Group and the Enlarged Group; (see Part 6 of Appendix IV to this Supplemental Circular)

(6)	particulars of any litigation or claims of material importance pending or threatened against any member of the Enlarged Group; (see Part 8 of Appendix IV to this Supplemental Circular)

(7)	material contracts and documents of the Enlarged Group available for inspection; (see Part 9 of Appendix IV to this Supplemental Circular)

(8)	other prescribed information under Rules 14.66 and 14.67 of the Hong Kong Listing Rules which has not been previously disclosed in Circular; and

(9)	material updates to the information previously disclosed in the Circular.

WAIVERS FROM THE HONG KONG STOCK EXCHANGE

1.	Presentation of Historical Results of Felix in the Supplemental Circular

At the time of preparing the Circular, Felix had a financial year end on 30 June. By virtue of Rule 4.06(1)(a) of the Hong Kong Listing Rules, the Company is required to present in this Supplemental Circular an accountants’ report of Felix for the three months ended 30 September 2009 and the three financial years ended 30 June 2009.

The Directors are of the view that it will be more appropriate to present the financial information of Felix coterminous with that of the Company in this Supplemental Circular, i.e. to present the accountants’ report of Felix for the 9 months ended 30 September 2009 and the three years ended 31 December 2008 for the following reasons:

(1)	The audited financial information of Felix for the three years ended 30 June 2009 and the related management discussion and analysis have already been disclosed in the Circular and it is more useful and relevant to present the financial information of Felix with the same year end as the Company to enable the Shareholders and investors to comprehend the financial effects of the Transaction on the Company on similar basis;

(2)	After completion of the Transaction, Felix has changed its financial year end to 31 December and it is easier for the Shareholders and investors to compare the historical performance of the Company and Felix on a year-on-year basis based on the same financial year, and to compare the future performance of the Enlarged Group with its historical performance; and

(3)	Significant time and cost will be saved if the Company is allowed to present the financial information of Felix coterminous with that of the Company.

LETTER FROM THE BOARD

Accordingly, the Company has applied to the Hong Kong Stock Exchange and the Hong Kong Stock Exchange has granted a waiver from strict compliance with Rule 4.06(1)(a) of the Hong Kong Listing Rules to present the accountants’ report of Felix for the 9 months ended 30 September 2009 and the three years ended 31 December 2008 in this Supplemental Circular.

2.	Delay in Dispatch of the Supplemental Circular

Pursuant to 14.67A(3) of the Hong Kong Listing Rules, the Company is required to despatch a supplemental circular to the Shareholders on or before 6 February 2010. However, due to a series of public holidays in China and Australia (e.g. Christmas, New Year holidays, Australia National Day and the Chinese New Year holidays) and the substantial amount of financial information and work involved, additional time is required by Felix to prepare the necessary financial information and by PwC to complete the accountant’s report of Felix and report on unaudited pro forma financial information for inclusion in this Supplemental Circular. The Company, therefore, has applied to the Hong Kong Stock Exchange and the Hong Kong Stock Exchange has granted a waiver from strict compliance with Rule 14.67A(3) of the Hong Kong Listing Rules that the despatch of this Supplemental Circular be extended to on or before 23 March 2010.

MATERIAL UPDATES SINCE THE DATE OF THE CIRCULAR

1.	Financing arrangement and guarantee

On 16 October 2009, Yancoal Australia entered into a financing agreement with Bank of China, Sydney branch, China Development Bank, Hong Kong branch and China Construction Bank, Hong Kong branch. Pursuant to the financing agreement, the three banks agreed to provide a bank loan in the amount of USD2.9 billion for the purpose of financing the Transaction. The Shandong branch of each syndicate banks issued a letter of guarantee in favour of its overseas branch. The issuance of such letters of guarantee was in turn guaranteed by the Company and counter-guaranteed by Yankuang Group to the Company.

On 9 December 2009, Yancoal Australia entered into another financing agreement with Bank of China, Sydney branch. Pursuant to the financing agreement, Bank of China, Sydney branch agreed to provide a bank loan in the amount of USD140 million to supplement the financing of the Transaction. Bank of China, Shandong branch issued a letter of guarantee in favour of its overseas branch. The issuance of the letter of guarantee was in turn guaranteed by the Company and counter-guaranteed by Yankuang Group to the Company.

2.	Implementation of the Transaction

On 23 December 2009, the Scheme Consideration was paid to all Felix Shareholders and all the Felix Shares were transferred to Austar. Upon completion of the transfer, Austar is the registered holder of 196,625,038 shares recorded in the register of members of Felix maintained by Computershare, representing 100% of the issued share capital of Felix.

LETTER FROM THE BOARD

On 24 December 2009, Felix filed an application with ASX for delisting of the Felix Shares on ASX. Felix was delisted after the close of business hours of ASX on 30 December 2009 pursuant to the relevant listing rules of ASX.

3.	Company’s undertakings in respect of the Transaction

On 23 October 2009, the Treasury of the Australian government announced that the Assistant Treasurer of Australia has conditionally approved the Transaction. In order to obtain the official approval regarding the Transaction, the Company is required to undertake to:

(1)	operate its Australian mines through Yancoal Australia, which is managed in Australia using a predominately Australian management and sales team;

(2)	ensure Yancoal Australia, and any of its operating subsidiaries, have at least two directors whose principal place of residence is in Australia, one of whom will be independent of the Company and its related entities;

(3)	ensure that the Chief Executive Officer and Chief Financial Officer of Yancoal Australia have their principal place of residence in Australia;

(4)	hold the majority of Yancoal Australia’s board meetings in Australia in any calendar year;

(5)	list Yancoal Australia on ASX prior to the end of 2012 and, by that time, reduce the Company’s shareholding of Yancoal Australia to no more that 70%. In addition, as several of the mines operated by Felix are owned by joint ventures with third party companies, following the listing and shareholding reduction in Yancoal Australia, the Company’s economic ownership of the underlying mining assets must stand at no more than 50%. In the event of potential non-performance by the Company as a result of economic conditions or other factors, the Company is required to seek the approval of the Assistant Treasurer of Australia for amending the aforesaid undertakings; and

(6)	market all coal produced at its Australian mines on arms-length terms with reference to international benchmarks and in line with market practices.

The Company has ensured and will continue to ensure strict implementation of its undertakings set out in items (1) to (4) and (6). In respect of item (5), the Company has not yet commenced any listing-related work but will actively prepare for the same and ensure Yancoal Australia is listed on ASX by the end of 2012.

4.	Status on obtaining third party consents

Felix has entered into several joint venture agreements and the completion of the Transaction has triggered the “change of control” provision contained in each of the Ashton joint venture agreement and the Minerva joint venture agreement. Accordingly, the Company

LETTER FROM THE BOARD

is required to obtain from the relevant parties to the agreements a consent to such change of control. Specifically, from IMC and Itochu in respect of the Ashton joint venture and from Sojitz and KORES in respect of the Minerva joint venture.

Prior to the Effective Date, Itochu and KORES have, by way of written consents, waived their respective rights under the relevant joint venture agreements to acquire all of the equity interest in the relevant joint ventures which arose as a result of the Transaction.

As both IMC and Sojitz require additional time to consider whether a consent would be issued, the Company, on 7 December 2009, waived its rights to rely on the Condition that Felix shall obtain the relevant joint venture partners’ consents in respect of the change of control. The Company is currently negotiating with IMC and Sojitz as to their respectively rights under the relevant joint venture agreements. Should there be any material progress of the negotiation, the Company will duly comply with its disclosure obligations under the Hong Kong Listing Rules and further announcement will be made in this regard.

5.	Divestment of SA Coal

As confirmed by the Company’s legal adviser as to Australian law, Felix distributed the entire issued share capital in SA Coal by way of dividend to Felix Shareholders on 30 October 2009. Accordingly, the condition of divestment of SA Coal under the Scheme Implementation Arrangement has been fulfilled.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this Supplemental Circular.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The following is the text of a report, prepared for the purpose of incorporation in this Supplemental Circular, received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, the reporting accountant.

PricewaterhouseCoopers
22/F, Prince’s Building
Central, Hong Kong

23 March 2010

The Directors

Yanzhou Coal Mining Company Limited

Dear Sirs,

We set out below our report on the financial information (the “Financial Information”) of Felix Resources Limited (“Felix”) and its subsidiaries (together, the “Felix Group”) set out in Sections I to III below, for inclusion in the circular of Yanzhou Coal Mining Company Limited (the “Company”) dated 23 March 2010 (the “Circular”) in connection with the acquisition of Felix by a wholly-owned subsidiary of the Company. The Financial Information comprises the consolidated statements of financial position of Felix Group as at 31 December 2006, 2007 and 2008 and 30 September 2009, the statements of financial position of Felix as at 31 December 2006, 2007 and 2008 and 30 September 2009, and the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements of Felix Group for each of the years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2008 and 2009 (the “Relevant Periods”), and a summary of significant accounting policies and other explanatory notes.

Felix was incorporated in Australia on 29 January 1970 with limited liability under the Corporation Act 2001.

As at the date of this report, Felix has direct and indirect interests in the subsidiaries, joint ventures, associated companies and jointly controlled entities as set out in Notes 37, 38 and 15 of Section II below.

The statutory consolidated financial statements of Felix prepared in accordance with the Australian Accounting Standards (“AAS”) for each of the financial years ended 30 June 2006, 2007, 2008 and 2009 were audited by BDO Kendalls (QLD).

For the purpose of this report, the directors of Felix have prepared the consolidated financial statements of Felix for the Relevant Periods (the “Underlying Financial Statements”) in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. We have audited the Underlying Financial

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Statements in accordance with International Standards on Auditing. The Financial Information has been prepared based on the Underlying Financial Statements with no adjustment made thereon.

Directors’ responsibility

The directors of Felix during the Relevant Periods are responsible for the preparation and fair presentation of the consolidated financial statements of Felix in accordance with AAS. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

For the financial information for each of the years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2009, the directors of Felix and the Company are responsible for the preparation and the true and fair presentation of the financial information in accordance with IFRS. This responsibility includes selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

For the financial information for the nine months ended 30 September 2008, the directors of Felix and the Company are responsible for the preparation and the presentation of the financial information in accordance with the accounting policies set out in Note 1 of Section II below which are in conformity with IFRS.

Reporting accountant’s responsibility

For the financial information for each of the years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2009, our responsibility is to express an opinion on the financial information based on our examination and to report our opinion to you. We examined the Underlying Financial Statements used in preparing the financial information, and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline 3.340 “Prospectuses and the Reporting Accountant” issued by the HKICPA.

For the financial information for the nine months ended 30 September 2008, our responsibility is to express a conclusion on the financial information based on our review and to report our conclusion to you. We conducted our review in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of the financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Opinion and review conclusion

In our opinion, the financial information for each of the years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2009, for the purpose of this report, gives a true and fair view of the state of affairs of Felix and of Felix Group as at 31 December 2006, 2007 and 2008 and 30 September 2009 and of Felix Group’s results and cash flows for the respective years and period then ended.

Based on our review, which does not constitute an audit, nothing has come to our attention that causes us to believe that the financial information for the nine months ended 30 September 2008, for the purpose of this report, is not prepared, in all material respects, in accordance with the accounting policies set out in Note 1 of Section II below which are in conformity with IFRS.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

I.	FINANCIAL INFORMATION OF FELIX GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	Year ended 31 December			9 months ended 30 September
		2006	2007	2008	2008	2009
		A$’000	A$’000	A$’000	A$’000	A$’000
					(unaudited)

Revenue	4	250,826	270,972	670,905	459,397	496,405
Cost of sales		(159,178)	(187,009)	(265,630)	(185,947)	(235,083)

Gross profit		91,648	83,963	405,275	273,450	261,322

Other revenue	4	3,261	4,846	22,777	15,044	13,559
Other income	5	31,438	78,283	87,703	76,950	4,434
Distribution expenses		(56,408)	(64,129)	(77,032)	(52,971)	(56,249)
Administrative expenses		(12,111)	(15,210)	(21,758)	(15,424)	(25,456)
Finance costs	6	(4,341)	(6,996)	(6,924)	(6,204)	(2,545)
Share of net profits/(losses) accounted for using the equity method	15	820	(547)	(11)	(12)	(14)

Profit before income tax		54,307	80,210	410,030	290,833	195,051
Income tax expense	8	(10,715)	(21,169)	(116,333)	(83,692)	(54,945)

Profit after income tax		43,592	59,041	293,697	207,141	140,106

Other comprehensive income
Available-for-sale financial assets (net of tax)
Gain taken to equity	30	99	—	—	—	—
Transferred to profit or loss	30	—	(143)	—	—	—
Cash flow hedges:
Gain/(losses) taken to equity	30	8,717	12,959	(34,060)	(21,383)	(6,191)
Transferred to profit or loss	30	(10,708)	(967)	40,918	(22,854)	2,572

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Notes	Year ended 31 December			9 months ended 30 September
		2006	2007	2008	2008	2009
		A$’000	A$’000	A$’000	A$’000	A$’000
					(unaudited)

Income tax relating to cash flow hedges components of other comprehensive income	8	521	(3,598)	(2,057)	13,271	1,085

Other comprehensive income net of tax		(1,371)	8,251	4,801	(30,966)	(2,534)

Total comprehensive income		42,221	67,292	298,498	176,175	137,572

Profit is attributable to:
Equity holders of Felix	30 (b)	43,471	58,855	293,495	207,015	139,989
Non-controlling interests		121	186	202	126	117

		43,592	59,041	293,697	207,141	140,106

Total comprehensive income is attributable to:
Equity holders of Felix		42,100	67,106	298,296	176,049	137,455
Non-controlling interests		121	186	202	126	117

		42,221	67,292	298,498	176,175	137,572

Basic earnings per share (cents per share)	40	23.99	30.43	149.50	105.45	71.26
Diluted earnings per share (cents per share)	40	23.32	30.39	149.32	105.28	71.19

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at 31 December			As at 30 September
		2006	2007	2008	2009
		A$’000	A$’000	A$’000	A$’000

ASSETS
Current assets
Cash and cash equivalents	9	36,496	10,665	283,415	219,545
Trade and other receivables	10	32,798	102,077	93,080	143,816
Inventories	12	22,293	37,207	49,285	58,469
Derivative financial instruments	11	53	11,668	—	6,655
Other current assets	13	34,503	39,992	50,521	55,664

Total current assets		126,143	201,609	476,301	484,149

Non-current assets
Trade and other receivables	14	9,131	7,609	16,008	11,621
Investments accounted for using the equity method	15	2,657	201	190	176
Available-for-sale financial assets	16	642	—	—	—
Derivative financial instruments	11	45	234	—	—
Property, plant and equipment	18	167,839	196,062	226,234	322,219
Deferred tax assets	20	62,371	47,558	22,901	15,664
Intangible assets	21	233,126	213,205	191,789	187,839
Exploration and evaluation assets	19	14,656	16,201	22,344	29,621

Total non-current assets		490,467	481,070	479,466	567,140

Total assets		616,610	682,679	955,767	1,051,289

LIABILITIES
Current liabilities
Trade and other payables	22	33,323	32,549	61,237	193,256
Interest bearing liabilities	23	19,963	25,560	11,651	16,123
Derivative financial instruments	11	—	—	41,266	9,574
Current tax liabilities		82	267	73,637	75,992
Provisions	24	2,422	750	608	566

Total current liabilities		55,790	59,126	188,399	295,511

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Notes	As at 31 December			As at 30 September
		2006	2007	2008	2009
		A$’000	A$’000	A$’000	A$’000

Non-current liabilities
Trade and other payables	25	4,116	4,520	4,231	5,616
Interest bearing liabilities	26	93,605	81,015	25,597	34,630
Deferred tax liabilities	27	64,136	73,842	76,790	80,197
Provisions	28	3,131	6,064	7,313	7,293

Total non-current liabilities		164,988	165,441	113,931	127,736

Total liabilities		220,778	224,567	302,330	423,247

Net assets		395,832	458,112	653,437	628,042

EQUITY
Contributed equity	29	437,320	444,712	444,833	446,409
Other reserves	30(a)	6,518	14,137	19,698	11,831
(Accumulated losses)/retained profits	30(b)	(51,255)	(4,172)	185,270	166,049

Capital and reserves attributable to the equity holders of Felix		392,583	454,677	649,801	624,289
Non-controlling interests	31	3,249	3,435	3,636	3,753

Total equity		395,832	458,112	653,437	628,042

Total assets less current liabilities		560,820	623,553	767,368	755,778

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

STATEMENTS OF FINANCIAL POSITION

	Notes	As at 31 December			As at 30 September
		2006	2007	2008	2009
		A$’000	A$’000	A$’000	A$’000

ASSETS
Current assets
Cash and cash equivalents	9	18,223	3,161	148,441	12,691
Trade and other receivables	10	66,289	91,536	161,417	349,260
Derivative financial instruments	11	53	11,483	—	—
Other current assets	13	66	40	109	64

Total current assets		84,631	106,220	309,967	362,015

Non-current assets
Trade and other receivables	14	20,748	20,748	26,362	23,568
Derivative financial instruments	11	45	—	—	—
Other financial assets	17	241,393	241,393	241,393	261,056
Property, plant and equipment	18	731	412	928	1,940
Deferred tax assets	20	54,239	39,697	737	1,273
Intangible assets	21	394	309	311	227

Total non-current assets		317,550	302,559	269,731	288,064

Total assets		402,181	408,779	579,698	650,079

LIABILITIES
Current liabilities
Trade and other payables	22	830	726	114,342	121,061
Interest bearing liabilities	23	3,600	9,509	3,522	7,765
Current tax liabilities		—	—	72,622	76,030

Total current liabilities		4,430	10,235	190,486	204,856

Non-current liabilities
Trade and other payables	25	2,422	2,826	2,539	2,148
Interest bearing liabilities	26	13,875	10,397	6,875	—
Deferred tax liabilities	27	29	3,461	709	28

Total non-current liabilities		16,326	16,684	10,123	2,176

Total liabilities		20,756	26,919	200,609	207,032

Net assets		381,425	381,860	379,089	443,047

EQUITY
Contributed equity	29	437,320	444,712	444,833	446,409
Other reserves	30(a)	5,952	13,416	5,333	—
Retained profits	30(b)	(61,847)	(76,268)	(71,077)	(3,362)

Total equity		381,425	381,860	379,089	443,047

Total assets less current liabilities		397,751	398,544	389,212	445,223

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended 31 December			9 months ended 30 September
		2006	2007	2008	2008	2009
	Notes	A$’000	A$’000	A$’000	A$’000	A$’000
					(unaudited)

Total equity at the beginning of the year/period		358,125	395,832	458,112	458,112	653,437

Comprehensive income
Profit for the year/period		43,592	59,041	293,697	207,141	140,106
Other comprehensive income
Available-for-sale financial assets (net of tax)
Gain taken to equity	30	99	—	—	—	—
Transferred to profit or loss	30	—	(143)	—	—	—
Cash flow hedges:
Gains/(losses) taken to equity	30	8,717	12,959	(34,060)	(21,383)	(6,191)
Transferred to profit or loss	30	(10,708)	(967)	40,918	(22,854)	2,572
Deferred and current tax	8	521	(3,598)	(2,057)	13,271	1,085

Other comprehensive income net of tax		(1,371)	8,251	4,801	(30,966)	(2,534)

Total comprehensive income		42,221	67,292	298,498	176,175	137,572

Other equity movements
Share-based payment expense	30	1,341	229	880	67	528
Transactions with equity holders in their capacity as equity holders:
Options exercised during the year/period	29	9	6,531	—	—	—
Dividends declared during the year/period	32	(7,210)	(11,772)	(104,053)	(104,053)	(163,495)
Non-controlling interest		1,346	—	—	—	—

		(4,514)	(5,012)	(103,173)	(103,986)	(162,967)

Total equity at the end of the year/period		395,832	458,112	653,437	530,301	628,042

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended 31 December			9 months ended 30 September
		2006	2007	2008	2008	2009
	Notes	A$’000	A$’000	A$’000	A$’000	A$’000
					(unaudited)
Cash flows from operating activities
Receipts from customers		271,492	328,254	691,013	481,632	596,655
Payments to suppliers and employees		(249,599)	(306,444)	(355,282)	(319,678)	(329,636)
Cash received/(paid) on forward foreign exchange contracts		3,386	1,499	(41,381)	21,698	(46,453)
Cash received on coal swap contracts		—	—	60,440	—	—
Interest received		1,679	1,975	12,383	6,017	11,583
Interest paid		(3,824)	(6,590)	(6,713)	(6,102)	(2,435)
Income taxes refunded/(paid)		3,663	—	(17,416)	(334)	(40,860)

Net cash inflow from operating activities	39	26,797	18,694	343,044	183,233	188,854

Cash flows from investing activities
Payments for property, plant and equipment		(104,269)	(44,876)	(41,113)	(20,413)	(110,332)
Payments for intangible assets		(1,002)	(1,124)	(414)	—	(374)
Proceeds from sale of property, plant and equipment		426	472	154	32	19,882
Proceeds from sale of available-for-sale financial assets		203	1,572	—	—	—
Proceeds from sale of intangible assets		344	—	—	—	—
Proceeds from sale of equity interests in Minerva & Athena Joint Ventures		31,821	9,699	—	—	—
Proceeds from sale of equity interests in Moolarben Joint Venture		—	20,000	157,863	157,863	—
Payments for exploration and evaluation activities		(7,506)	(2,995)	(7,942)	(5,368)	(5,455)
Return of share capital from an associate		2,040	1,910	—	—	—
Advances (to)/from other entities		(4,059)	(9,735)	9,201	10,741	(4,004)

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

		Year ended 31 December			9 months ended 30 September
		2006	2007	2008	2008	2009
	Notes	A$’000	A$’000	A$’000	A$’000	A$’000
					(unaudited)

Advances from/(to) associated entities		1,242	(2,749)	(5,299)	(1,266)	875
Advances to directors		—	—	(1,779)	(1,774)	(37)
Repayment of advances to a former director		—	—	1,705	1,705	—
Payment of deferred purchase consideration for equity interests in Minerva		—	—	—	—	(500)
Transfer to cash-restricted		—	—	—	—	(100,000)

Net cash (outflow)/inflow from investing activities		(80,760)	(27,826)	112,376	141,520	(199,945)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		9	6,531	—	—	—
Proceeds from borrowings		106,200	15,800	—	—	—
Repayment of borrowings		(32,143)	(20,759)	(69,500)	(68,625)	(2,625)
Payment of finance lease liabilities		(4,118)	(6,499)	(9,117)	(5,144)	(4,972)
Proceeds from forward foreign exchange contracts early close out		3,015	—	—	—	—
Dividends paid	32	(7,210)	(11,772)	(104,053)	(5,890)	(45,182)

Net cash inflow/(outflow) from financing activities		65,753	(16,699)	(182,670)	(79,659)	(52,779)

Net increase/(decrease) in cash and cash equivalents		11,790	(25,831)	272,750	245,094	(63,870)
Cash and cash equivalents at the beginning of the year/period		24,706	36,496	10,665	10,665	283,415

Cash and cash equivalents at end of the year/period	9	36,496	10,665	283,415	255,759	219,545

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

II.	NOTES TO THE FINANCIAL INFORMATION

1	Summary of significant accounting policies

Felix is an Australian coal exploration and production company with high-quality assets and projects throughout Australia. Felix Group has three operating open-cut coal mines, Yarrabee and Minerva in Queensland and Ashton in New South Wales, and an underground coal mine at Ashton in New South Wales, and its current priority is the development of the Moolarben open-cut coal mine in New South Wales. Felix Group is also part of consortiums formed to build and operate future coal terminals in Newcastle and Gladstone.

Felix is a listed public company limited by shares, incorporated and domiciled in Australia.

The Financial Information has been prepared in accordance with IFRS. It is prepared on the basis of historical costs, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The latest IFRS applicable on or before 30 September 2009 have been adopted throughout all the periods presented. The Financial Information is presented in Australian dollars.

All values in the Financial Information are rounded to the nearest thousand dollars (A$’000) unless otherwise stated.

Felix has not early adopted the amendments, new standards and interpretations issued by the International Accounting Standards Board that have been issued but are not yet effective. Such standards are not expected to have a material impact on the Financial Information on initial application.

Felix Group has adopted IFRS 8 Operating Segments, under which segment information is presented using a ‘management approach’, i.e. segment information is provided on the same basis as information used for internal reporting purposes by the chief operating decision maker to assesses performance and allocate resources. The chief operating decision maker that makes strategic decisions has been identified as the Managing Director.

The following is a summary of the material accounting policies adopted by Felix Group in the preparation of the Financial Information. The accounting policies have been consistently applied to all the periods presented, unless otherwise stated.

(a)	Principles of consolidation

(i)	Subsidiaries

A subsidiary is any entity controlled by Felix. Control exists where Felix has the capacity to govern the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Felix to achieve the objectives of Felix. A list of subsidiaries is contained in note 37 to the Financial Information.

All inter-company balances and transactions between entities in Felix Group, including any unrealised profits or losses, have been eliminated on consolidation.

Non-controlling interests in the equity and results of entities that are controlled are shown as a separate item in the Financial Information. Losses applicable to the non-controlling interest in a consolidated subsidiary are allocated against the majority except to the extent that the non-controlling interest has a binding obligation and is able to make an additional investment to cover the losses. If in future years the subsidiary reports profits, such profits are allocated to the majority interest until the non-controlling interest’s share of losses previously absorbed by the majority have been recovered.

Where an entity began or ceased to be controlled during the period the results for that entity are only included from the date control commenced or up to the date control ceased.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(ii)	Associates

Associates are those entities over which Felix Group exercises significant influence, but not control. Investments in associates are accounted for in Felix’s balance sheet using the cost method and in the Financial Information using the equity method, after initially being recognised at cost. Under this method, Felix Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated statement of comprehensive income, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investments.

When Felix Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, Felix Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

(b)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rate expected to apply when the assets are recovered or the liabilities settled, based on those tax rates which are enacted or substantively enacted in each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by Felix Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Felix and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidation regime. Felix is responsible for recognising the current tax assets and liabilities for the tax consolidated group. Each entity in the tax consolidated group recognises its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognises the assets. Felix Group has entered into a tax sharing agreement whereby each company in Felix Group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Felix Group can recognise their balance of the current tax assets and liabilities through inter-entity accounts.

(c)	Cash and cash equivalents

Cash and cash equivalents includes:

(i)	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii)	other short term, highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(d)	Financial assets and financial liabilities

Felix Group classifies its financial assets and liabilities into the categories listed below, with the allocation depending on the purpose the asset or liability was acquired.

(i)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Note 1(e) provides further information on loans and receivables.

(ii)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Derivatives are classified as held for trading unless they are designated as hedges. Other financial assets are classified as held for trading if acquired principally for the purpose of selling in the short-term. Note 1(x) provides further information on derivatives.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other financial asset categories. Note 1(j) provides further information on investments classified as available-for-sale.

(iv)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss comprises ’out-of-the-money’ derivatives.

(v)	Financial liabilities measured at amortised cost

Financial liabilities measured at amortised cost comprise trade and other payables, and interest bearing liabilities. Note 1(p) provides further information on interest bearing liabilities.

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Details on financial risk management are disclosed in note 2.

(e)	Loans and receivables

Trade receivables, loans and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

Debts which are known to be uncollectible are written-off by reducing the carrying amount directly. A provision for impairment is made when there is objective evidence that the full amount is not collectible. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in the statement of comprehensive income. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision account.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(f)	Advances to subsidiaries

Advances by Felix to subsidiaries (refer to note 14) are principally contributions toward exploration and evaluation expenditure, research and development expenditure and mine development. The value and recoverability of these amounts is related to Felix’s policies with regards to exploration and evaluation expenditure as described in note 1(m), and research and development expenditure as described in note 1(l). Should the underlying asset values be insufficient to recover the advances the amounts are reviewed for impairment.

(g)	Inventories

Coal stocks are stated at the lower of cost and net realisable value. Costs are assigned on a weighted average basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(h)	Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the statement of comprehensive income in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio is based on the Joint Ore Reserves Committee (“JORC”) reserves of each mine.

(i)	Property, plant and equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and accumulated impairment losses. The carrying amount of freehold land and buildings and plant and equipment is reviewed to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis described in note 1(o).

The depreciable amount of all property, plant and equipment, including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis or units of production basis to allocate their cost, net of their residual values, over their estimated useful lives to Felix Group commencing from the time the asset is held ready for use, as follows:

Buildings	10-25 years
Mine development	Units of production basis In tonnes
Plant and equipment	2.5-25 years
Leased plant and equipment	2.5-18 years

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each reporting date.

(j)	Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. After initial recognition, investments in shares in listed companies classified as available-for-sale are measured at fair value. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and Felix Group has transferred substantially all the risks and rewards of ownership.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Fair value for shares in listed companies is determined by reference to the Australian Securities Exchange quoted market bid prices at the close of business on the reporting date. Gains and losses on these available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of comprehensive income.

Investments in shares in unlisted companies, which do not have a quoted market price and whose fair value cannot be reliably measured, are classified as available-for-sale and are measured at cost. Gains and losses are recognised in the statement of comprehensive income when the investments are derecognised or impaired.

Investments in subsidiaries are carried in Felix’s balance sheet at the lower of cost and recoverable amount. Investments in associates are accounted for in the Financial Information as set out in note 1(a).

(k)	Interests in joint ventures

Felix Group’s share using proportionate consolidation of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the Financial Information. Details of Felix Group’s interests in joint ventures are shown in note 38.

(l)	Intangible assets

(i)	Mining tenements

Mining tenements have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of mining tenements are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Amortisation of mining tenements commences from the date when commercial production commences, or in the case of the acquisition of the Ashton Coal Project, from the date of acquisition, and is charged to the statement of comprehensive income. Mining tenements are amortised over the life of the mine on a units of production basis of JORC reserves.

Changes in the annual amortisation rate resulting from changes in the remaining JORC reserves are applied on a prospective basis from the commencement of the next financial year.

(ii)	Computer software

Computer software has a finite useful life and is carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of computer software are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Amortisation of computer software is calculated using a straight-line basis to allocate the cost over the period of the expected benefit, which varies from 2.5 to 4 years.

(iii)	Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products for clean coal technology) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads (including depreciation on property, plant and equipment). Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Capitalised development costs have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying value of capitalised development costs are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Amortisation of capitalised development costs is calculated using a straight-line basis to allocate the costs over the period of the expected benefit.

(iv)	Rail access rights

Rail access rights have a finite useful life and are carried at cost less, where applicable, any accumulated amortisation and accumulated impairment losses. The carrying values of rail access rights are reviewed to ensure they are not in excess of their recoverable amounts. The recoverable amount is assessed on the basis described in note 1(o).

Rail access rights are amortised over the life of the mine or agreement using a unit of production basis in tonnes for the Minerva mine. The remaining estimated economically recoverable reserves of the Minerva mine at 31 December 2006, 2007, 2008 and 30 September 2009 are 34.2 million tonnes, 30.2 million tonnes, 27.4 million tonnes and 25.5 million tonnes, respectively.

(m)	Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount. The recoverable amount is assessed on the basis described in note 1(o).

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

(n)	Acquisition of assets and assumption of liabilities

The acquisition of group of assets, including property, plant and equipment and intangibles, that do not constitute a business, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of consideration provided plus incidental costs directly attributable to the acquisition.

When equity instruments are issued as consideration, their market price at the date of acquisition is used as their fair value. The consideration will be allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of acquisition. Such a transaction does not give rise to goodwill.

Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to Felix Group as if a similar borrowing were obtained from an independent financier under comparable terms and conditions. The unwinding of the discount is treated as a finance cost.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(o)	Recoverable amount of assets and impairment

At the end of each reporting date or when there is indication that an asset may be impaired, Felix Group assesses whether there is any indication that an asset may be impaired. Where an indication of impairment exists, Felix Group makes a formal estimate of the recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. The amount of the impairment loss is recognised in the statement of comprehensive income.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, Felix Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Assets other than goodwill that have suffered impairments are reviewed for possible reversal of the impairment at each reporting date.

(p)	Interest bearing liabilities

Interest bearing liabilities are initially recorded at fair value, net of transaction costs. Subsequent to initial recognition, interest bearing liabilities are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in the statement of comprehensive income over the period of the interest bearing liabilities using the effective interest rate method.

All interest bearing liabilities are classified as current liabilities unless Felix Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

(q)	Borrowing costs

Borrowing costs incurred during the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as an expense when incurred.

(r)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to ownership of the assets, but not the legal ownership, are transferred to the entities in Felix Group are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the lower of the fair value of the leased property plus transaction costs incurred or the present value of the minimum lease payments, including any guaranteed residual value. Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that Felix Group will obtain ownership of the assets or over the shorter of the asset’s useful life and the term of the lease. Lease payments are allocated between the reduction of the lease liability and lease finance charges for the year.

The net gains arising on the sale of an asset and the leasing back of the same asset using a finance lease are included as deferred income in the statement of financial position and are released to the statement of comprehensive income on a straight-line basis over the term of the lease.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the term of the lease.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(s)	Employee benefits

(i)	Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by Felix Group in respect of services provided by employees up to the reporting date.

(ii)	Retirement benefit obligations

Contributions are made by Felix Group to defined contribution superannuation funds and are charged as expenses when incurred.

(iii)	Share-based payments

Felix Group provides benefits to Directors, other key management personnel and general managers of Felix Group in the form of share-based payment transactions, whereby Directors, other key management personnel and general managers render services in exchange for options to purchase shares in Felix. The cost of these share-based payment transactions is measured by reference to the fair value at the date at which they are granted. Fair values at grant date are determined using a trinomial or binomial option pricing model that takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected price volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option.

The assessed fair value at grant date is recognised as an expense in the statement of comprehensive income, together with a corresponding increase in equity, pro-rata over the expected life of the option from grant date to expected vesting date. Upon exercise of the options, the balance in the options reserve is transferred to contributed equity. No expense is recognised for options that do not ultimately vest because internal conditions were not met. An expense is still recognised for options that do not ultimately vest because a market condition is not met. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(t)	Provision

Provisions for rehabilitation and legal claims are recognised when: Felix Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

A provision for rehabilitation is recognised when there is a present obligation to rehabilitate an area disturbed, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. An asset is created as part of the current and non-current development assets, to the extent that the development relates to future production activities, which is offset by a current and non-current provision for rehabilitation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(u)	Revenue

Revenue from the sale of coal is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery, usually on a Free On Board, Trimmed (FOBT) basis.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive the dividend has been established.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customer.

(v)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

The net amount of GST recoverable from or payable to the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(w)	Foreign currency transactions and balances

Items included in the Financial Information of each entity of Felix Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Financial Information is presented in Australian dollars, which is Felix’s functional and presentation currency.

Foreign currency transactions during the period are translated into the functional currency at rates of exchange applicable at the dates of each transaction. Monetary assets and liabilities denominated in foreign currencies at balance sheet date are converted at rates of exchange ruling at that date.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities, whether realised or unrealised, are recognised in the statement of comprehensive income as they arise except where hedging specific anticipated transactions (see note 1(x)).

The monetary assets and liabilities of foreign subsidiaries are translated at year-end rates. The non-monetary assets and liabilities are translated at rates at the transaction date or at the date these items are revalued or written down. Generally operating results are translated at average monthly rates. All resulting exchange differences are recognised as a separate component of equity. On disposal of a foreign subsidiary, the cumulative amount of such exchange differences are recognised in the statement of comprehensive income as part of the gain or loss on sale.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(x)	Derivatives

Felix Group uses derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, and interest rate swap contracts to hedge its risks associated with foreign currency, coal price, and interest rate fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The resulting gain or loss arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, is recognised in the statement of comprehensive income immediately.

The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at reporting date. The fair value of coal swap contracts is determined using forward coal price market rates at reporting date.

The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows.

The forward foreign exchange contracts, coal swap contracts, and interest rate swap contracts entered into by Felix Group are designated and qualify as cash flow hedges.

Felix Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Felix Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income in the hedging reserve and transferred to profit or loss when the hedged item affects profit or loss. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

The gains or losses in respect of hedge transactions which relate to future purchases or sales are deferred and included in the measurement of the purchase or sale to which they relate when the anticipated transaction occurs. Any gains or losses on the hedge transaction after that date are included in the statement of comprehensive income.

The net amount receivable or payable as a result of a hedge transaction is included as an asset or liability in the statement of financial position from the date of inception of the hedge. The corresponding unrealised gain or loss is recognised in equity in the hedging reserve. Changes in the fair value of the forward foreign exchange contracts, coal swap contracts, or interest rate swap contracts are recognised through the hedging reserve until the anticipated underlying transaction occurs. Once the anticipated underlying transaction occurs, amounts accumulated in equity are recycled through the statement of comprehensive income or recognised as part of the cost of the asset to which it relates.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity and is recognised when the forecast transaction is ultimately recognised. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the statement of comprehensive income for the year.

(y)	Issued capital

Costs directly attributable to the issue of new shares or options are shown as a deduction from the equity proceeds, net of any income tax benefit. Costs directly attributable to the issue of new shares or options associated with the acquisition of a business are not included in the cost of the acquisition as they reduce the purchase consideration.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(z)	Critical accounting estimates and other accounting judgements

The Directors evaluate estimates and judgments incorporated into the Information based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within Felix Group.

Following is a summary of the key assumptions concerning the future, and other key sources of estimation and accounting judgements at reporting date that have not been disclosed elsewhere in this Financial Information.

(i)	Determination of coal resources and reserves

Felix Group estimates its coal resources and reserves based on information compiled by Competent Persons defined in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004. Reserves determined in this way are used in the calculation of amortisation and impairment charges, the assessment of mine lives and for forecasting the timing of the payment of rehabilitation costs.

(ii)	Amortisation

The amortisation of mine development assets, mining tenements, rail access rights, exploration and evaluation assets where the related area of interest is being or has been developed, and the expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The amount of reserves that may actually be mined in the future and Felix Group’s estimate of reserves from time to time in the future may vary from current reserve estimates.

(iii)	Impairment

Felix Group assesses impairment at each reporting date by evaluating conditions specific to Felix Group that may lead to an impairment. Where an indicator of impairment exists, the recoverable amount of the asset is determined. The value-in-use calculations performed to determine the recoverable amount of the cash generating units to which these assets belong is based on actual operating results and a cash flow model based on life of mines. Coal prices used in the model are determined based on an analysis of long-term market price trends and estimated future foreign currency rates. Note 11 provides further information on Felix Group’s exposure to foreign currency risk.

No indicators of impairment have been identified in respect of mine development assets, mining tenements, rail access rights or exploration and evaluation assets where the related area of interest is being or has been developed, for the reporting period.

(iv)	Rehabilitation

The calculations of the provisions for rehabilitation and where applicable the related development assets rely on estimates of the cost to rehabilitate an area which is currently disturbed, based on legislative requirements and current costs. The costs are estimated on the basis of a mine closure plan. Cost estimates take into account expectations about future events including the mine lives, the timing of rehabilitation expenditure, regulations and discount rates. When these expectations change in the future the provision and where applicable the development asset are recalculated in the period in which they change.

(v)	Income taxes

Felix Group is subject to income taxes in Australia. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Felix Group estimates its tax liabilities based on Felix Group’s understanding of the tax law. Where the

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

(aa)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the equity holders of Felix by the weighted average number of ordinary shares outstanding during the financial year/ period.

(ii)	Diluted earnings per share

Earnings used to calculate diluted earnings per share are calculated by adjusting the basic earnings by the after-tax effect of dividends and interest associated with dilutive potential ordinary shares. The weighted average number of shares used is adjusted for the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ab)	Dividend distribution

Dividend distribution to Felix’s shareholders is recognised as a liability in the Financial Information in the period in which the dividends are approved by Felix’s directors.

2	Financial risk management

Felix Group undertakes transactions in a range of financial instruments including:

(i)	cash and cash equivalents;

(ii)	trade & other receivables;

(iii)	trade and other payables;

(iv)	interest bearing liabilities, including bank loans and finance leases; and

(v)	derivatives.

Felix Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Board of Directors has overall responsibility for determining risk management objectives and policies and risk management is carried out by a central treasury department. The Board provides written principles for overall risk management, as well as policies covering specific areas such as, investment of excess liquidity, and the use of derivative financial instruments to mitigate foreign exchange risk, price risk, and interest rate risk. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivatives are used exclusively for hedging purposes i.e. not as trading or other speculative instruments. Derivative transactions are entered into to hedge the risks relating to underlying physical positions arising from business activities.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible and reduce volatility on financial performance without unduly affecting competitiveness and flexibility. Further details regarding these policies are set out below.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates (currency risk), coal prices (price risk) or interest rates (interest rate risk).

(i)	Foreign exchange risk

Felix Group operates entirely in Australia and its costs are primarily denominated in its functional currency, the Australian dollar. Export coal sales are denominated in US dollars. A strengthening of the Australian dollar against the US dollar has an adverse impact on earnings and cash flow. Some plant and equipment purchases are denominated in currencies other than the Australian dollar. A weakening of the Australian dollar against those other currencies has an adverse impact on earnings and cash flow.

Foreign exchange risk that arises from firm commitments or highly probable transactions is managed principally through the use of forward foreign currency derivatives. Felix Group hedges a proportion of these transactions (such as contracted US dollar sales and asset purchases settled in foreign currencies) in each currency in accordance with the Board’s risk management policy.

Felix Group’s exposure to foreign exchange risk at the reporting date is set out below.

	As at 31 December 2006				As at 31 December 2007
	USD	EUR	YEN	GBP	USD	EUR	YEN	GBP
	$’000	€’000	€’000	€’000	$’000	€’000	€’000	€’000

Cash and cash equivalents	42	—	—	—	226	—	—	—
Trade receivables	12,850	—	—	—	13,793	—	—	1
Forward foreign exchange contracts:
– sell foreign currency (cash flow hedges)	—	—	—	—	(155,104)	—	—	—

Total	12,892	—	—	—	(141,085)	—	—	1

	As at 31 December 2008
	USD	EUR	YEN	GBP
	$’000	€’000	€’000	€’000

Cash and cash equivalents	5,472	—	—	—
Trade receivables	54,506	—	—	—
Forward foreign exchange contracts:
– sell foreign currency (cash flow hedges)	(147,595)	—	—	—

	(87,617)	—	—	—

	As at 30 September 2009
	USD	EUR	YEN	GBP
	$’000	€’000	€’000	€’000

Cash and cash equivalents	13,129	—	—	1
Trade receivables	23,566	—	—	—
Trade payables	(433)	—	—	—
Forward foreign exchange contracts:
– buy foreign currency (cash flow hedges)	33,517	14,271	1,227,116	—
– sell foreign currency (cash flow hedges)	(45,000)	—	—	—

	24,779	14,271	1,227,116	1

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(ii)	Price risk

Felix Group is exposed to price risk on the coal it produces and sells on the world market in US dollars. The majority of coal sales are made to major customers with the prices negotiated annually. The remainder of coal sales are sold at the spot market price, or sold under long-term fixed prices.

Price risk that arises from firm commitments or highly probable transactions is managed principally through the use of forward coal price derivatives. Felix Group hedges a proportion of these transactions (such as contracted US dollar sales) in accordance with the Board’s risk management policy. These cash flow hedges balance the exposure to changes in the market price of coal by fixing the price. The Board’s policy assumes that at the time when coal sales contracts are entered into that the contracted price will approximate to the current price of the market index that the coal swap contracts are linked to. The Board’s policy requires that an offsetting coal swap contract is entered into at the same time that the coal sales contract price is agreed to. During 2009, no additional coal price hedging was entered into due to the low coal prices.

Felix Group’s exposure to price risk is detailed in note 11.

(iii)	Cash flow and fair value interest rate risk

Felix Group is subject to interest rate risk that arises from borrowings. Borrowings issued at variable rates expose Felix Group to cash flow interest rate risk. Borrowings issued at fixed rates expose Felix Group to fair value interest rate risk if they are carried at fair value. Felix Group invests surplus cash in interest bearing deposits with banks and financial institutions. Investments at variable rates expose Felix Group to cash flow interest rate risk. Investments at fixed rates expose Felix Group to fair value interest rate risk if they are carried at fair value.

Interest rate risk that arises from borrowings is managed generally by borrowing at floating interest rates. Felix Group hedges a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts when required under borrowing agreements.

Felix Group’s fixed rate borrowings and receivables are carried at amortised cost. They are therefore not subject to fair value interest rate risk.

Felix Group’s exposure to cash flow interest rate risk from investments at 31 December 2006, 2007, 2008 and 30 September 2009 was A$28,172,000, A$12,370,000, A$29,208,000 and A$148,213,000 respectively. Felix Group’s exposure to cash flow interest rate risk from borrowings at 31 December 2006, 2007, 2008 and 30 September 2009 was A$62,134,000, A$67,626,000, A$1,215,000 and A$2,201,000 respectively.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The effective interest rates of financial assets and financial liabilities of Felix Group at the reporting date are set out below.

As at 31 December 2006				Weighted average effective interest rate
		Floating balance	Fixed balance	Floating	Fixed
		A$’000	A$’000%		%
(i)	Financial Assets

	Current
	Cash and cash equivalents	26,467	10,029	4.75	6.60
	Secured director loan – interest bearing	1,705	—	9.72	N/A

		28,172	10,029

(ii)	Financial liabilities

	Current
	Bank loans	2,134	1,466	8.29	6.00
	Lease liabilities	—	8,177	N/A	9.6
	Non-current
	Bank loans	60,000	13,875	7.99	6.00
	Lease liabilities	—	19,730	N/A	9.93

		62,134	43,248

As at 31 December 2007				Weighted average effective interest rate
		Floating balance	Fixed balance	Floating	Fixed
		A$’000	A$’000%		%
(ii)	Financial Assets

	Current
	Cash and cash equivalents	10,665	—	5.92	N/A
	Loan to other entities	—	14,006	N/A	25.00
	Secured director loan – interest bearing	1,705	—	10.10	N/A

		12,370	14,006

(ii)	Financial liabilities

	Current
	Bank loans	16,836	1,874	8.76	6.00
	Lease liabilities	—	6,850	N/A	10.26
	Non-current
	Bank loans	50,790	10,375	8.79	6.00
	Lease liabilities	—	19,850	N/A	8.95

		67,626	38,949

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

As at 31 December 2008				Weighted average effective interest rate
		Floating balance	Fixed balance	Floating	Fixed
		A$’000	A$’000%		%
(i)	Financial Assets

	Current
	Cash and cash equivalents	29,208	254,207	2.76	5.48
	Secured director loan – interest bearing	—	1,779	N/A	10.45

		29,208	255,986

(ii)	Financial liabilities

	Current
	Bank loans	1,215	2,285	5.50	6.00
	Lease liabilities	—	8,151	N/A	9.63
	Non-current
	Bank loans	—	6,875	N/A	6.00
	Lease liabilities	—	18,722	N/A	7.97

		1,215	36,033

As at 30 September 2009				Weighted average effective interest rate
		Floating balance	Fixed balance	Floating	Fixed
		A$’000	A$’000%		%
(i)	Financial Assets

	Current
	Cash and cash equivalents	148,213	71,318	2.42	3.66
	Cash-restricted	—	100,000	N/A	3.21
	Secured director loan – interest bearing	—	1,816	N/A	10.45

		148,213	173,134

(ii)	Financial liabilities

	Current
	Bank loans	908	6,842	4.72	6.00
	Lease liabilities	—	8,373	N/A	8.93
	Non-current
	Bank loans	—	—	N/A	N/A
	Lease liabilities	—	33,337	N/A	8.45
	Loan from other entity	1,293	—	5.27	N/A

		2,201	48,552

(iv)	Sensitivity analysis – interest rate risk and other price risk

The following table shows the sensitivity of Felix Group’s financial assets and financial liabilities to interest rate risk and other price risk.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Sensitivity for interest rate risk shows the effect there would be on post-tax profit and equity if interest rates had changed by -/+ 100 basis points (100 basis points equals 1%) from the year end rates with all other variables held constant. The carrying amounts disclosed below do not include items which have fixed interest rates.

Sensitivity for price risk shows the effect there would be on post-tax profit and equity if the coal price had weakened/strengthened by 10% with all other variables held constant, arising from coal swap contracts designated as cash flow hedges.

		Interest rate risk					Price risk
			–100 basis points		+100 basis points			–10%		+10%
31 December 2006	Carrying amount	Interest rate	Profit	Other equity	Profit	Other equity	Coal price	Profit	Equity	Profit	Equity
	A$’000%		A$’000	A$’000	A$’000	A$’000	USD/t	A$’000	A$’000	A$’000	A$’000

Financial assets
Cash and cash equivalents	26,467	4.75	(265)	—	265	—	—	—	—	—	—
Secured director loan	1,705	9.72	(17)	—	17	—	—	—	—	—	—
Financial liabilities
Bank loans	3,600	8.29	36	—	(36)	—	—	—	—	—	—
Bank loans (non current)	73,875	7.99	739	—	(739)	—	—	—	—	—	—
Tax charge of 30%	(148)	—	148	—				—	—	—	—

Total increase/ (decrease)			345	—	(345)	—		—	—	—	—

		Interest rate risk					Price risk
			–100 basis points		+100 basis points			–10%		+10%
31 December 2007	Carrying amount	Interest rate	Profit	Other equity	Profit	Other equity	Coal price	Profit	Equity	Profit	Equity
	A$’000%		A$’000	A$’000	A$’000	A$’000	USD/t	A$’000	A$’000	A$’000	A$’000
Financial assets
Cash and cash equivalents	10,665	5.92	(107)	—	107	—	—	—	—	—	—
Secured director loan	1,705	10.1	(17)	—	17	—	—	—	—	—	—
Financial liabilities
Bank loans (Current)	16,836	8.76	152	—	(152)	—	—	—	—	—	—
Bank loans (Non Current)	50,790	8.79	508	—	(508)	—	—	—	—	—	—
Tax charge of 30%	(161)	—	161	—				—	—	—	—

Total increase/ (decrease)			375	—	(375)	—		—	—	—	—

		Interest rate risk					Price risk
			–100 basis points		+100 basis points			–10%		+10%
31 December 2008	Carrying amount	Interest rate	Profit	Other equity	Profit	Other equity	Coal price	Profit	Equity	Profit	Equity
	A$’000%		A$’000	A$’000	A$’000	A$’000	USD/t	A$’000	A$’000	A$’000	A$’000
Financial assets
Cash and cash equivalents	29,208	2.76	(292)	—	292	—	—	—	—	—	—
Secured director loan	1,779	11.75	(18)	—	18	—	—	—	—	—	—
Financial liabilities
Bank loans	1,215	5.50	—	—	—	—	—	—	—	—	—
Tax charge of 30%			93	—	(93)	—		—	—	—	—

Total (decrease)/increase			(217)	—	217	—		—	—	—	—

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

		Interest rate risk					Price risk
			–100 basis points		+100 basis points			–10%		+10%
30 September 2008 (unaudited)	Carrying amount	Interest rate	Profit	Other equity	Profit	Other equity	Coal price	Profit	Equity	Profit	Equity
	$’000%		$’000	$’000	$’000	$’000	USD/t	$’000	$’000	$’000	$’000
Financial assets
Cash and cash equivalents	56,901	2.53	(569)	—	569	—	—	—	—	—	—
Financial liabilities

Derivatives – cash flow hedges	—	—	—	—	—	—	131.00	—	(13,845)	—	13,845
Bank loans	1,319	8.67	13	—	(13)	—	—	—	—	—	—
Tax charge of 30%			167	—	(167)	—		—	4,154	—	(4,154)

Total (decrease)/increase			(389)	—	389	—		—	(9,691)	—	9,691

		Interest rate risk					Price risk
			–100 basis points		+100 basis points			–10%		+10%
30 September 2009	Carrying amount	Interest rate	Profit	Other equity	Profit	Other equity	Coal price	Profit	Equity	Profit	Equity
	A$’000%		A$’000	A$’000	A$’000	A$’000	USD/t	A$’000	A$’000	A$’000	A$’000
Financial assets
Cash and cash equivalents	148,213	2.42	(1,482)	—	1,482	—	—	—	—	—	—
Financial liabilities
Bank loans	908	4.72	9	—	(9)	—	—	—	—	—	—
Loan from other entity	1,293	5.27	13	—	(13)	—	—	—	—	—	—
Tax charge of 30%			438	—	(438)	—		—	—	—	—

Total (decrease)/increase			(1,022)	—	1,022	—		—	—	—	—

(v)	Sensitivity analysis – foreign exchange risk

			USD
			–5%		+5%
31 December 2006	Carrying amount	Spot rate	Profit	Other equity	Profit	Other equity
	A$’000		A$’000	A$’000	A$’000	A$’000
Financial assets
Cash and cash equivalents	53	0.7913	3	—	(3)	—
Trade receivables	16,238	0.7913	855	—	(773)	—
Financial liabilities
Tax charge of 30%			(257)	—	233	—

Total increase/(decrease)			601	—	(543)	—

			USA$
			–5%		+5%
31 December 2007	Carrying amount	Spot rate	Profit	Other equity	Profit	Other equity
	A$’000		A$’000	A$’000	A$’000	A$’000
Financial assets
Cash and cash equivalents	257	0.8816	14	—	(12)	—
Trade receivables	15,645	0.8816	823	—	(745)	—
Derivatives – cash flow hedges	—	0.8816	—	(9,360)	—	8,468
Financial liabilities
Tax charge of 30%			(251)	2,808	227	(2,540)

Total increase/(decrease)			586	(6,552)	(530)	5,928

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Carrying amount	Spot rate	USA$
			–5%		+5%
31 December 2008			Profit	Other equity	Profit	Other equity
	A$’000		A$’000	A$’000	A$’000	A$’000

Financial assets
Cash and cash equivalent	7,899	0.6928	416	—	(376)	—
Trade receivables	78,675	0.6928	4,141	—	(3,746)	—
Financial liabilities
Derivatives – cash flow hedges	—	0.6928	—	(11,265)	—	10,192
Tax charge of 30%			(1,367)	3,380	1,237	(3,058)

Total increase/(decrease)			3,190	(7,885)	(2,885)	7,134

			USD					Euro					Yen
			–5%		+5%			–5%		+5%			–5%		+5%
30 September 2009	Carrying amount	Spot rate	Profit	Other equity	Profit	Other equity	Spot rate	Profit	Equity	Profit	Equity	Spot rate	Profit	Equity	Profit	Equity
	A$’000		A$’000	A$’000	A$’000	A$’000		A$’000	A$’000	A$’000	A$’000		A$’000	A$’000	A$’000	A$’000

Financial assets
Cash and cash equivalents	14,198	0.8801	785	—	(710)	—		—	—	—	—		—	—	—	—

Trade receivables	26,778	0.8801	1,409	—	(1,275)	—		—	—	—	—		—	—	—	—
Derivatives – cash flow hedges	—	0.8801	—	(2,736)	—	2,475		—	—	—	—		—	—	—	—
Financial liabilities
Derivatives – cash flow hedges	—	0.8801	—	2,127	—	(1,925)	0.6015	—	1,169	—	(1,058)	78.82	—	549	—	(529)
Tax charge of 30%			(658)	183	598	(165)		—	(351)	—	317		—	(165)	—	159

Total increase/(decrease)			1,536	(426)	(1,387)	385		—	818	—	(741)		—	384	—	(370)

(b)	Credit risk

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Credit risk arises from cash and cash equivalents, forward foreign exchange contracts, coal swap contracts and interest rate swap contracts, as well as credit exposures to customers. In respect of credit risk on derivatives, refer to note 11(b). In respect to cash deposits, Felix Group only invests with accounts that have a Standard and Poor’s credit rating of A-1+. The Commonwealth Bank of Australia (CBA) is the major counterparty for derivatives and cash and cash equivalents. CBA has an overall Standard and Poor’s credit rating of AA.

Credit risk in trade receivables is managed in the following ways:

(i)	payment terms are set for individual customers;

(ii)	a risk assessment process is used for all customers; and

(iii)	letters of credit are required for those customers assessed as posing a higher risk.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The maximum exposure to credit risk on financial assets which have been recognised in the statement of financial position is their carrying amount less impairment provision as set out below.

	As at 31 December			As at 30 September
	2006	2007	2008	2009
	A$’000	A$’000	A$’000	A$’000

Cash and cash equivalents	36,496	10,665	283,415	219,545
Trade and other receivables	41,929	109,686	109,088	155,437
Derivative financial instruments	98	11,902	—	6,655

	78,523	132,253	392,503	381,637

(c)	Liquidity risk

Liquidity risk includes the risk that, as a result of operational liquidity requirements, Felix Group will be impacted in the following ways:

(i)	will not have sufficient funds to settle a transaction on the due date;

(ii)	will be forced to sell financial assets at a value which is less than what they are worth; or

(iii)	may be unable to settle or recover a financial asset at all.

Liquidity risk is managed by maintaining sufficient cash and liquid deposit balances and having readily accessible standby facilities in place in accordance with the Board’s risk management policy. Details regarding finance facilities are set out in note 26.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Maturities of financial liabilities

The tables below analyse Felix Group’s financial liabilities into maturity groupings based on the remaining period at the reporting date to the contractual maturity date. Refer to note 11(a) for the contractual maturity of derivatives. Refer to note 35 for the contractual maturity of finance leases. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not necessarily equate to the carrying amounts.

At 31 December 2006	Less than 6 months	6 – 12 months	Between 1 and 3 years	Over 3 years	Total contractual cash flows	Carrying amount
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Trade creditors	27,848	—	—	—	27,848	27,848
Other creditors	2,975	—	—	—	2,975	2,975
Bank loans	9,651	9,682	35,968	29,025	84,326	77,475
Deferred payment for acquisition of equity interests in Minerva	—	250	1,000	2,750	4,000	—
Other loans	8,186	—	—	—	8,186	8,186
Unsecured loan – non-interest bearing	1,693				1,693	1,693

Total	50,353	9,932	36,968	31,775	129,028	118,177

At 31 December 2007	Less than 6 months	6 – 12 months	Between 1 and 3 years	Over 3 years	Total contractual cash flows	Carrying amount
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Trade creditors	27,770	—	—	—	27,770	27,770
Other creditors	953	—	—	—	953	953
Bank loans	9,523	9,814	41,951	31,969	93,257	79,875
Deferred payment for acquisition of equity interests in Minerva	—	—	1,000	3,000	4,000	2,827
Unsecured loan – non-interest bearing	1,693	—	—	—	1,693	1,693

Total	39,939	9,814	42,951	34,969	127,673	113,118

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

At 31 December 2008	Less than 6 months	6 – 12 months	Between 1 and 3 years	Over 3 years	Total contractual cash flows	Carrying amount
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Trade creditors	53,260	—	—	—	53,260	53,260
Other creditors	427	—	—	—	427	427
Bank loans	2,388	2,255	7,328	—	11,970	10,375
Deferred payment for acquisition of equity interests in Minerva	250	250	1,000	2,500	4,000	3,038
Unsecured loan – non-interest bearing	1,693	—	—	—	1,693	1,693

Total	58,018	2,505	8,328	2,500	71,350	68,793

At 30 September 2009	Less than 6 months	6 – 12 months	Between 1 and 3 years	Over 3 years	Total contractual cash flows	Carrying amount
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Trade creditors	57,707	—	—	—	57,707	57,707
Other creditors	557	—	—	—	557	557
Bank loans	2,228	6,214	—	—	8,443	7,750
Deferred payment for acquisition of equity interests in Minerva	250	250	1,000	2,000	3,500	2,648
Unsecured loan – non-interest bearing	1,693	—	—	—	1,693	1,693
Loan from other entity	35	41	1,316	—	1,392	1,293

Total	62,470	6,505	2,316	2,000	73,292	71,648

(d)	Capital risk management

Refer to note 29(d) for Felix Group’s objectives when managing capital.

(e)	Fair value measurements

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

As of 1 January 2009, Felix adopted the amendment to IFRS 7 Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and

(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3)

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The following table presents Felix Group’s and Felix’s assets and liabilities measured and recognised at fair value:

Level 2	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Assets
Derivatives used for hedging	98	11,668	—	6,655

Total assets	98	11,668	—	6,655

Liabilities
Derivatives used for hedging	—	234	41,266	9,574

Total liabilities	—	234	41,266	9,574

3	Segment information

(a)	Description of segments

Management has determined the operating segments based on the reports reviewed by the executive management team that are used to make strategic decisions. Within this team, the chief operating decision maker has been identified as the Managing Director.

Felix Group undertakes coal mining in Central Queensland and the Hunter Valley region of New South Wales.

The executive team monitors the performance of each coal mine separately and these operating segments have been determined to be four reportable segments, being the Ashton, Minerva, Moolarben and Yarrabee mines. The Moolarben mine commenced construction in 2009 and has not commenced production yet.

The “other” segment includes all the other operations that are not included in a reportable segment. This includes corporate functions, exploration and evaluation, Ultra Clean Coal research and development and any other items that are not appropriate to be allocated to a reportable segment.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(b)	Segment information provided to the executive management team

The segment information provided to the executive management team for the reportable segments for the years ended 31 December 2006, 2007and 2008, and the nine months ended 30 September 2008 and 2009 is as follows:

	Ashton	Minerva	Moolarben	Yarrabee	Other	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Year ended 31 December 2006
Segment income
Revenue from external customers	61,481	62,787	—	116,915	8,700	249,883
Inter-segment revenue	—	—	—	1,924	(981)	943

Total segment revenue	61,481	62,787	—	118,839	7,719	250,826

Interest income	321	276	—	93	989	1,679
Finance costs	(2,803)	(668)	—	(303)	(567)	(4,341)
Depreciation and amortisation	(5,883)	(3,733)	—	(1,561)	(3,171)	(14,348)
Other segment (costs)/revenue	(53,615)	(39,602)	—	(99,506)	12,394	(180,329)
Share of net profits accounted for using the equity method	820	—	—	—	—	820

Segment result before tax	321	19,060	—	17,562	17,364	54,307

Income tax expense						(10,715)

Profit after income tax						43,592

Earnings before interest and tax (“EBIT”)	3,124	19,728	—	17,865	17,931	58,648

Earnings before interest, tax, depreciation and amortisation (“EBITDA”)	9,007	23,461	—	19,426	21,102	72,996

Segment net assets
Total segment assets	119,870	47,818	—	58,344	390,578	616,610
Total segment liabilities	(107,252)	(30,084)	(472)	(28,454)	(54,516)	(220,778)

Net assets	12,618	17,734	(472)	29,890	336,062	395,832

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Ashton	Minerva	Moolarben	Yarrabee	Other	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Year ended 31 December 2007
Segment income
Revenue from external customers	105,295	70,128	—	91,204	938	267,565
Inter-segment revenue	—	—	—	6,954	(3,547)	3,407

Segment sales revenue	105,295	70,128	—	98,158	(2,609)	270,972

Interest income	216	406	—	106	1,247	1,975
Finance costs	(5,575)	(470)	—	(124)	(827)	(6,996)
Depreciation and amortisation	(14,137)	(4,101)	—	(1,913)	(4,558)	(24,709)
Other segment (costs)/ revenue	(80,600)	(52,738)	82,956	(88,995)	(21,108)	(160,485)
Share of net losses accounted for using the equity method	(547)	—	—	—	—	(547)

Segment result before tax	4,652	13,225	82,956	7,232	(27,855)	80,210

Income tax expense						(21,169)

Profit after income tax						59,041

EBIT	10,227	13,695	82,956	7,356	(27,028)	87,206

EBITDA	24,364	17,796	82,956	9,269	(22,470)	111,915

Segment net assets
Total assets	124,750	58,078	82,956	70,386	346,509	682,679
Total liabilities	(98,517)	(30,945)	(26,410)	(35,668)	(33,027)	(224,567)

Net assets	26,233	27,133	56,546	34,718	313,482	458,112

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Ashton	Minerva	Moolarben	Yarrabee	Other	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Year ended 31 December 2008
Segment income
Revenue from external customers	355,214	148,674	—	146,530	—	650,418
Inter-segment revenue	—	—	—	41,809	(21,322)	20,487

Segment sales revenue	355,214	148,674	—	188,339	(21,322)	670,905

Interest income	1,936	417	5,745	96	7,874	16,068
Finance costs	(4,940)	(418)	—	(510)	(1,056)	(6,924)
Depreciation and amortisation	(16,695)	(4,810)	—	(2,609)	(4,869)	(28,983)
Other segment (costs)/ revenue	(117,247)	(105,189)	90,021	(114,267)	5,657	(241,025)
Share of net losses accounted for using the equity method	(11)	—	—	—	—	(11)

Segment result before tax	218,257	38,674	95,766	71,049	(13,716)	410,030

Income tax expense						(116,333)

Profit after income tax						293,697

EBIT	223,197	39,092	95,766	71,559	(12,660)	416,954

EBITDA	239,892	43,902	95,766	74,168	(7,791)	445,937

Segment net assets
Total assets	250,761	153,193	46,966	121,149	383,698	955,767
Total liabilities	(75,755)	(64,259)	(9,666)	(62,558)	(90,092)	(302,330)

Net assets	175,006	88,934	37,300	58,591	293,606	653,437

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Ashton	Minerva	Moolarben	Yarrabee	Other	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

9 months ended 30 September 2008 (unaudited)
Segment income
Revenue from external customers	237,607	106,975	—	103,711	—	448,293
Inter-segment revenue	—	—	—	22,661	(11,557)	11,104

Segment sales revenue	237,607	106,975	—	126,372	(11,557)	459,397

Interest income	723	281	4,275	70	5,617	10,966
Finance costs	(4,768)	(311)	—	(356)	(769)	(6,204)
Depreciation and amortisation	(12,057)	(3,402)	—	(1,794)	(3,418)	(20,671)
Other segment (costs)/revenue	(85,766)	(69,088)	90,016	(82,484)	(5,321)	(152,643)
Share of net losses accounted for using the equity method	(12)	—	—	—	—	(12)

Segment result before tax	135,727	34,455	94,291	41,808	(15,448)	290,833

Income tax expense						(83,692)

Profit after income tax						207,141

EBIT	140,495	34,766	94,291	42,164	(14,679)	297,037

EBITDA	152,552	38,168	94,291	43,958	(11,261)	317,708

Segment net assets
Total assets	189,010	99,391	126,890	89,627	367,326	872,244
Total liabilities	(113,430)	(83,993)	(4,635)	(37,336)	(102,549)	(341,943)

Net assets	75,580	15,398	122,255	52,291	264,777	530,301

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Ashton	Minerva	Moolarben	Yarrabee	Other	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

9 months ended 30 September 2009
Segment income
Revenue from external customers	232,955	104,391	—	146,081	—	483,427
Inter-segment revenue	—	—	—	26,485	(13,507)	12,978

Segment sales revenue	232,955	104,391	—	172,566	(13,507)	496,405

Interest income	2,600	208	1,159	43	4,706	8,716
Finance costs	(588)	(365)	(6)	(1,014)	(572)	(2,545)
Depreciation and amortisation	(13,713)	(4,159)	—	(3,275)	(3,759)	(24,906)
Other segment (costs)/revenue	(114,799)	(69,638)	(597)	(110,578)	13,007	(282,605)
Share of net losses accounted for using the equity method	(14)	—	—	—	—	(14)

Segment result before tax	106,441	30,437	556	57,742	(125)	195,051

Income tax expense						(54,945)

Profit after income tax						140,106

EBIT	107,029	30,802	562	58,756	447	197,596

EBITDA	120,742	34,961	562	62,031	4,206	222,502

Segment net assets
Total assets	176,603	92,103	76,254	134,746	571,583	1,051,289
Total liabilities	(48,485)	(43,050)	(44,652)	(71,936)	(215,124)	(423,247)

Net assets	128,118	49,053	31,602	62,810	356,459	628,042

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(c)	Other segment information

(i)	Segment revenue

The revenues derived from single external customers that exceed 10% of Felix Group’s coal sales revenue are as follows:

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
				(unaudited)

Total revenues from customers where each customer makes up more than 10% of Felix Group’s sales revenue	108,415	105,736	413,461	252,988	208,314
Number of customers	4	3	4	3	3
Proportion of each customer contributes to total sales revenue	10%-12%	11%-15%	11%-18%	11%-20%	12%-15%

The entity is domiciled in Australia. Segment revenues are allocated based on the country in which the customer is located as follows:

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
				(unaudited)

Australia	10,692	13,031	21,070	21,070	9,405
China	11,557	1,574	—	—	62,293
India	25,207	10,948	18,775	18,775	1,237
Japan	90,503	118,726	378,588	198,896	236,254
Korea	22,472	52,106	203,773	140,109	105,076
Spain	25,584	19,231	—	—	—
Taiwan	7,157	15,620	35,577	19,868	19,389
Rest of world	48,632	38,769	54,040	37,825	65,322

Total revenue from sales of coal	241,804	270,005	711,823	436,543	498,976

Sales between segments are carried out on arm’s length basis and are eliminated on consolidation. The revenue from external parties reported to the executive management team is measured in a manner consistent with that in the statement of comprehensive income.

(ii)	Segment net assets

The amounts provided to the executive management team with respect to net assets are measured in a manner consistent with that of the Financial Information. These assets and liabilities are allocated to a reportable segment based on the operations of the segment and in the case of assets the physical location of the asset.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

4	Revenue

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)

Sales revenue
Sale of coal	241,804	270,005	711,823	436,543	498,976
Gain/(loss) on forward foreign exchange contracts	9,022	967	(40,918)	22,854	(45,711)
Gain on coal swap contracts	—	—	—	—	43,140

Total sales revenue	250,826	270,972	670,905	459,397	496,405

Other revenue
Rendering of services:
Management fees	549	1,547	5,586	3,209	3,782
Marketing fees	454	757	978	775	913
Interest received – other parties	1,679	1,975	16,068	10,966	8,716
Plant hire	470	404	—	—	—
Rents and sub-lease rentals	109	163	145	94	148

Total other revenue	3,261	4,846	22,777	15,044	13,559

Total revenue	254,087	275,818	693,682	474,441	509,964

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

5	Other income

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)

Foreign exchange gains (net)	83	8,470	12,862	2,818	—
Net gain on sale of available-for-sale financial assets	71	1,136	—	—	—
Option agreements for sale of tenements	1,224	—	—	—	—
Gain on forward foreign exchange contracts where contracts were not matched to coal sales	1,686	—	—	—	—
Government grants	—	—	582	—	388
Net gain on disposal of equity interests in Minerva and Athena Joint Ventures	28,374	—	—	—	—
Net gain on disposal of equity interests in Moolarben Joint Venture	—	67,862	73,751	73,751	—
Deferred income	—	—	—	—	118
Other income	—	815	508	381	3,928

Total other income	31,438	78,283	87,703	76,950	4,434

There is no investment income from listed or unlisted investments.

6	Expenses

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)

Profit before income tax includes the following specific expenses:
Depreciation
Buildings	47	100	538	383	319
Plant and equipment	3,640	10,197	8,669	5,702	9,068
Mine Development	1,774	2,937	6,091	4,688	5,360
Less: capitalised depreciation	—	—	—	(45)	—

Total depreciation	5,461	13,234	15,298	10,728	14,747

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)

Amortisation
Leased plant and equipment	5,087	6,161	8,037	6,001	5,520
Exploration and evaluation	426	366	291	207	202
Mining tenements	2,775	4,266	4,438	3,158	3,527
Rail access rights	467	524	741	478	684
Computer software	132	159	178	135	226
Less: capitalised amortisation	—	—	—	(36)	—

Total amortisation	8,887	11,476	13,685	9,943	10,159

Total depreciation and amortisation	14,348	24,710	28,983	20,671	24,906

Finance costs
Finance lease charges	2,346	1,514	1,709	1,424	1,916
Finance lease charges – related parties (note 33)	491	670	364	309	49
Other interest charges	1,995	9,669	4,851	4,471	580
Less: capitalised finance costs	—	(4,621)	—	—	—
Less: capitalised finance costs – related parties	(491)	(236)	—	—	—

Finance costs expensed	4,341	6,996	6,924	6,204	2,545

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Net loss/(gain) on disposal of property, plant and equipment	148	(12)	(112)	(14)	136
Rental expense relating to operating lease payments	2,219	2,077	1,712	1,241	1,523
Government royalties	15,918	16,206	47,365	27,754	36,498
Research and development expenditure	287	1,491	2,615	1,713	4,582

Employee expenses
Defined contribution superannuation expense	2,005	4,309	1,874	2,633	3,209
Employee benefits expense	33,926	41,765	45,750	37,360	49,842
Share-based payments expense	1,341	229	880	67	528

Total employee expenses	37,272	46,303	48,504	40,060	53,579

There were no forfeited contributions during the periods noted above.
Significant expenses
Demurrage	4,679	7,373	4,114	2,768	2,792
Loss on forward foreign exchange contracts	—	—	40,918	—	45,711
Foreign exchange losses (net)	—	—	—	—	7,995
Significant profits
Gain on forward foreign exchange contracts	9,022	967	—	22,854	—
Foreign exchange gains (net)	83	8,470	12,862	2,818	—
Net gain on disposal of equity interests in Minerva and Athena Joint Ventures	28,374	—	—	—	—
Net gain on disposal of equity interests in Moolarben Joint Venture (note 42)	—	67,862	73,751	73,751	—
Gain on coal swap contracts	—	—	—	—	43,140
Foreign exchange gains (net) where contracts were not matched to coal sales	1,686	—	—	—	—

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

7	Operating profit

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Reconciliation of profit before income tax to operating profit
Profit before income tax	54,307	80,210	410,030	290,833	195,051
Net gain on disposal of equity interests in Moolarben Joint Venture (note 42)	—	(67,862)	(73,751)	(73,751)	—
Net gain on disposal of equity interests in Minerva and Athena Joint Ventures (note 42)	(28,374)	—	—	—	—

Operating profit	25,933	12,348	336,279	217,082	195,051

8	Income tax

		Year ended			9 months ended
		31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
		A$’000	A$’000	A$’000	A$’000	A$’000
					(unaudited)
(a)	Income tax recognised in profit or loss
	Current tax	533	(379)	73,253	38,575	56,380
	Deferred tax
	Origination and reversal of temporary differences	2,740	6,372	4,026	5,588	(1,435)
	Utilisation of previously recognised tax losses	7,442	14,606	39,529	39,529	—
	Under/(over) provision in prior years	—	570	(475)	—	—

	Total income tax expense	10,715	21,169	116,333	83,692	54,945

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

		Year ended			9 months ended
		31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
		A$’000	A$’000	A$’000	A$’000	A$’000
					(unaudited)

(b)	Numerical reconciliation of income tax expense to prima facie tax payable
	Profit before income tax	54,307	80,210	410,030	290,833	195,051
	Income tax at the rate of 30% (In each instance)	16,292	24,063	123,010	87,249	58,515
	Increase/(decrease) in income tax expense due to:
	Non-deductible expenses	181	1,061	1,703	1,571	596
	Non-deductible share-based payments	402	69	264	21	158
	Research and development concession	(5,629)	(2,923)	(7,352)	(5,026)	(3,397)
	Other deductible expenses	(531)	(1,671)	(817)	(123)	(927)

		10,715	20,599	116,808	83,692	54,945

	Under/(over) provision in prior years	—	570	(475)	—	—

	Total income tax expense	10,715	21,169	116,333	83,692	54,945

	Effective tax rate	19.7%	26.4%	28.4%	28.8%	28.2%

(c)	Amounts recognised directly in equity
	Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity is set out below.
	Changes in derivative financial instruments
	Current tax	(786)	57	18,007	(347)	(13,164)
	Net deferred tax	265	3,541	(15,950)	(12,924)	12,079

		(521)	3,598	2,057	(13,271)	(1,085)

(d)	Unrecognised deferred tax balances
	Tax losses attributable to subsidiaries not members of the tax consolidated group – revenue	10,738	10,407	10,630	11,201	9,748
	Tax losses attributable to subsidiaries not members of the tax consolidated group – capital	1,703	1,703	1,703	1,703	1,703

		12,441	12,110	12,333	12,904	11,451

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

There is no expiry date on the future deductibility of unused tax losses. The benefit of revenue losses and capital losses are not recognised until it is probable that the subsidiary will be able to utilise these tax losses.

(e)	Tax consolidation legislation

For the purposes of taxation, Felix and its 100% owned Australian subsidiaries are a tax consolidated group. The head entity of the tax consolidated group is Felix. Felix is responsible for recognising the current tax assets and liabilities for the tax consolidated group. Each entity in the tax consolidated group recognises its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognises the assets.

Felix Group has entered into a tax sharing agreement whereby each company in Felix Group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Felix Group can recognise their balance of the current tax assets and liabilities through inter-entity accounts. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote.

9	Current assets – Cash and cash equivalents

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Felix Group
Cash at bank and on hand	3,648	7,557	11,011	49,527
Short-term deposits	32,848	3,108	272,404	170,018

	36,496	10,665	283,415	219,545

Felix
Cash at bank and on hand	936	3,146	382	915
Short-term deposits	17,287	15	148,059	11,776

	18,223	3,161	148,441	12,691

(a)	Effective interest rate

Information concerning the effective interest rate of cash and cash equivalents is set out in note 2.

(b)	Fair value

Due to the short-term nature of the deposits, their carrying amount is assumed to approximate their fair value.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

10	Current assets – Trade and other receivables

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Felix Group
Trade receivables	20,741	19,379	82,474	23,147
Other debtors	2,192	3,692	8,827	8,129
Cash-restricted	—	—	—	100,000
Secured director loan – interest bearing	—	—	1,779	1,816
Receivables from other entities – interest bearing	—	14,006	—	—
Receivables from other entities – non-interest bearing	9,865	65,000	—	10,724

	32,798	102,077	93,080	143,816

Felix
Trade receivables	397	231	327	807
Receivable from controlled entities	8,209	24,633	158,633	201,816
Other debtors	520	311	2,457	600
Advances to controlled entities	57,163	66,361	—	46,037
Cash-restricted	—	—	—	100,000

	66,289	91,536	161,417	349,260

Credit terms are set for individual customers following a risk assessment process. The majority of Felix Group’s sales are on payment terms that range between 5 to 14 working days from receipt of invoices or shipping documents by the buyer. Some customers that are assessed to have a low risk have credit terms ranging up to 21 days. Letters of credit are required for those customers assessed as posing a higher risk. The aging of trade receivables based on invoice date is as follows.

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Felix Group
< 15 days	15,337	15,971	62,740	19,072
15-30 days	4,960	2,581	14,575	3,849
30-45 days	3	514	5,022	3
> 45 days	441	313	137	223

	20,741	19,379	82,474	23,147

Felix
< 15 days	249	202	197	659
15-30 days	58	7	49	13
30-45 days	—	—	—	—
> 45 days	90	22	81	135

	397	231	327	807

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(a)	Past due but not impaired

Except as noted below, at all reporting dates trade receivables for Felix Group and Felix were fully performing.

Felix Group

As at 31 December 2006, 2007, 2008 and 30 September 2009, Felix Group had trade receivables of A$5,537,000, A$8,803,000, A$10,173,000 and A$409,000 that were past due but not impaired. The ageing analysis of these trade receivables is set out below.

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

< 15 days	1,020	4,137	9,869	17
15-30 days	4,155	4,247	223	154
30-45 days	37	10	5	11
> 45 days	325	409	76	227

	5,537	8,803	10,173	409

Felix

As at 31 December 2006, 2007, 2008 and 30 September 2009 Felix had trade receivables of A$148,000, A$40,000, A$15,000 and A$155,000, respectively that were past due but not impaired. The ageing analysis of these trade receivables is set out below.

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

< 15 days	—	3	—	—
15-30 days	148	6	1	10
30-45 days	—	—	—	—
> 45 days	—	31	14	145

	148	40	15	155

The other classes within trade and other receivables do not contain impaired assets and are not past due. It is expected that these amounts will be received when due. Unless specified below, Felix Group does not hold any collateral in relation to these receivables.

(b)	Other receivables

Included in receivables from other entities – interest bearing at 31 December 2006, 2007, 2008 and 30 September 2009 is funds of A$Nil, A$14,006,000, A$Nil and A$Nil, respectively, loaned to Newcastle Coal Infrastructure Group Pty Ltd, a company in which Felix Group has a non-controlling shareholding. In August 2005 Newcastle Coal Infrastructure Group Pty Ltd was selected by the New South Wales government as the preferred developer and operator of a third coal loader for the port of Newcastle. The loan was interest bearing and unsecured and was repayable upon funding of the Stage 1 expansion project. Refer to note 14 for details on the non-current portion of this loan.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Included in receivables from other entities at 31 December 2006, 2007, 2008 and 30 September 2009 is funds of N/A, N/A, A$Nil and A$8,809,374, respectively, loaned to Newcastle Coal Infrastructure Group Pty Ltd. The loan is non-interest bearing and unsecured and is repayable upon funding of the Stage 2 expansion project. Refer to note 14 for details on the non-current portion of this loan.

Included in receivables from other entities are funds receivable from Kores Australia Minerva Coal Pty Ltd in relation to the 7.3% sale of Felix Group’s interest in the Minerva Joint Venture. At 31 December 2006, 2007, 2008 and 30 September 2009 the amounts receivable were A$9,865,000, N/A, N/A and N/A, respectively.

Also included in receivables from other entities are funds receivable from Sojitz Moolarben Resources Pty Ltd in relation to the 10% sale of the Moolarben Coal Project. At 31 December 2006, 2007, 2008 and 30 September 2009 the amounts receivable were A$Nil, A$65,000,000, N/A and N/A, respectively. For Felix, the receivable from controlled entities represents the receivables from tax consolidated entities under the tax funding agreement; refer to note 1(b). The advances to controlled entities are repayable at call.

The secured director loan is to Director Mr. Brian Flannery. The terms and conditions of the loan are set out in note 33.

Cash-restricted at 31 December 2006, 2007, 2008 and 30 September 2009 includes A$Nil, A$Nil, A$Nil and A$100,000,000 in a security deposit account. These funds are mortgaged in favour of the counterparty as security for a portion of the finance lease facility. Further information concerning the finance leases is set out in note 26.

(c)	Foreign exchange and interest rate risk

Information about Felix Group’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is set out in note 2.

(d)	Fair value and credit risk

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. Refer to note 2 for more information on the risk management policy of Felix Group and the credit quality of Felix Group’s trade receivables.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

11	Derivative financial instruments

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Current Assets
Interest rate swap contracts – receivable	53	185	—	—
Forward foreign exchange contracts – receivable	—	11,483	—	6,655

	53	11,668	—	6,655

Non-current assets
Interest rate swap contracts – receivable	45	234	—	—

	45	234	—	—

Current liabilities
Forward foreign exchange contracts – payable	—	—	41,266	9,574

	—	—	41,266	9,574

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix
Current Assets
Interest rate swap – receivable	53	—	—	—
Forward foreign exchange contracts – receivable	—	11,483	—	—

	53	11,483	—	—

Non-current assets
Interest rate swap – receivable	45	—	—	—

	45	—	—	—

(a)	Instruments used by Felix Group

Felix Group uses derivative financial instruments in order to hedge exposure to fluctuations in interest rates, foreign exchange rates, and coal prices in accordance with the financial risk management policies (refer to note 2).

(i)	Forward foreign exchange contracts – cash flow hedges

Felix Group enters into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of Felix Group’s revenue stream and capital expenditure and thereby assist in risk management for Felix Group. Foreign currency speculation is specifically excluded. Forward foreign exchange contracts are entered for contracted future sales and capital expenditure undertaken in foreign currencies.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The outstanding sell USD contracts are hedging highly probable forecasted sales of coal, whereas the outstanding buy USD, Euro and Yen contracts relate to the purchase of mining equipment for Moolarben (2008: Yarrabee and Minerva respectively). The contracts are timed to mature when funds for coal sales are forecast to be received and when payments for mining equipment are scheduled to be made. At each of the reporting dates, the details of the outstanding forward foreign exchange contracts are set out below.

Felix Group Buy United States Dollars	31 December 2006	31 December 2007	31 December 2008	30 September 2009

Settlement
Less than 6 months – USD’000	—	—	—	33,517
Average rate – USD	—	—	—	0.7532

Total -USD’000	—	—	—	33,517

Sell United States Dollars	31 December 2006	31 December 2007	31 December 2008	30 September 2009

Settlement
Less than 6 months – USD’000	—	136,204	147,595	30,000
Average rate – USD	—	0.8149	0.8543	0.7674
6 months to 1 year – USD’000	—	12,600	—	15,000
Average rate – USD	—	0.8524	—	0.7674
1 year to less than 2 years – USD’000	—	6,300	—	—
Average rate – USD	—	0.8524	—	—

Total – USD’000	—	155,104	147,595	45,000

Buy Euros	31 December 2006	31 December 2007	31 December 2008	30 September 2009

Settlement
Less than 6 months – EURO’000	—	—	—	14,271
Average rate – EURO	—	—	—	0.5520

Total– EURO’000	—	—	—	14,271

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Felix Sell United States Dollars	31 December 2006	31 December 2007	31 December 2008	30 September 2009

Settlement
Less than 6 months –
USD’000	—	11,363	—	—
Average rate – USD	—	0.8149	—	—
6 months to 1 year –
USD’000	—	152	—	—
Average rate – USD		0.8524
1 year to less than 2 years –
USD’000		(32)
Average rate – USD	—	0.8524	—	—

Total– USD’000	—	11,483	—	—

At balance date, the details of the outstanding flexible forward foreign exchange contracts are set out below.

Buy Japanese Yen	31 December 2006	31 December 2007	31 December 2008	30 September 2009

Settlement
Less than 6 months
– ceiling – YEN’000	—	—	—	989,423
– average rate – YEN	—	—	—	72.7000
– floor – YEN’000	—	—	—	989,423
– average rate – YEN	—	—	—	71.7000
6 months to 1 year
– ceiling – YEN’000	—	—	—	237,693
– average rate – YEN	—	—	—	72.7000
– floor – YEN’000	—	—	—	237,693
– average rate – YEN	—	—	—	71.7000

	—	—	—	1,227,116

(ii)	Coal price swap contracts – cash flow hedges

Felix Group enters into coal swap contracts to sell specified amounts of coal in the future at stipulated prices. The objective of entering into the coal swap contracts is to reduce the coal price related volatility of Felix Group’s revenue stream and thereby assist in risk management for Felix Group. Coal price speculation is specifically excluded. Coal swap contracts are entered for contracted future sales.

The outstanding coal swap contracts are hedging highly probable forecasted sales of coal. The contracts are timed to mature when funds for coal sales are forecast to be received. At the respective balance sheet dates, there were no outstanding coal swap contracts.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The gains and losses on hedges of anticipated coal sales, interest expense, and capital expenditure are recognised in the hedging reserve and the timing of their anticipated recognition as part of sales, interest expense, and capital expenditure are set out below.

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Felix Group
Not later than 1 year	1,019	12,927	19,916	(30,866)	16,296
1 year to less than 2 years	34	129	—	(314)	—
2 years to less than 3 years	12	—	—	—	—

Net gain/(loss)	1,065	13,056	19,916	(31,180)	16,296

Felix
Not later than 1 year	1,019	12,664	—	—	—
1 year to less than 2 years	34	(32)	—	—	—
	12	—	—	—	—

Net gain	1,065	12,632	—	—	—

Details of movements in the hedging reserve are set out in note 30. There was no hedge ineffectiveness in the current or prior years/periods.

(b)	Credit risk exposures

Forward foreign exchange, coal swap, and interest rate swap contracts are subject to credit risk in relation to the relevant counterparties, which are principally large financial institutions. The maximum credit risk exposure is the full amount of unrealised gains on derivative financial instruments, should the counterparty fail to pay the amount which it is committed to pay Felix Group. The full amount of the exposure for Felix Group as at 31 December 2006, 2007, 2008 and 30 September 2009 are A$98,000; A$11,902,000; A$Nil and A$6,655,000 respectively, and for Felix for 31 December 2006, 2007, 2008 and 30 September 2009 is A$98,000, A$11,483,000, A$Nil and A$Nil respectively. Further information about Felix Group’s exposure to credit risk in relation to derivatives is set out in note 2.

(c)	Foreign currency, interest rate and price risk

Information about Felix Group’s exposure to foreign currency risk, price risk, and interest rate risk in relation to derivatives is set out in note 2.

(d)	Fair value

The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at reporting date. The fair value of coal swap contracts is determined using forward coal price market rates at reporting date. The market rates are provided by the counterparty to the derivative. The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

12	Current assets – Inventories

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Coal – at cost	19,887	34,137	45,028	53,472
Fuel – at cost	321	418	269	426
Stock of spare parts – at cost	247	251	2,566	2,317
Stock of tyres – at cost	1,838	2,401	1,422	2,254

	22,293	37,207	49,285	58,469

13	Current assets – Other current assets

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Prepayments	847	1,324	2,107	3,840
Development costs	1,789	—	—	—
Overburden – at cost	31,867	38,668	48,414	51,824

	34,503	39,992	50,521	55,664

Felix
Prepayments	66	40	109	64

14	Non-current assets – Trade and other receivables

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Advances to associated entities	3,155	5,904	11,203	10,328
Secured director loan – interest bearing	1,705	—	—	—
Secured loan – interest bearing	—	1,705	—	—
Receivables from other entities – interest bearing	4,271	—	—	—
Receivables from other entities – non-interest bearing	—	—	4,805	1,293

	9,131	7,609	16,008	11,621

Felix
Advances to controlled entities	84,115	82,563	88,259	84,051
Less: Accumulated impairment losses	(63,367)	(61,815)	(61,897)	(60,483)

	20,748	20,748	26,362	23,568

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(a)	Terms and conditions relating to the above financial instruments

The secured director loan was to former director Mr. John Rawlins. Mr. Rawlins ceased to be a director on 21 March 2007. The terms and conditions of the loan are set out in note 33.

Included in receivables from other entities – interest bearing at 31 December 2006, 2007, 2008 and 30 September 2009 is funds of A$4,271,000, A$Nil, A$Nil and A$Nil, respectively loaned to Newcastle Coal Infrastructure Group Pty Ltd, a company in which Felix Group has a non-controlling shareholding. The loan was interest bearing and unsecured and was repayable upon funding of Stage 1 of the expansion project. Refer to note 10(b) for the current portion of this loan.

Included in receivables from other entities at 31 December 2006, 2007, 2008 and 30 September 2009 is funds of N/A, N/A, A$4,805,000 and A$Nil, respectively, loaned to Newcastle Coal Infrastructure Group Pty Ltd. The loan is non-interest bearing and unsecured and is repayable upon funding of the Stage 2 expansion project. Refer to note 10(b) for the current portion of this loan.

The receivables from other entities at 30 September 2009 of A$1,293,000 is expected to be received from Wiggins Island Coal Export Terminal Pty Ltd upon successful financing of the proposed new export coal terminal at Wiggins Island, Gladstone.

Details regarding advances to associated entities are set out in note 36(e).

The advances to controlled entities by Felix are unsecured, interest free and have no fixed repayment date.

Advances to controlled entities by Felix include a loan to White Mining Limited on acquisition to enable White Mining Limited to repay the majority of its shareholder loans. They also include advances to SASE Pty Ltd (SASE), South Australian Coal Corp Pty Ltd (SACC), Ballymoney Power Limited (BPL), Tonford Pty Ltd (TON), UCC Energy Pty Ltd (UCC), and an advance to Minerva Coal Pty Ltd which was acquired by Felix on purchase of Minerva Coal Pty Ltd.

(b)	Past due but not impaired

Except as noted below, none of the non-current trade and other receivables are past due but not impaired.

(c)	Impaired trade and other receivables

As at 31 December 2006, 2007, 2008 and 30 September 2009 advances to controlled entities by Felix with a nominal value of A$63,367,000, A$61,815,000, A$61,897,000 and A$60,483,000 were impaired. The impaired advances relate to the amounts receivable by Felix from SASE, SACC, TON and BPL. These amounts are principally contributions toward exploration expenditure. The value and recoverability of these amounts is related to Felix’s policies with regards to exploration and evaluation expenditure as described in note 1 of the Financial Information.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The impaired advances also include amounts receivable by Felix from UCC Energy Pty Limited. These amounts are principally contributions towards research and development expenditure. The value and recoverability of these amounts is related to Felix’s policies with regards to research and development expenditure as described in note 1 of the Financial Information.

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Movements in the provision for impairment of advances to controlled entities are as follows:
Balance at beginning of the year/ period	—	63,367	61,815	61,897
Provision for impairment recognised during the year/period	63,367	—	82	8,167
Advances written-off during the year/period as uncollectible	—	(1,552)	—	(1,635)
Unused amount reversed	—	—	—	(7,946)

Balance at the end of the year/period	63,367	61,815	61,897	60,483

The creation and release of the provision for impairment of advances to controlled entities has been included in ‘administrative expenses’ in the statement of comprehensive income. Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

(d)	Risk exposure

Information about Felix Group’s exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

(e)	Fair value

The carrying values of non-current receivables approximate their fair values.

15	Investments accounted for using the equity method – Felix Group

(a)	Investments accounted for using the equity method

		Consolidated carrying amount of investment
Name of associate and jointly controlled entities	Principal activity	31 December 2006	31 December 2007	31 December 2008	30 September 2009
		A$’000	A$’000	A$’000	A$’000

Unlisted
Australian Coal Processing Holdings Pty Ltd (i)	Holding company	2,456	26	21	21
Ashton Coal Mines Limited (ii)	Real estate holder & sales company	201	175	169	155
Australian Coal Processing Pty Ltd	Dormant	—	—	—	—

		2,657	201	190	176

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Each of the above associates and jointly controlled entities is incorporated in Australia.

(i)	A subsidiary of White Mining Limited (WML), White Mining (NSW) Pty Limited (WMNSW), holds 60% of the ordinary shares of Australian Coal Processing Holdings Pty Ltd for 31 December 2006, 2007, 2008 and 30 September 2009. Under the shareholders agreement between WMNSW and the other shareholders, ICRA Ashton Pty Ltd (ICRA) and Austral-Asia Coal Holdings Pty Ltd (Austral), all major financial and operating policy decisions require a vote by Directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously and WMNSW’s voting power is equivalent to 33.33% as at 31 December 2006, 2007, 2008 and 30 September 2009.

(ii)	A subsidiary of White Mining Limited, White Mining (NSW) Pty Limited (WMNSW), holds 60% for 31 December 2006, 2007, 2008 and 30 September 2009 of the ordinary shares of Ashton Coal Mines Limited. Under the shareholders agreement between WMNSW and the other shareholders, ICRA Ashton Pty Ltd (ICRAA) and Austral-Asia Coal Holdings Pty Ltd (Austral), all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore major decisions must be passed unanimously and WMNSW’s voting power is equivalent to 33.33% as at 31 December 2006, 2007, 2008 and 30 September 2009.

		31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
		A$’000	A$’000	A$’000	A$’000	A$’000
					(unaudited)

(b)	Movements in carrying amounts
	Carrying amount at the beginning of the year/ period	3,877	2,656	201	201	190
	Return of share capital	(2,040)	(1,908)	—	—	—
	Share of net profits/(losses) (note 15(c))	820	(547)	(11)	(12)	(14)

	Carrying amount at the end of the year/period	2,657	201	190	189	176

(c)	Share of profits or losses
	Profit/(loss) before income tax	428	70	(5)	(10)	(16)
	Unrecognised share of losses/(profits) for the year/period	149	(514)	—	—	—
	Income tax benefit/(expense)	243	(103)	(6)	(2)	2

	Profit/(loss) after income tax (note 15(b))	820	(547)	(11)	(12)	(14)

(d)	Summarised financial information of associates and jointly controlled entities
	Assets	20,874	9,626	109,178	68,443	37,133
	Liabilities	(17,117)	(9,322)	(108,890)	(68,164)	(36,837)
	Revenues	112,249	178,661	856,111	390,386	113,476
	Profits/(losses)	1,118	(53)	(16)	(24)	(22)

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

16	Non-current assets – Available-for-sale financial assets

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Listed securities – equity securities	642	—	—	—

Felix Group’s investments in equity securities were publicly traded on the Australian Stock Exchange.

17	Non-current assets – Other financial assets

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Felix
Controlled entities – at cost (note 37)	256,736	256,736	256,736	276,399
Less: Accumulated impairment losses	(15,343)	(15,343)	(15,343)	(15,343)

	241,393	241,393	241,393	261,056

18	Non-current assets – Property, plant and equipment

Felix Group

	Assets under construction	Land acquisition in progress	Freehold land & buildings	Mine development	Plant & equipment	Leased plant & equipment	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Year ended 31 December 2006
Opening net book amount	16,444	5,193	4,907	13,709	11,213	25,434	76,900
Additions	102,661	—	4,818	2,313	304	3,943	114,039
Transfers	(34,438)	(4,017)	378	7,938	24,359	5,780	—
Disposals	(1,164)	—	(50)	(2,423)	(6,197)	(2,718)	(12,552)
Depreciation expense	—	—	(47)	(1,774)	(3,640)	—	(5,461)
Amortisation expense	—	—	—	—	—	(5,087)	(5,087)

Closing net book amount	83,503	1,176	10,006	19,763	26,039	27,352	167,839

At 31 December 2006
Cost	83,503	1,176	10,420	26,422	34,656	34,550	190,727
Accumulated depreciation/amortisation	—	—	(414)	(6,659)	(8,617)	(7,198)	(22,888)

Net book amount	83,503	1,176	10,006	19,763	26,039	27,352	167,839

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Assets under construction	Land acquisition in progress	Freehold land & buildings	Mine development	Plant & equipment	Leased plant & equipment	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Year ended 31 December 2007
Opening net book amount	83,503	1,176	10,006	19,763	26,039	27,352	167,839
Additions	36,534	—	3,508	3,539	115	5,287	48,983
Transfers	(11,318)	(1,176)	5,450	3,673	3,371	—	—
Disposals	—	—	(906)		(295)	(164)	(1,365)
Depreciation expense	—	—	(100)	(2,937)	(10,197)	—	(13,234)
Amortisation expense	—	—	—	—	—	(6,161)	(6,161)

Closing net book amount	108,719	—	17,958	24,038	19,033	26,314	196,062

At 31 December 2007
Cost	108,719	—	18,456	33,633	37,812	39,567	238,187
Accumulated depreciation/amortisation	—	—	(498)	(9,595)	(18,779)	(13,253)	(42,125)

Net book amount	108,719	—	17,958	24,038	19,033	26,314	196,062

	Assets under construction	Freehold land & buildings	Mine development	Plant & equipment	Leased plant & equipment	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Year ended 31 December 2008
Opening net book amount	108,719	17,958	24,038	19,033	26,314	196,062
Additions	39,356	5,932	1,028	1,342	7,548	55,206
Transfers	(117,417)	3,631	34,231	77,568	1,741	(246)
Disposals	—	(1,386)	—	(67)	—	(1,453)
Depreciation expense	—	(538)	(6,091)	(8,669)		(15,298)
Amortisation expense	—	—	—	—	(8,037)	(8,037)

Closing net book amount	30,658	25,597	53,206	89,207	27,566	226,234

At 31 December 2008
Cost	30,658	26,832	68,893	116,299	48,856	291,538
Accumulated depreciation/amortisation	—	(1,235)	(15,687)	(27,092)	(21,290)	(65,304)

Net book amount	30,658	25,597	53,206	89,207	27,566	226,234

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Assets under construction	Freehold land & buildings	Mine development	Plant & equipment	Leased plant & equipment	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

9 months ended 30 September 2009
Opening net book amount	30,658	25,597	53,206	89,207	27,566	226,234
Additions	110,459	—	—	6,132	19,809	136,400
Disposals	—	—	(383)	(15,829)	(1,796)	(18,008)
Transfers	(52,284)	6,114	383	41,625	2,022	(2,140)
Depreciation expense	—	(319)	(5,360)	(9,068)	—	(14,747)
Amortisation expense	—	—	—	—	(5,520)	(5,520)

Closing net book amount	88,833	31,392	47,846	112,067	42,081	322,219

At 30 September 2009
Cost	88,833	32,946	67,778	147,820	57,789	395,166
Accumulated depreciation/amortisation	—	(1,554)	(19,932)	(35,753)	(15,708)	(72,947)

Net book amount	88,833	31,392	47,846	112,067	42,081	322,219

Borrowing costs of A$4,858,000 were capitalised in the year ended 31 December 2007 at a weighted average interest rate of 7.46%. No borrowing costs were capitalised in the other reporting periods.

In the nine months ended 30 September 2009, leased assets of A$19,747,000 were sold and leased back and are included in additions above. No sale and leaseback transactions occurred in the other reporting periods.

Felix

	Assets under construction	Plant & equipment	Leased plant & equipment	Total
	A$’000	A$’000	A$’000	A$’000

Year ended 31 December 2006
Opening net book amount	54	353	—	407
Additions	464	18	—	482
Transfers	(292)	292	—	—
Disposals	—	(33)	—	(33)
Depreciation expense	—	(125)	—	(125)

Closing net book amount	226	505	—	731

At 31 December 2006
Cost	226	744	—	970
Accumulated depreciation	—	(239)	—	(239)

Net book amount	226	505	—	731

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Assets under construction	Plant & equipment	Leased plant & equipment	Total
	A$’000	A$’000	A$’000	A$’000

Year ended 31 December 2007
Opening net book amount	226	505	—	731
Additions	8	—	31	39
Transfers	(130)	130	—	—
Disposals	—	(230)	—	(230)
Depreciation expense	—	(128)	—	(128)

Closing net book amount	104	277	31	412

At 31 December 2007
Cost	104	583	31	718
Accumulated depreciation	—	(306)	—	(306)

Net book amount	104	277	31	412

	Assets under construction	Plant & equipment	Leased plant & equipment	Total
	$’000	$’000	$’000	$’000

Year ended 31 December 2008
Opening net book amount	104	277	31	412
Additions	627	148	—	775
Transfers	(372)	372	—	—
Disposals	—	(2)	(1)	(3)
Depreciation expense	—	(248)	—	(248)
Amortisation expense	—	—	(8)	(8)

Closing net book amount	359	547	22	928

At 31 December 2008
Cost	359	1,102	31	1,492
Accumulated depreciation/amortisation	—	(555)	(9)	(564)

Net book amount	359	547	22	928

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Assets under construction	Plant & equipment	Leased plant & equipment	Total
	A$’000	A$’000	A$’000	A$’000

9 months ended 30 September 2009
Opening net book amount	359	547	22	928
Additions	403	736	—	1,139
Disposals	—	(44)	—	(44)
Transfers	226	(133)	—	93
Depreciation expense	—	(170)	—	(170)
Amortisation expense	—	—	(6)	(6)

Closing net book amount	988	936	16	1,940

At 30 September 2009
Cost	988	1,640	31	2,659
Accumulated depreciation/amortisation	—	(704)	(15)	(719)

Net book amount	988	936	16	1,940

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Assets pledged as security

Included in the balance of property, plant & equipment and other financial assets are assets over which the charges listed in notes 23 and 26 have been granted as security.

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
The value of non-current assets pledged as security are:
Land and buildings	7,289	2,776	13,767	31,392
Mine development	19,763	24,039	53,206	47,846
Plant and equipment	26,039	19,033	89,207	112,067
Leased plant and equipment	27,351	26,314	27,566	42,081
Assets under construction	83,503	108,719	23,266	88,833

Net book amount	163,945	180,881	207,012	322,219

Felix
Plant and equipment	505	277	547	936
Leased plant and equipment	—	31	22	16
Assets under construction	226	104	359	988
Other financial assets	92	92	92	92

Net book amount	823	504	1,020	2,032

19	Non-current assets – Exploration and evaluation assets

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Exploration and evaluation assets – at cost
Opening balance	30,748	43,050	44,906	51,340
Additions	12,619	2,994	7,941	5,453
Disposals	(317)	(1,138)	(1,507)	—
Transfers	—	—	—	2,026

Closing balance	43,050	44,906	51,340	58,819

Provision for write-down to recoverable amount
Opening balance	(27,968)	(28,394)	(28,705)	(28,996)
Disposals	—	55	—	—
Amortisation expense	(426)	(366)	(291)	(202)

Closing balance	(28,394)	(28,705)	(28,996)	(29,198)

Net book amount	14,656	16,201	22,344	29,621

All exploration and evaluation assets are intangible in nature.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

20	Non-current assets – Deferred tax assets

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
The balance comprises temporary differences attributable to: Amounts recognised in profit and loss
Trade and other payables	—	—	183	2,329
Employee benefits provisions	1,129	1,730	2,812	3,094
Rehabilitation provisions	1,666	2,044	2,376	2,358
Property, plant and equipment	3,100	299	907	1,484
Investments accounted for using the equity method	928	1,053	1,139	1,143
Mining tenements	1,359	1,697	2,533	2,906
Other intangible assets	—	—	—	4
Tax losses	54,153	39,547	18	18
Other	36	1,188	553	30

	62,371	47,558	10,521	13,366

Amounts recognised directly in equity
Derivative financial instruments	—	—	12,380	2,298

Total deferred tax assets	62,371	47,558	22,901	15,664

Deferred tax assets to be recovered within 12 months	55,318	42,465	15,946	7,407
Deferred tax assets to be recovered after more than 12 months	7,053	5,093	6,955	8,257

	62,371	47,558	22,901	15,664

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Movements in deferred tax assets:

	Opening balance at 1 January 2006	(Charged)/ credited to profit or loss	Charged to equity	Closing balance at 31 December 2006
	A$’000	A$’000	A$’000	A$’000
Felix Group

Amounts recognised in profit and loss
Trade and other payables	643	(643)	—	—
Employee benefits provisions	722	407	—	1,129
Rehabilitation provisions	867	799	—	1,666
Property, plant and equipment	2,249	851	—	3,100
Investments accounted for using the equity method	633	295	—	928
Mining tenements	1,275	84	—	1,359
Tax losses	61,595	(7,442)	—	54,153
Other	96	(60)	—	36

	68,080	(5,709)	—	62,371

Amounts recognised directly in equity Derivative financial instruments	236	—	(236)	—

Total	68,316	(5,709)	(236)	62,371

	Opening balance at 1 January 2007	Credited/ (charged) to profit or loss	Charged to equity	Closing balance at 31 December 2007
	A$’000	A$’000	A$’000	A$’000
Felix Group

Amounts recognised in profit and loss
Employee benefits provisions	1,129	601	—	1,730
Rehabilitation provisions	1,666	378	—	2,044
Property, plant and equipment	3,100	(2,801)	—	299
Investments accounted for using the equity method	928	125	—	1,053
Mining tenements	1,359	338	—	1,697
Tax losses	54,153	(14,606)	—	39,547
Other	36	1,152	—	1,188

	62,371	(14,813)	—	47,558

Amounts recognised directly in equity Derivative financial instruments	—	—	—	—

Total	62,371	(14,813)	—	47,558

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Opening balance at 1 January 2008	Credited/ (charged) to profit or loss	Credited to equity	Closing balance at 31 December 2008
	A$’000	A$’000	A$’000	A$’000
Felix Group

Amounts recognised in profit and loss
Trade and other payables	—	183	—	183
Employee benefits provisions	1,730	1,082	—	2,812
Rehabilitation provisions	2,044	332	—	2,376
Property, plant and equipment	299	608	—	907
Investments accounted for using the equity method	1,053	86	—	1,139
Mining tenements	1,697	836	—	2,533
Other intangible assets	—	—	—	—
Tax losses	39,547	(39,529)	—	18
Other	1,188	(635)	—	553

	47,558	(37,037)	—	10,521

Amounts recognised directly in equity Derivative financial instruments	—	—	12,380	12,380

Total	47,558	(37,037)	12,380	22,901

	Opening balance at 1 January 2009	Credited/ (charged) to profit or loss	Charged to equity	Closing balance at 30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group

Amounts recognised in profit and loss
Trade and other payables	183	2,146	—	2,329
Employee benefits provisions	2,812	282	—	3,094
Rehabilitation provisions	2,376	(18)	—	2,358
Property, plant and equipment	907	577	—	1,484
Investments accounted for using the equity method	1,139	4	—	1,143
Mining tenements	2,533	373	—	2,906
Other intangible assets	—	4	—	4
Tax losses	18	—	—	18
Other	553	(523)	—	30

	10,521	2,845	—	13,366

Amounts recognised directly in equity Derivative financial instruments	12,380	—	(10,082)	2,298

Total	22,901	2,845	(10,082)	15,664

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix

The balance comprises temporary differences attributable to:
Amounts recognised in profit and loss
Trade and other payables	—	—	205	856
Employee benefits provisions	86	149	307	383
Property, plant and equipment	—	—	18	11
Other intangible assets	—	—	—	5
Tax losses	54,153	39,547	18	18
Other	—	1	189	—

Total deferred tax assets	54,239	39,697	737	1,273

Deferred tax assets to be recovered within 12 months	54,239	39,697	530	1,257
Deferred tax assets to be recovered after more than 12 months	—	—	207	16

	54,239	39,697	737	1,273

21	Non-current assets – Intangible assets

Felix Group

	Mining tenements	Computer software	Rail access rights	Total
	A$’000	A$’000	A$’000	A$’000

12 months ended 31 December 2006
Opening net book amount	226,690	4	—	226,694
Additions	—	523	12,066	12,589
Disposal	—	—	(2,783)	(2,783)
Amortisation expense	(2,775)	(132)	(467)	(3,374)

Closing net book amount	223,915	395	8,816	233,126

At 31 December 2006
Cost	229,470	541	9,192	239,203
Accumulated amortisation	(5,555)	(146)	(376)	(6,077)

Net book amount	223,915	395	8,816	233,126

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Mining tenements	Computer software	Rail access rights	Total
	A$’000	A$’000	A$’000	A$’000

12 months ended 31 December 2007
Opening net book amount	223,915	395	8,816	233,126
Additions	—	73	47	120
Disposal	(15,092)	—	—	(15,092)
Amortisation expense	(4,266)	(159)	(524)	(4,949)

Closing net book amount	204,557	309	8,339	213,205

At 31 December 2007
Cost	214,377	614	9,241	224,232
Accumulated amortisation	(9,820)	(305)	(902)	(11,027)

Net book amount	204,557	309	8,339	213,205

12 months ended 31 December 2008
Opening net book amount	204,557	309	8,339	213,205
Additions	—	—	15	15
Disposal	(16,254)	(68)	—	(16,322)
Transfers	—	248	—	248
Amortisation expense	(4,438)	(178)	(741)	(5,357)

Closing net book amount	183,865	311	7,613	191,789

At 31 December 2008
Cost	198,123	794	9,256	208,173
Accumulated amortisation	(14,258)	(483)	(1,643)	(16,384)

Net book amount	183,865	311	7,613	191,789

9 months ended 30 September 2009
Opening net book amount	183,865	311	7,613	191,789
Additions	210	163	—	373
Transfers	—	114	—	114
Amortisation expense	(3,527)	(226)	(684)	(4,437)

Closing net book amount	180,548	362	6,929	187,839

At 30 September 2009
Cost	198,333	1,071	9,256	208,660
Accumulated amortisation	(17,785)	(709)	(2,327)	(20,821)

Net book amount	180,548	362	6,929	187,839

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

As at 31 December 2006, 2007, 2008 and 30 September 2009, the Moolarben mining tenement had a net book amount of A$162,547,000, A$147,454,000, A$131,199,000 and A$131,199,000 respectively.

Felix

Computer software	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Opening net book amount	3	394	309	311
Additions	523	75	179	133
Disposals	—	—	—
Transfers	—	—	—	(93)
Amortization expense	(132)	(160)	(177)	(124)

Closing net book amount	394	309	311	227

At date
Cost	540	615	794	834
Accumulated amortisation	(146)	(306)	(483)	(607)

Net book amount	394	309	311	227

Assets pledged as security

There is a First Registered Mortgage over mining tenements owned by Felix Group, with the exception of the Moolarben mining tenement as follows

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group

Mining tenements	61,368	57,103	52,666	49,349
Computer software	395	309	311	362
Rail access rights	8,816	8,339	7,613	6,929

Net book amount	70,579	65,751	60,590	56,640

Felix
Computer software	394	309	311	227

Net book amount	394	309	311	227

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

22	Current liabilities – Trade and other payables

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Unsecured
Trade payables	27,848	27,770	53,260	63,107
Dividends payable	—	—	—	118,313
Other creditors	2,975	953	427	557
Deferred payment for acquisition of interests in Minerva	—	—	500	500
Employee benefits	2,500	3,826	7,050	10,304
Deferred income	—	—	—	475

	33,323	32,549	61,237	193,256

Felix
Unsecured
Trade payables	478	204	1,093	859
Dividends payable	—	—	—	118,313
Advances from controlled entities	—	—	111,643	—
Other creditors	76	24	83	117
Deferred payment for acquisition of interests in Minerva	—	—	500	500
Employee benefits	276	498	1,023	1,272

	830	726	114,342	121,061

The aging of trade payables based on invoice date is as follows.

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
< 30 days	23,022	27,476	51,323	59,022
31-60 days	1,001	163	45	2,919
61-90 days	3,504	131	11	312
> 90 days	321	—	1,881	854

	27,848	27,770	53,260	63,107

Felix
< 30 days	157	193	1,091	859
31-60 days	—	11	2	—
61-90 days	—	—	—	—
> 90 days	321	—	—	—

	478	204	1,093	859

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The aging of other payables based on the date incurred is as follows.

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
< 30 days	2,975	953	927	20,557
31-60 days	—	—	—	98,313
61-90 days	—	—	—	—
> 90 days	2,500	3,826	7,050	11,279

	5,475	4,779	7,977	130,149

Felix
< 30 days	76	24	583	20,117
31-60 days	—	—	—	98,313
61-90 days	—	—	—	—
> 90 days	276	498	112,666	1,772

	352	522	113,249	120,202

Fair Value

Due to the short-term nature of these payables their carrying amount is assumed to approximate their fair value.

23	Current liabilities – Interest-bearing liabilities

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Secured
Bank loans	3,600	18,710	3,500	7,750
Lease liabilities (note 35)	8,177	6,850	8,151	8,373
Other loans	8,186	—	—	—

	19,963	25,560	11,651	16,123

Felix

Secured
Bank loans	3,600	9,500	3,500	7,750
Lease liabilities	—	9	22	15

	3,600	9,509	3,522	7,765

Information about the timing of repayments and terms and conditions relating to the above financial instruments are set out in note 26.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

24	Current liabilities – Provisions

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Rehabilitation	2,422	750	608	566

Provision for future rehabilitation of mine sites is made in accordance with note 1(t). The provision is expected to settle when the area disturbed is no longer in use or at the end of the life of the mine. The above amount represents those areas expected to be rehabilitated during the next 12 months.

Movements in provisions

Movements in current provision for rehabilitation:

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Rehabilitation
Current
Carrying amount at beginning of year/period	1,613	2,422	750	608
Additional provisions recognised	1,506	—	—	—
Amounts used	(618)	(8)	—	—
Amounts derecognised on disposal of interest in joint ventures	(79)	—	—	—
Transfers (note 28)	—	(1,664)	(142)	(42)

Carrying amount at end of year/period	2,422	750	608	566

25	Non-current liabilities – Trade and other payables

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Deferred payment for acquisition of equity interests in Minerva	2,423	2,827	2,538	2,148
Unsecured loan – non-interest bearing	1,693	1,693	1,693	1,693
Deferred income	—	—	—	1,775

	4,116	4,520	4,231	5,616

Felix
Deferred payment for acquisition of equity interests in Minerva	2,422	2,826	2,539	2,148

The fair value of trade and other payables is assumed to approximate their fair value. The carrying value of the deferred payment for acquisition of equity interests in Minerva is based on cash flows discounted using a rate of 7.5%.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

26	Non-current liabilities – Interest bearing liabilities

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Secured
Bank loans	73,875	61,165	6,875	—
Lease liabilities (note 34)	19,730	19,850	18,722	33,337
Loan from other entity	—	—	—	1,293

	93,605	81,015	25,597	34,630

Felix

Secured
Bank loans	13,875	10,375	6,875	—
Lease liabilities	—	22	—	—

	13,875	10,397	6,875	—

(a)	Terms and conditions relating to above financial instruments

Finance leases have lease terms ranging up to 7 years with some having the option to purchase the assets at completion of the lease term for the assets’ market value or contracted value. The effective interest rates implicit in the leases range from 6.9% to 12.5%. Lease liabilities are secured by charges over the leased assets. Certain leases also contain restrictions requiring notification to the lessors of any further finance leases entered into.

Bank loans represent a number of facilities as detailed below.

Multi-option facility agreement – working capital facility

A revolving cash advance facility for working capital was cancelled during the year ended 31 December 2009. This facility for up to A$27,400,000 consisted of a floating rate bill which at maturity could be rolled for 30, 60, 90, 120 or 180 days. Interest on the bill for the years ended 31 December 2006, 2007 and 2008 was charged at BBSY for the appropriate tenor plus a margin of 1.80%, 1.30% and 1.30%, respectively. As at 31 December 2006, 2007 and 2008 this was 8.29%, 8.59% and 5.50% respectively. At 31 December 2006, 2007 and 2008 the drawn down amount was A$100,000, A$6,000,000 and A$Nil, respectively.

Multi-option facility agreement – term debt facility

This is a loan for capital expenditure at the Minerva mine at 31 December 2006, 2007, 2008 and 30 September 2009 of A$17,375,000, A$13,875,000, A$10,375,000 and A$7,750,000 respectively, and consists of a fixed rate bill in the amount of A$15,341,000, A$12,249,000, A$9,160,000 and A$6,842,000 respectively, at a current interest rate of 6.00%, 6.00%, 6.00%, and 6.00%, respectively. The bill rolls quarterly with the rate fixed for the term of the loan. The facility also includes a floating rate bill of A$2,036,000, A$1,626,000, A$1,215,000 and A$908,000 respectively, which at maturity can be rolled for 30, 60, 90, 120 or 180 days. Interest on the floating rate bill is charged at BBSY for the appropriate tenor plus a margin of 1.80%, 1.30%, 1.30% and 1.30%, respectively. For 31 December 2006, 2007, 2008 and 30 September 2009 this was 8.29%, 8.59%, 5.50% and 4.73% respectively. The term debt facility matures on 30 June 2010 and principal is repayable each quarter in the amount of A$875,000. At 31 December 2006, 2007, 2008 and 30 September 2009, the current portion of the loan was A$3,500,000, A$3,500,000, A$3,500,000 and A$7,750,000 respectively, and the non-current portion was A$13,875,000, A$10,375,000, A$6,875,000 and A$Nil respectively.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Ashton underground – syndicated facility agreement

A facility for the development of the Ashton underground project was closed during the year ended 31 December 2008. This facility, for A$60,000,000, consisted of a floating rate bill which at maturity could be rolled for 30, 60 or 90 days. Interest on the floating rate bill was charged at BBSY for the appropriate tenor plus a margin of 0.80%, 0.80%, N/A and N/A, respectively. As at 31 December 2006, 2007 and 2008 this was 7.29%, 8.09% and N/A, respectively. The principal was repayable each quarter in varying amounts. The drawn down amounts were required to be held in a drawdown holding account and prior to project completion, amounts released from the drawdown holding account totalling A$60,000,000 attracted an additional interest margin of 0.95% per annum. At 31 December 2006, 2007 and 2008, the current portion of the loan was A$Nil, A$9,210,000 and N/A, respectively, and the non-current portion was A$60,000,000, A$50,790,000 and N/A, respectively.

Gladstone Port Corporation – Loan from other entity facility

This is a facility for up to A$2,530,000 in place to assist with the funding of the Wiggins Island Coal Export Terminal (WICET) feasibility study costs. Interest on the loan is charged at BBSY as at December 2006, 2007, 2008 and 30 September 2009 at the appropriate tenor plus a margin of, N/A, N/A, N/A and 1.85%, respectively. For 31 December 2006, 2007, 2008 and 30 September 2009 this was N/A, N/A, N/A and 5.11%, respectively. The loan is repayable in full upon commencement of the project or expiry of the facility. At 31 December 2006, 2007, 2008 and 30 September 2009 the non-current amount of the loan is N/A, N/A, N/A and A$1,293,000, respectively.

(b)	Security

The above loans and other banking facilities are secured by first registered company charges (mortgage debentures), first registered mortgages, fixed and floating charges, deeds of cross charges, bank guarantees and scrip liens exist over all the assets of certain entities in Felix Group. The terms of the charges preclude the assets being sold or being used as security for further mortgages or charges without the permission of the other holders. Certain finance leases are secured by cash deposit and it is expected this security will be released when syndication of the lease facility is in place. Refer to notes 10(b), 18 and 21 for details.

(c)	Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group
Total facilities
Working capital facility	27,400	27,400	27,400	—
Term debt facility	17,375	13,875	10,375	7,750
Underground syndicated facility	60,000	60,000	—	—
Indemnity/guarantee facility	37,000	27,000	27,000	16,400
Lease finance facility	27,907	26,700	26,873	189,456
Facility from other entity	—	—	—	2,530

	169,682	154,975	91,648	216,136

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group

Facilities used at balance date
Working capital facility	100	6,000	—	—
Term debt facility	17,375	13,875	10,375	7,750
Underground syndicated facility	60,000	60,000	—	—
Indemnity/guarantee facility (note 41)	27,658	19,603	10,201	16,226
Lease finance facility	27,907	26,700	26,873	41,710
Facility from other entity	—	—	—	1,293

	133,040	126,178	47,449	66,979

Facilities unused at balance date
Working capital facility	27,300	21,400	27,400	—
Term debt facility	—	—	—	—
Underground syndicated facility	—	—	—	—
Indemnity/guarantee facility	9,342	7,397	16,799	174
Lease finance facility	—	—	—	147,746
Facility from other entity facility	—	—	—	1,237

	36,642	28,797	44,199	149,157

Felix

Total facilities
Working capital facility	27,400	27,400	27,400	—
Term debt facility	17,375	13,875	10,375	7,750
Indemnity/guarantee facility	37,000	27,000	27,000	16,400
Lease finance facility	—	31	22	15

	81,775	68,306	64,797	24,165

Facilities used at balance date
Working capital facility	100	6,000	—	—
Term debt facility	17,375	13,875	10,375	7,750
Indemnity/guarantee facility	17,840	19,603	10,202	14,411
Lease finance facility	—	31	22	15

	35,315	39,509	20,599	22,176

Facilities unused at balance date
Working capital facility	27,300	21,400	27,400	—
Term debt facility	—	—	—	—
Indemnity/guarantee facility	19,160	7,397	16,798	1,989
Lease finance facility	—	—	—	—

	46,460	28,797	44,198	1,989

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(d)	Fair value

The carrying amounts and fair values of borrowings at balance date are:

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Carrying amount

Bank loans – current	3,600	18,710	3,500	7,750
Lease liabilities – current	8,177	6,850	8,151	8,373
Other loans – current	8,186	—	—	—
Bank loans – non-current	73,875	61,165	6,875	—
Lease liabilities – non-current	19,730	19,850	18,722	33,337
Loan from other entity non-current	—	—	—	1,293

	113,568	106,575	37,248	50,753

The fair value of current borrowings approximates their carrying amount, as the impact of discounting is not significant. The fair value of non-current borrowings at a floating interest rate is the same as their carrying value. The fair value of non-current borrowings at a fixed interest rate does not differ to their carrying value by a material amount.

(e)	Risk exposures

Information about Felix Group’s exposure to risks arising from borrowings is set out in note 2.

(f)	Loans by maturity date

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group

Loans are repayable as follows:
Not later than one year	3,600	18,710	3,500	7,750
Later than one year and not later than two years	12,710	16,100	6,875	—
Later than two years and not later than five years	40,015	35,915	—	—
Later than five years	21,150	9,150	—	—

	77,475	79,875	10,375	7,750

Felix
Loans are repayable as follows:
Not later than one year	3,600	9,500	3,500	7,750
Later than one year and not later than two years	3,500	3,500	6,875	—
Later than two years and not later than five years	10,375	6,875	—	—
Later than five years	—	—	—	—

	17,475	19,875	10,375	7,750

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

27	Non-current liabilities – Deferred tax liabilities

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group

The balance comprises temporary differences attributable to: Amounts recognised in profit or loss
Trade and other receivables	—	249	1,631	1,051
Inventory	343	2,934	3,156	728
Overburden	9,560	11,600	14,524	15,547
Mine development	1,734	4,404	11,172	12,240
Mining tenements	48,010	44,918	39,889	39,772
Exploration and evaluation	4,398	4,860	6,354	8,530
Other intangible assets	62	62	64	—
Other	—	1,245	—	332

	64,107	70,272	76,790	78,200
Amounts recognised directly in equity Derivative financial instruments	29	3,570	—	1,997

Total deferred tax liabilities	64,136	73,842	76,790	80,197

Deferred tax liabilities to be settled within 12 months	9,932	19,598	19,312	16,581
Deferred tax liabilities to be settled after more than 12 months	54,204	54,244	57,478	63,616

	64,136	73,842	76,790	80,197

Movement in deferred tax liabilities:

	Opening balance at 1 January 2006	Charged/ (credited) to profit or loss	Charged to equity	Closing balance at 31 December 2006
	A$’000	A$’000	A$’000	A$’000
Felix Group

Amounts recognised in profit or loss
Trade and other receivables	—	—	—	—
Inventory	5	338	—	343
Overburden	6,745	2,815	—	9,560
Mine development	1,321	413	—	1,734
Mining tenements	48,804	(794)	—	48,010
Exploration and evaluation	2,759	1,639	—	4,398
Other intangible assets	—	62	—	62
Other	—	—	—	—

	59,634	4,473	—	64,107

Amounts recognised directly in equity Derivative financial instruments	—	—	29	29

Total	59,634	4,473	29	64,136

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Opening balance at 1 January 2007	Charged/ (credited) to profit or loss	Charged to equity	Closing balance at 31 December 2007
	A$’000	A$’000	A$’000	A$’000
Felix Group

Amounts recognised in profit or loss
Trade and other receivables	—	249	—	249
Inventory	343	2,591	—	2,934
Overburden	9,560	2,040	—	11,600
Mine development	1,734	2,670	—	4,404
Mining tenements	48,010	(3,092)	—	44,918
Exploration and evaluation	4,398	462	—	4,860
Other intangible assets	62	—	—	62
Other	—	1,245	—	1,245

	64,107	6,165	—	70,272
Amounts recognised directly in equity Derivative financial instruments	29	—	3,541	3,570

Total	64,136	6,165	3,541	73,842

	Opening balance at 1 January 2008	Charged/ (credited) to profit or loss	Credited to equity	Closing balance at 31 December 2008
	A$’000	A$’000	A$’000	A$’000
Felix Group

Amounts recognised in profit or loss
Trade and other receivables	249	1,382	—	1,631
Inventory	2,934	222	—	3,156
Overburden	11,600	2,924	—	14,524
Mine development	4,404	6,768	—	11,172
Mining tenements	44,918	(5,029)	—	39,889
Exploration and evaluation	4,860	1,494	—	6,354
Other intangible assets	62	2	—	64
Other	1,245	(1,245)	—	—

	70,272	6,518	—	76,790
Amounts recognised directly in equity Derivative financial instruments	3,570	—	(3,570)	—

Total	73,842	6,518	(3,570)	76,790

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Opening balance at 1 January 2009	Charged/ (credited) to profit or loss 2009	Charged to equity 2009	Closing balance at 30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group

Amounts recognised in profit or loss
Trade and other receivables	1,631	(580)	—	1,051
Inventory	3,156	(2,428)	—	728
Overburden	14,524	1,023	—	15,547
Mine development	11,172	1,068	—	12,240
Mining tenements	39,889	(117)	—	39,772
Exploration and evaluation	6,354	2,176	—	8,530
Other intangible assets	64	(64)	—	—
Other	—	332	—	332

	76,790	1,410	—	78,200
Amounts recognised directly in equity Derivative financial instruments	—	—	1,997	1,997

Total	76,790	1,410	1,997	80,197

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix

The balance comprises temporary differences attributable to: Amounts recognised in profit or loss
Trade and other receivables	—	—	702	28
Property, plant & equipment	—	16	7	—
Amounts recognised directly in equity Derivative financial instruments	29	3,445	—	—

Total deferred tax liabilities	29	3,461	709	28

Deferred tax liabilities to be settled within 12 months	29	3,445	702	28
Deferred tax liabilities to be settled after more than 12 months	—	16	7	—

	29	3,461	709	28

28	Non-current liabilities – Provisions

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Felix Group

Rehabilitation	3,131	6,064	7,313	7,293

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Movements in provisions

Provision for future rehabilitation of mine sites is made in accordance with note 1(t). The provision is expected to be settled when the area disturbed is no longer in use or at the end of the life of the mine. The above amount represents those areas expected to be rehabilitated after 12 months or at the end of the life of the mine.

Movements in non-current provision for rehabilitation:

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Rehabilitation
Non-current
Carrying amount at beginning of year/period	1,377	3,131	6,064	7,313
Additional provision recognised – charged to mine development	2,206	1,269	1,107	251
Amounts used	(309)	—	—	—
Amounts derecognised on disposal of interest in joint venture	(143)	—	—	—
Unused amounts reversed – credited to mine development	—	—	—	(313)
Transfers (note 24)	—	1,664	142	42

Carrying amount at end of year/period	3,131	6,064	7,313	7,293

29	Contributed equity

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
Felix Group and Felix
(a) Share capital
Ordinary shares
Issued and fully paid up (A$’000)	437,320	444,712	444,833	446,409
Number of shares	188,655,038	196,255,038	196,325,038	196,625,038

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, Felix does not have a limited amount of authorised capital and issued shares do not have a par value.

(b) Movements in ordinary share capital:
Date	Details	Number of shares	A$’000

1 January 2006	Opening balance	180,233,038	420,133
	Options exercised during the year	922,000	9
	Transfer from options reserve on exercise of options (note 30(a))	—	1,653
	Conversion of B class shares (i)	7,500,000	15,525

31 December 2006	Closing balance	188,655,038	437,320

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Date	Details	Number of shares	A$’000

1 January 2007	Opening balance	188,655,038	437,320
	Options exercised during the year	7,600,000	6,531
	Transfer from options reserve on exercise of options (note 30(a))	—	861

31 December 2007	Closing balance	196,255,038	444,712

1 January 2008	Opening balance	196,255,038	444,712
	Options exercised during the year	70,000	—
	Transfer from options reserve on exercise of options (note 30(a))	—	121

31 December 2008	Closing balance	196,325,038	444,833

1 January 2009	Opening balance	196,325,038	444,833
	Options exercised during the period	300,000	—
	Transfer from options reserve on exercise of options (note 30(a))	—	1,576

30 September 2009	Closing balance	196,625,038	446,409

(i)	On 15 April 2005, 82,000,000 ordinary shares, 7,500,000 A class shares and 7,500,000 B class shares were issued as consideration in the acquisition of 100% of White Mining Limited. The value placed on the ordinary shares was the market price at that date of A$2.30 per share. The value of the A class shares and the B class shares was A$2.16 and A$2.07 respectively, based on an independent valuation. A class shares converted to fully paid ordinary shares on 29 May 2005 and B class shares converted to fully paid ordinary shares on 11 November 2006.

(c)	Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up Felix, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle the holder to one vote either in person or by proxy at a meeting of Felix.

(d)	Capital risk management

Total capital comprises total equity as shown in the balance sheet (including non-controlling interest) plus total interest bearing liabilities. Felix Group’s primary objectives when managing capital are to ensure the continued ability to provide a consistent return for equity stakeholders through a combination of capital growth and distributions and to maintain an optimal capital structure to reduce the cost of capital. In order to achieve these objectives, Felix Group seeks to maintain a low debt to equity ratio (gearing ratio) that balances risks and returns at an acceptable level and also to maintain a sufficient funding base to enable Felix Group to meet its working capital and strategic investment needs. In order to maintain or adjust the capital structure, Felix Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or alter the amount of debt.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The gearing ratios were as follows:

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Total borrowings (notes 23 and 26)	113,568	106,575	37,248	50,753
Total equity	395,832	458,112	653,437	628,042

Total capital	509,400	564,687	690,685	678,795

Gearing ratio	22%	19%	5%	7%

There have been no changes in the capital management objectives during the Relevant Periods, nor in the items considered to be capital.

All financial covenants specified under borrowing facilities have been complied with during the Relevant Periods.

(e)	Share-based payments

The following options over ordinary shares existed for Felix Group. All options are equity settled.

Grant Date	Expiry date	Exercise price		Balance at start of the year		Granted during the year		Exercised during the year		Forfeited during the year		Balance at end of the year		Vested and exercisable at end of the year
				Number		Number		Number		Number		Number		Number

Year ended 31 December 2006
19 November 2001	7 December 2008 (i)	A$	5.20		30,000		—		—		—		30,000		—
8 October 2003	8 October 2008 (ii)	A$	0.85		7,500,000		—		—		—		7,500,000		7,500,000
11 November 2004	30 June 2007 (iii)	A$	0.01		832,000		—		(832,000)		—		—		—
11 November 2004	30 June 2008 (iii)	A$	0.01		70,000		—		(70,000)		—		—		—
13 December 2005	12 December 2009 (v)	A$	0.001		300,000		—		(20,000)		(80,000)		200,000		90,000
11 December 2006	10 December 2010 (vi)	A$	0.001		—		100,000		—		—		100,000		—

Total					8,732,000		100,000		(922,000)		(80,000)		7,830,000		7,590,000

Weighted average exercise price				A$	0.749	A$	0.001	A$	0.01	A$	0.001	A$	0.834	A$	0.84
Weighted average fair value for options exercised during the year														A$	4.03
Weighted average remaining contractual life for options outstanding															1.83 years

Grant Date	Expiry date	Exercise price		Balance at start of the year		Granted during the year		Exercised during the year		Forfeited during the year		Balance at end of the year		Vested and exercisable at end of the year
				Number		Number		Number		Number		Number		Number

Year ended 31 December 2007
19 November 2001	7 December 2008 (i)	A$	5.20		30,000		—		(30,000)		—		—		—
8 October 2003	8 October 2008 (ii)	A$	0.85		7,500,000		—		(7,500,000)		—		—		—
13 December 2005	12 December 2009 (v)	A$	0.001		200,000		—		(45,000)		(55,000)		100,000		70,000
11 December 2006	10 December 2010 (vi)	A$	0.001		100,000		—		(25,000)		—		75,000		—

Total					7,830,000		—		(7,600,000)		(55,000)		175,000		70,000

Weighted average exercise price				A$	0.834		—	A$	0.859	A$	0.001	A$	0.001	A$	0.001
Weighted average fair value for options exercised during the year														A$	5.13
Weighted average remaining contractual life for options outstanding															2.38 years

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Grant Date	Expiry date	Exercise price		Balance at start of the year		Granted during the year		Exercised during the year		Forfeited during the year	Balance at end of the year		Vested and exercisable at end of the year
				Number		Number		Number		Number	Number		Number

Year ended 31 December 2008
13 December 2005	12 December 2009 (v)	A$	0.001		100,000		—		(70,000)	—		30,000		30,000
11 December 2006	10 December 2010 (vi)	A$	0.001		75,000		—		—	—		75,000		35,000
1 January 2008	31 December 2011(vii)	A$	0.001		—		195,000		—	—		195,000		—

Total					175,000		195,000		(70,000)	—		300,000		65,000

Weighted average exercise price				A$	0.001	A$	0.001	A$	0.001	—	A$	0.001	A$	0.001
Weighted average fair value for options exercised during the year													A$	7.75
Weighted average remaining contractual life for options outstanding														2.53 years

Grant Date	Expiry date	Exercise price		Balance at start of the year		Granted during the year		Exercised during the year		Forfeited during the year	Balance at end of the year		Vested and exercisable at end of the year
				Number		Number		Number		Number	Number		Number

9 months ended 30 September 2009
13 December 2005	12 December 2009 (v)	A$	0.001		30,000		—		(30,000)	—		—		—
11 December 2006	10 December 2010 (vi)	A$	0.001		75,000		—		(75,000)	—		—		—
1 January 2008	31 December 2011(vii)	A$	0.001		195,000		—		(195,000)	—		—		—

Total					300,000		—		(300,000)	—		—		—

Weighted average exercise price				A$	0.001		—	A$	0.001	—		—		—
Weighted average fair value for options exercised during the period													A$	13.51

(i)	Options vest and are exercisable upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after the grant date exceeding the hurdle price of A$5.20. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights.

(ii)	15,000,000 options were issued as part consideration in the purchase of Yarrabee Coal Company Pty Ltd. The options vest and are exercisable upon the weighted average share price of ordinary shares in Felix measured over 10 consecutive trading days of the ASX after the grant date exceeding the hurdle price of A$0.85. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights.

(iii)	Grants of options during 2005 were approved by shareholders at the Annual General Meeting for 2004 held on 11 November 2004. The options were granted to certain Directors and other key management personnel. Options were granted for no cash consideration and vest and were exercisable anytime from immediately upon the performance hurdle being met until the expiry date. Options carry no dividend or voting rights and are non-transferable.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(iv)	These grants of options are summarised in the table below. The options are exercisable at any time from their vesting date which is equal to issue date until the expiry date or six months after the General Manager or CFO ceases to be a General Manager or CFO. The options cannot be transferred, will not be quoted on the ASX and do not carry voting or dividend rights. The weighted average fair values at grant date as shown in the table below were determined using a binomial option pricing model which takes into account the exercise price, the life of the option, the current price of the underlying instrument, the expected volatility of the underlying instrument, the expected dividend yield, and the risk-free interest rate for the life of the option. The expected price volatility is based on an independent advisor’s report on historic volatility adjusted for any expected changes to future volatility due to publicly available information. The terms of the options plans are such that should a Change of Control Event occur, Felix will issue all of the outstanding options, if any, and the options are then exercisable. In the case of those options outstanding under (v) and (vi) in the table below, these were issued and exercised on 30 September 2009.

	Grant date	Total number granted	Issues		Weighted average fair value at grant date		Exercise price		Expiry date	Weighted average share price at grant date		Expected price volatility of Felix’s shares	Expected dividend yield	Risk free interest rate
			Number	Date

(v) Felix Resources Operations General Managers Equity Participation Plan	13 December 2005	300,000	60,000	13 December 2005	A$	1.73	A$	0.001	12 December 2009	A$	1.91	55%	2.50%	5.18%
			75,000	13 December 2006
			75,000	13 December 2007
			90,000	13 December 2008
(vi) Felix Resources Operations General Managers Equity Participation Plan	11 December 2006	100,000	25,000	11 December 2007	A$	4.00	A$	0.001	10 December 2010	A$	4.16	43%	1.00%	5.86%
			35,000	11 December 2008
			40,000	11 December 2009
(vii) Felix Resources Operations General Managers Equity Participation Plan and Felix Resources CFO Equity Participation Plan	Entered into on 28 August 2008 with an effective grant date of 1 January 2008	195,000	65,000	1 January 2009	A$	6.28	A$	0.001	31 December 2011	A$	7.98	48%	6.00%	6.60%
			65,000	1 January 2010

			65,000	1 January 2011

(viii)	Forfeited share options were those granted under the Felix Resources Operations General Managers Equity Participation Plan which lapsed upon the resignation of a General Manager in October 2006 and another in July 2007.

(f)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the year/period as part of employee benefit expense were as follows:

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
(unaudited)
Options granted	1,341	229	880	67	528

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

30	Other reserves and retained profits

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Felix Group
(a) Other reserves
Available-for-sale investments revaluation reserve	143	—	—	—	—
Hedging reserve	745	9,139	13,941	(21,826)	11,407
Capital profits reserve	4,285	4,285	4,285	4,285	—
Share option reserve	921	289	1,048	235	—
Foreign currency translation reserve	424	424	424	424	424

	6,518	14,137	19,698	(16,882)	11,831

Movements:
Capital profits
Balance at beginning of year/period	4,285	4,285	4,285	4,285	4,285
Transfer to retained profits	—	—	—	—	(4,285)

Balance at end of year/period	4,285	4,285	4,285	4,285	—

Available-for-sale investments revaluation reserve
Balance at beginning of year/period	44	143	—	—	—
Revaluation (net of tax)	99	—	—	—	—
Transferred to profit or loss	—	(143)	—	—	—

Balance at end of year/period	143	—	—	—	—

Hedging reserve – cash flow hedges
Balance at beginning of year/period	2,215	745	9,140	9,140	13,941
Gain/(loss) recognised	8,717	12,959	(34,060)	(21,383)	(6,191)
Transferred to profit or loss	(10,708)	(967)	40,918	(22,854)	2,572
Current tax	786	(56)	(18,007)	347	13,164
Deferred tax	(265)	(3,541)	15,950	12,924	(12,079)

Balance at end of year/period	745	9,140	13,941	(21,826)	11,407

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Share option reserve
Balance at beginning of year/period	1,233	921	289	289	1,048
Share-based payment expense	1,341	229	880	67	528
Options exercised, transfer to share capital (note 29(b))	(1,653)	(861)	(121)	(121)	(1,576)

Balance at end of year/period	921	289	1,048	235	—

Foreign currency translation reserve
Balance at beginning of year/period	424	424	424	424	424

Balance at end of year/period	424	424	423	424	424

Felix
Capital profits reserve	4,285	4,285	4,285	4,285	—
Hedging reserve	746	8,842	—	—	—
Share option reserve	921	289	1,048	235	—

	5,952	13,416	5,333	4,520	—

Movements:
Capital profits
Balance at beginning of year/period	4,285	4,285	4,285	4,285	4,285
Transfer to accumulated losses	—	—	—	—	(4,285)

Balance at end of year/period	4,285	4,285	4,285	4,285	—

Hedging reserve – cash flow hedges
Balance at beginning of year/period	1,411	746	8,842	8,842	—
Losses recognised	9,409	12,538	(12,637)	(12,634)	—
Transferred to profit	(10,357)	(967)	—	—	—
Current tax	283	(59)	350	347	—
Deferred tax	—	(3,416)	3,445	3,445	—

Balance at end of year/period	746	8,842	—	—	—

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)

Share option reserve
Balance at beginning of year/period	1,233	921	289	289	1,048
Share-based payment expense	1,341	229	880	67	528
Options exercised, transfer to share capital (note 29(b))	(1,653)	(861)	(121)	(121)	(1,576)

Balance at end of year/period	921	289	1,048	235	—

(b) (Accumulated losses)/Retained profits Felix Group

Balance at beginning of year/period	(87,516)	(51,255)	(4,172)	(4,172)	185,270
Profit attributable to the equity holders of Felix	43,471	58,855	293,495	207,015	139,989
Dividends	(7,210)	(11,772)	(104,053)	(104,053)	(163,495)
Transfer from capital profits reserve	—	—	—	—	4,285

Balance at end of year/period	(51,255)	(4,172)	185,270	98,790	166,049

Felix
Balance at beginning of year/period	(65,627)	(61,847)	(76,268)	(76,268)	(71,077)
Profit attributable to the equity holders of Felix	10,990	(2,649)	109,244	107,360	226,925
Dividends	(7,210)	(11,772)	(104,053)	(104,053)	(163,495)
Transfer from capital profits reserve	—	—	—	—	4,285

Balance at end of year/period	(61,847)	(76,268)	(71,077)	(72,961)	(3,362)

(c)	Nature and purpose of other reserves

(i)	Capital profits

The capital profits reserve was used to record non-trading capital profits and the entire balance of the reserve was transferred to retained profits during the 9 months ended 30 September 2009.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(ii)	Hedging reserve

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(x). Amounts are recognised in profit or loss or as part of property, plant and equipment when the associated hedge transaction occurs.

(iii)	Share option reserve

The share option reserve is used to recognise the fair value at grant date of options issued but not exercised. The options are issued under the Felix Resources Operations General Managers Equity Participation Plan and the Felix Resources CFO Equity Participation Plan.

(iv)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign subsidiary are taken to the foreign currency translation reserve, as described in note 1(w). The reserve is recognised in profit and loss when the net investment is disposed of.

31	Non-controlling interests

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Interest in:
Share capital	961	961	961	961
Reserves	3,127	3,127	3,127	3,127
Accumulated losses	(839)	(653)	(452)	(335)

	3,249	3,435	3,636	3,753

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

32	Dividends

		A$’000
(a)	Ordinary shares
	31 December 2006
	Dividend of 4.00 cents per share paid on 31 October 2006, partially franked (20%)	7,210

		7,210

	31 December 2007
	Dividend of 6.00 cents per share paid on 31 October 2007, unfranked	11,772

		11,772

	31 December 2008
	Dividend of 50.00 cents per share paid on 31 October 2008, partially franked (30%)	98,163
	Dividend of 3.00 cents per share paid on 31 March 2008, unfranked	5,890

		104,053

	30 September 2008 (unaudited)
	Dividend of 3.00 cents per share paid on 31 March 2008, unfranked	5,890
	Dividend of 50.00 cents per share paid on 31 October 2008, partially franked (30%)	98,163

		104,053

	30 September 2009
	Dividend of 3.00 cents per share paid on 31 March 2009, fully franked	5,893
	Special dividend of 20.00 cents per share paid on 31 March 2009, fully franked	39,289
	Dividend of 50.00 cents per share paid on 30 October 2009, fully franked	98,313
	Special dividend of 10.17 cents per share paid on 30 October 2009, fully franked	20,000

		163,495

(b)	Dividends not recognised as at 30 September 2009
	Fully franked special dividend of 50 cents per share	98,313

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(c)	Franking credit balance

The amount of franking credits available for the subsequent reporting periods is:

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Franking account balance as at the end of the year/period at 30%	204	204	4,583	204	(24,824)
Franking credits that will arise from the payment of the amount of the provision for income tax	—	—	72,623	18,935	81,551
Franking debits that will arise on realisation of the current tax asset	—	—	—	—	—
Franking debits that will arise from the payment of dividends proposed but not recognised as a liability	—	—	(19,364)	(12,621)	(42,134)

	204	204	57,842	6,518	14,593

33	Key management personnel disclosures

(a)	Directors

The following persons were directors of Felix:

31 December 2006
Ian McCauley	Chairman – non-executive
Travers Duncan	Deputy Chairman – non-executive
Brian Flannery	Executive Director
	Managing Director	Appointed on 21 March 2006
Jon Parker	Managing Director	Resigned on 20 March 2006
John Rawlins	Non-executive Director
Anthony McLellan	Non-executive Director
John Kinghorn	Non-executive Director

31 December 2007
Travers Duncan	Chairman – non-executive	Appointed on 2 April 2007
Ian McCauley	Chairman – non-executive	Resigned on 21 March 2007
Brian Flannery	Managing Director
John Kinghorn	Non-executive Director
Vincent O’Rourke	Non-executive Director	Appointed to Board on 2 August 2007
Hans Mende	Non-executive Director	Appointed to Board on 29 October 2007
John Rawlins	Non-executive Director	Resigned on 21 March 2007
Anthony McLellan	Non-executive Director	Resigned on 25 June 2007

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

31 December 2008, 30 September 2008 and 30 September 2009
Travers Duncan	Chairman – non-executive
Brian Flannery	Managing Director John
Kinghorn	Non-executive Director
Vincent O’Rourke	Non-executive Director
Hans Mende	Non-executive Director

(b)	Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of Felix Group, directly or indirectly:

31 December 2006
Mark McCauley	Chief Financial Officer, General Manager Strategic Development and Co-Company Secretary
David Knappick	Finance Consultant
Joseph Butta	General Manager Marketing (appointed 14 January 2008)
Kylie Anderson	Co-Company Secretary (resigned 17 October 2006 and remained as a finance consultant until 28 February 2007)

31 December 2007
Michael Chapman	Chief Operating Officer (appointed 1 July 2007)
Mark McCauley	Chief Financial Officer, General Manager Strategic Development and Co-Company Secretary (resigned 28 February 2007)
David Knappick	Chief Financial Officer and Company Secretary (appointed 28 February 2007)
Joseph Butta	General Manager Marketing (appointed 14 January 2008)
Kylie Anderson	Co-Company Secretary (resigned 17 October 2006 and remained as a finance consultant until 28 February 2007)

31 December 2008 and 30 September 2008
Michael Chapman	Chief Operating Officer (appointed 1 July 2007)
Craig Smith	Chief Financial Officer and Company Secretary (appointed 1 February 2008)
David Knappick	Chief Financial Officer and Company Secretary (resigned 31 January 2007)
Goran Stamenkovic	General Manager Marketing (appointed 1 February 2008)
Joseph Butta	General Manager Marketing (resigned 31 January 2008)

30 September 2009
Michael Chapman	Chief Operating Officer (appointed 1 July 2007)
Craig Smith	Chief Financial Officer and Company Secretary (appointed 1 February 2008)
Goran Stamenkovic	General Manager Marketing (appointed 1 February 2008)

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(c)	Key management personnel compensation

		Year ended			9 months ended
A.	Aggregates	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
		A$	A$	A$	A$	A$
					(unaudited)
	Directors
	Short-term employee benefits	887,851	932,910	2,094,022	1,662,060	1,470,357
	Post-employment benefits	146,949	52,035	144,867	98,525	98,525
	Share-based payments	626,650	133,594	—	—	—
	Termination benefits	433,300	—	—	—	—

		2,094,750	1,118,539	2,238,889	1,760,585	1,568,882

	Other key management personnel
	Short-term employee benefits	815,323	1,037,738	1,073,928	737,678	917,750
	Post-employment benefits	68,313	93,153	90,690	63,690	76,275
	Share-based payments	342,751	82,202	533,264	399,075	330,593
	Termination benefits	—	—	—	—	—

		1,226,387	1,213,093	1,697,882	1,200,443	1,324,618

	Other highest paid individuals
	Short-term employee benefits	487,718	245,106	547,266	420,916	493,545
	Post-employment benefits	50,250	18,675	45,486	34,115	40,869
	Share-based payments	121,017	—	114,845	85,898	73,465
	Termination benefits	—	—	—	—	—

		658,985	263,781	707,597	540,929	607,879

	Total aggregate	3,980,122	2,595,413	4,644,368	3,501,957	3,501,379

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

B.	Named

	Short-term employee benefits					Post- employment benefits Super- annuation	Share- based payment Options(1)	Termination benefits	Total
	Cash salary	Directors fees	Consulting fees	Non- monetary benefits	Cash bonus
	A$	A$	A$	A$	A$	A$	A$	A$	A$

Year ended 31 December 2006
Directors
Travers Duncan	—	50,000	157,213	14,081	—	—	—		221,294
Brian Flannery ^#	314,174	—	—	17,952	—	28,276	—	—	360,402
John Kinghorn	—	40,000	—	14,081	—	3,600	—		57,681
Jon Parker ^#	30,847	—	—	4,679	—	101,638	571,251	433,300	1,141,715
Ian McCauley	—	70,046	—	14,081	—	6,304	—		90,431
John Rawlins	—	79,235	—	14,081	—	7,131	—		100,447
Anthony McLellan	—	53,300	—	14,081	—	—	55,399		122,780

Total Compensation:
Directors	345,021	292,581	157,213	93,036	–	146,949	626,650	433,300	2,094,750

Other key management personnel
Mark McCauley ^#	221,812	—	—	4,335	—	19,963	342,751		588,861
David Knappick #	212,000	—	—	4,252	—	19,080	—		235,332
Joseph Butta #	201,000	—	—	4,187	—	18,090	—		223,277
Kylie Anderson	167,737	—	—	—	—	11,180	—		178,917

Total Compensation:
Other key management personnel	802,549	—	—	12,774	—	68,313	342,751	—	1,226,387

Other highest paid individuals
Michael Chapman ^	230,000	—	—	29,684	—	30,000	79,943	—	369,627
Michael McKee ^	225,000	—	—	3,034	—	20,250	41,074	—	289,358

Total Compensation:
Other highest paid individuals	455,000	—	—	32,718	—	50,250	121,017	—	658,985

Total Compensation:	1,602,570	292,581	157,213	138,528	—	265,512	1,090,418	433,300	3,980,122

Year ended 31 December 2007
Directors
Travers Duncan ^	—	77,500	134,794	19,096	—	—	—		231,390
Brian Flannery ^#	504,587	—	—	10,690	—	45,413	—		560,690
John Kinghorn	—	49,817	—	10,550	—	4,483	—		64,850
Vincent O’Rourke	—	33,333	—	4,393	—	—	—	—	37,726
Hans Mende	—	11,393	—	1,850	—	—	—		13,243
Ian McCauley	—	13,761	—	2,312	—	1,239	—	—	17,312
John Rawlins	—	10,000	—	18,747	—	900	—		29,647
Anthony McLellan	—	25,000	—	5,087	—	—	27,472		57,559
Jon Parker	—	—	—	—	—	—	106,122		106,122

Total Compensation:
Directors	504,587	220,804	134,794	72,725	—	52,035	133,594	—	1,118,539

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

		Short-term employee benefits				Post- employment benefits Super- annuation	Share- based payment Options(1)	Termination benefits	Total
	Cash salary	Directors fees	Consulting fees	Non- monetary benefits	Cash bonus
	A$	A$	A$	A$	A$	A$	A$	A$	A$
Other key management personnel
Michael Chapman ^	142,500	—	—	—	—	15,000	18,529		176,029
Goran Stamenkovic ^#	210,000	—	—	—	—	18,900	—		228,900
Craig Smith	153,670	—	—	37	—	13,830	—		167,537
David Knappick ^#	234,067	—	—	1,589	—	21,066	—		256,722
Joseph Butta ^#	225,000	—	—	1,804	—	20,250	—		247,054
Mark McCauley	62,707	—	—	6,364	—	4,107	63,673		136,851

Total Compensation:
Other key management personnel	1,027,944	—	—	9,794	—	93,153	82,202	—	1,213,093

Other highest paid individuals
Ian Callow #	207,500	—	—	37,606	—	18,675	—	—	263,781

Total Compensation:
Other highest paid individuals	207,500	–—	—	37,606	—	18,675	—	—	263,781

Total Compensation:	1,740,031	220,804	134,794	120,125	—	163,863	215,796	—	2,595,413

Year ended 31 December 2008
Directors
Travers Duncan ^	—	100,000	204,081	11,471	—	n/a	—	—	315,552
Brian Flannery ^#	1,400,000	—	—	11,849	150,000	139,500	—	—	1,701,349
John Kinghorn	—	59,633	—	6,357	—	5,367	—	—	71,357
Vincent O’Rourke	—	72,917	—	6,357	—	n/a	—	—	79,274
Hans Mende	—	65,000	—	6,357	—	n/a	—		71,357

Total Compensation: Directors	1,400,000	297,550	204,081	42,391	150,000	144,867	—	—	2,238,889

Other key management personnel
Michael Chapman ^#	350,000	—	—	42,841	65,000	37,350	188,729	—	683,920
Goran Stamenkovic ^#	282,500	—	—	1,065	50,000	29,925	229,690	—	593,180
Craig Smith #	220,000	—	—	2,557	—	19,800	114,845	—	357,202
David Knappick	21,407	—	—	2,138	—	1,927	—	—	25,472
Joseph Butta	34,282	—	—	2,138	—	1,688	—	—	38,108

Total Compensation:
Other key management personnel	908,189	—	—	50,739	115,000	90,690	533,264	—	1,697,882

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

		Short-term employee benefits				Post- employment benefits Super- annuation	Share- based payment Options(1)	Termination benefits	Total
	Cash salary	Directors fees	Consulting fees	Non- monetary benefits	Cash bonus
	A$	A$	A$	A$	A$	A$	A$	A$	A$

Other highest paid individuals
Ashley Souvan ^	253,400	—	—	4,260	—	22,806	114,845	—	395,311
Ian Callow #	252,000	—	—	37,606	—	22,680	—	—	312,286

Total Compensation:
Other highest paid individuals	505,400	—	—	41,866	—	45,486	114,845	—	707,597

Total Compensation:	2,813,589	297,550	204,081	134,996	265,000	281,043	648,109	—	4,644,368

9 months ended 30 September 2008 (unaudited)
Directors
Travers Duncan ^	—	75,000	204,081	10,060	—	—	—	—	289,141
Brian Flannery ^#	1,050,000	—	—	10,439	150,000	94,500	—	—	1,304,939
John Kinghorn	—	44,725	—	4,946	—	4,025	—	—	53,696
Vincent O’Rourke	—	54,167	—	4,946	—	—	—	—	59,113
Hans Mende	—	48,750	—	4,946	—	—	—	—	53,696

Total Compensation:
Directors	1,050,000	222,642	204,081	35,337	150,000	98,525	—	—	1,760,585

Other key management personnel
Michael Chapman ^#	213,750	—	—	42,841	—	22,500	141,382	—	420,473
Goran Stamenkovic ^#	207,500	—	—	1,065	50,000	23,175	171,795	—	453,535
Craig Smith #	160,000	—	—	2,557	—	14,400	85,898	—	262,855
David Knappick	21,407	—	—	2,138	—	1,927	—	—	25,472
Joseph Butta	34,282	—	—	2,138	—	1,688	—	—	38,108

Total Compensation:
Other key management personnel	636,939	—	—	50,739	50,000	63,690	399,075	—	1,200,443

Other highest paid individuals
Ashley Souvan ^	190,050	—	—	4,260	—	17,105	85,898	—	297,313
Ian Callow #	189,000	—	—	37,606	—	17,010	—	—	243,616

Total Compensation:
Other highest paid individuals	379,050	—	—	41,866	—	34,115	85,898	—	540,929

Total Compensation:	2,065,989	222,642	204,081	127,942	200,000	196,330	484,973	—	3,501,957

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Short-term employee benefits					Post- employment benefits Super- annuation	Share- based payment Options(1)	Termination benefits	Total
	Cash salary	Directors fees	Consulting fees	Non- monetary benefits	Cash bonus
	A$	A$	A$	A$	A$	A$	A$	A$	A$
9 months ended 30 September 2009
Directors
Travers Duncan	—	75,000	78,750	12,780	—	—	—	—	166,530
Brian Flannery ^#	1,050,000	—	—	91,406	—	94,500	—	—	1,235,906
John Kinghorn	—	44,725	—	4,232	—	4,025	—	—	52,982
Vincent O’Rourke	—	56,250	—	4,232	—	—	—	—	60,482
Hans Mende	—	48,750	—	4,232	—	—	—	—	52,982

Total Compensation:
Directors	1,050,000	224,725	78,750	116,882	—	98,525	—	—	1,568,882

Other key management personnel
Michael Chapman ^#	307,500	—	—	66,313	25,000	29,925	110,198		538,936
Goran Stamenkovic ^#	255,000	—	—	—	25,000	25,200	146,930		452,130
Craig Smith #	210,000	—	—	3,937	25,000	21,150	73,465		333,552

Total Compensation:
Other key management personnel	772,500	—	—	70,250	75,000	76,275	330,593	—	1,324,618

Other highest paid individuals
Peter Barton ^	220,097	—	—	22,538	10,000	20,619	73,465	—	346,719
Ian Callow ^#	225,000	—	—	15,910	—	20,250	—	—	261,160

Total Compensation:
Other highest paid individuals	445,097	—	—	38,448	10,000	40,869	73,465	—	607,879

Total Compensation:	2,267,597	224,725	78,750	225,580	85,000	215,669	404,058	—	3,501,379

(1)	This compensation relates to the value of options approved by the Board and granted on 1 January 2008 and 13 December 2005, as well as those granted and approved by shareholders at the AGM on 11 November 2004.
^	Denotes one of the five highest paid individuals of Felix Group.
#	Denotes one of the five highest paid individuals of Felix.

Except as disclosed above, there was no arrangement under which a director, other key management personnel or other highest paid individual waived or agreed to waive any remuneration during the Relevant Periods.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(d)	Equity instrument disclosures relating to key management personnel

(i)	Option holdings

The number of options over ordinary shares in Felix held during the Relevant Periods by directors and other key management personnel of Felix Group, including their related parties, are set out below.

Year ended 31 December 2006 Name	Balance at the start of the year	Granted as compensation	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Directors of Felix
Ian McCauley	3,750,000	—	—	—	3,750,000	3,750,000	—
John Rawlins	3,750,000	—	—	—	3,750,000	3,750,000	—
Jon Parker (1)	550,000	—	—	—	550,000	—	550,000
Anthony McLellan	70,000	—	(70,000)	—	—	—	—
Other key management personnel of Felix Group
Mark McCauley	312,000	—	(312,000)	—	—	—	—

Total	8,432,000	—	(382,000)	—	8,050,000	7,500,000	550,000

Year ended 31 December 2007 Name	Balance at the start of the year	Granted as Compensation	Exercised	Other changes	Balance at end of the year	Vested and exercisable	Unvested
Directors of Felix
Ian McCauley(2)	3,750,000	—	(3,750,000)	—	—	—	—
John Rawlins(2)	3,750,000	—	(3,750,000)	—	—	—	—
Other key management personnel of Felix Group
Michael Chapman (3)	100,000	—	—	—	100,000	70,000	30,000

Total	7,600,000	—	(7,500,000)	—	100,000	70,000	30,000

Year ended 31 December 2008 Name	Balance at the start of the year	Granted as Compensation	Exercised	Other Changes	Bala)nce at end of the year	Vested and exercisable	Unvested
Other key management personnel of Felix Group
Michael Chapman	100,000	45,000	(70,000)	—	75,000	30,000	45,000
Goran Stamenkovic	—	60,000	—	—	60,000	—	60,000
Craig Smith	—	30,000	—	—	30,000	—	30,000

Total	100,000	135,000	(70,000)	—	165,000	30,000	135,000

9 months ended 30 September 2008 (unaudited) Name	Balance at the start of the Period	Granted as compensation	Exercised	Other Changes	Balance at end of the period	Vested and exercisable	Unvested
Other key management personnel of Felix Group
Michael Chapman	100,000	45,000	(75,000)	—	75,000	—	75,000
Goran Stamenkovic	—	60,000	—	—	60,000	—	60,000
Craig Smith	—	30,000	—	—	30,000	—	30,000

Total	100,000	135,000	(75,000)	—	165,000	—	165,000

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

9 months ended 30 September 2009 Name	Balance at the start of the period	Granted as Compensation	Exercised	Other Changes	Balance at end of the period	Vested and exercisable	Unvested
Other key management personnel of Felix Group
Michael Chapman	75,000	—	(75,000)	—	—	—	—
Goran Stamenkovic	60,000	—	(60,000)	—	—	—	—
Craig Smith	30,000	—	(30,000)	—	—	—	—

Total	165,000	—	(165,000)	—	—	—	—

(1)	Option holding at resignation date, 20 March 2006.
(2)	Resigned 21 March 2007. Options were under contract on that date and were exercised on 14 May 2007 following FIRB approval.
(3)	Balance at the start of the year relates to options acquired under an option plan that was in place before Mr. M. Chapman was a key management person.

(ii)	Share holdings

The numbers of shares in Felix held during the financial year by each director of Felix and other key management personnel of Felix Group, including their personally related parties, are set out below.

Year ended 31 December 2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Felix
Ian McCauley	15,193,050	—	—	15,193,050
John Rawlins	15,082,586	—	—	15,082,586
Jon Parker(1)	880,000	—	—	880,000
Anthony McLellan	30,000	70,000	(30,000)	70,000
Travers Duncan(2)	26,950,000	—	2,998,706	29,948,706
Brian Flannery(2)	26,850,000	—	2,600,000	29,450,000
Other key management personnel of Felix Group
Mark McCauley	168,000	312,000	—	480,000
David Knappick(3)	13,425,000	—	1,125,000	14,550,000
Joseph Butta(4)	8,950,000	—	750,000	9,700,000

Total	107,528,636	382,000	7,443,706	115,354,342

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

Year ended 31 December 2007 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year

Directors of Felix
Ian McCauley(5)	15,193,050	3,750,000	(18,943,050)	—
John Rawlins(5)	15,082,586	3,750,000	(18,832,586)	—
Anthony McLellan(8)	70,000	—	(70,000)	—
Hans Mende(7)	37,601,724	—	—	37,601,724
Travers Duncan	29,948,706	—	—	29,948,706
Brian Flannery	29,450,000	—	—	29,450,000

Other key management personnel of Felix Group
Mark McCauley(6)	480,000	—	—	480,000
David Knappick	14,550,000	—	—	14,550,000
Joseph Butta	9,700,000	—	—	9,700,000

Total	152,076,066	7,500,000	(37,845,636)	121,730,430

Year ended 31 December 2008 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year

Directors of Felix
Hans Mende	37,601,724	—	—	37,601,724
Travers Duncan	29,948,706	—	—	29,948,706
Brian Flannery	29,450,000	—	—	29,450,000

Other key management personnel of Felix Group
Michael Chapman	—	70,000	—	70,000
David Knappick(9)	14,550,000	—	(14,550,000)	—
Joseph Butta(9)	9,700,000	—	(9,700,000)	—

Total	121,250,430	70,000	(24,250,000)	97,070,430

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

9 months ended 30 September 2008 (unaudited) Name	Balance at the start of the period	Received during the period on the exercise of options	Other changes during the period	Balance at the end of the period

Directors of Felix
Hans Mende	37,601,724	—	—	37,601,724
Travers Duncan	29,948,706	—	—	29,948,706
Brian Flannery	29,450,000	—	—	29,450,000

Other key management personnel of Felix Group
Michael Chapman	—	70,000	—	70,000
Goran Stamenkovic	—	—	—	—
Craig Smith	—	—	—	—
David Knappick(9)	14,550,000	—	(14,550,000)	—
Joseph Butta(9)	9,700,000	—	(9,700,000)	—

Total	121,250,430	70,000	(24,250,000)	97,070,430

9 months ended 30 September 2009 Name	Balance at the start of the period	Received during the period on the exercise of options	Other changes during the period	Balance at the end of the period

Directors of Felix
Hans Mende(7)	37,601,724	—	—	37,601,724
Travers Duncan	29,948,706	—	—	29,948,706
Brian Flannery	29,450,000	—	—	29,450,000

Other key management personnel of Felix Group
Michael Chapman	70,000	75,000	—	145,000
Goran Stamenkovic	—	60,000	—	60,000
Craig Smith	—	30,000	—	30,000

Total	97,070,430	165,000	—	97,235,430

(1)	Shareholding at resignation date, 20 March 2006.
(2)	Net change other includes 2,250,000 B class shares which converted to ordinary shares on 16 November 2006.
(3)	Net change other includes 1,125,000 B class shares which converted to ordinary shares on 16 November 2006.
(4)	Net change other includes 750,000 B class shares which converted to ordinary shares on 16 November 2006.
(5)	Shareholdings at resignation date, 21 March 2007. Options and shareholdings were under contract on that date and were exercised/sold on 14 May 2007 following FIRB approval.
(6)	Shareholding at resignation date, 28 February 2007.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(7)	Mr Mende became a key management person upon his appointment as a director on 29 October 2007. Mr Mende has a partial interest in these shares through a director related entity.
(8)	Net change other relates to shareholding at date of resignation 25 June 2007.
(9)	Shareholdings at resignation date 31 January 2008.

(iii)	Aggregates for key management personnel

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$	A$	A$	A$	A$
				(unaudited)

Aggregate proceeds received from other key management personnel on the exercise of options and recognised as issued capital	3,820	6,375,000	70	70	165

Fair value of shares issued to other key management personnel on the exercise of options as at their issue date	1,544,480	38,353,480	542,500	542,500	2,178,000

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(e)	Loans to directors and other key management personnel

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)

Aggregate for key management personnel
Balance at the beginning of the year/period	1,705	—	—	—	1,779
Loans advanced	—	—	1,821	1,774	37
Loan repayments received	—	—	(42)	—	—
Interest payable for the year/period	163	—	68	—	102
Interest paid	(163)	—	(68)	—	(102)

Balance at the end of the year/period	1,705	—	1,779	1,774	1,816

Highest indebtedness during the year/period	1,705	—	1,821	1,774	1,816
Number of persons in Felix Group aggregate at the end of the year/period	1	—	1	1	1

Individuals with loans above $100,000 during the period
Balance at the start of the period	1,705	—	—	—	1,779
Loans advanced	—	—	1,821	1,774	37
Loan repayments received	—	—	(42)	—	—
Interest payable for the period	163	—	68	—	102
Interest paid	(163)	—	(68)	—	(102)

Balance at the end of the period	1,705	—	1,779	1,774	1,816

Highest indebtedness during the period	1,705	—	1,821	1,774	1,816
Number of persons in Felix Group aggregate at the end of the period	1	—	1	1	1

The loan at 31 December 2006 was to former director Mr. John Rawlins. Mr. Rawlins ceased to be a director on 21 March 2007. The loan was a secured interest bearing loan, interest payable twice yearly at the ANZ Bank corporate rate for overdrafts exceeding A$1 million. Mr Rawlins repaid the loan on 11 August 2008.

The loan at 31 December 2008, 30 September 2008 and 30 September 2009 was advanced to Mr. B. Flannery for the acquisition of a Grazing Homestead Perpetual Lease in respect of property situated at Minerva. Mr. B. Flannery and Minerva Coal Pty Ltd have entered into a Deed of Licence under which Minerva is using part of the property as an access to its mining lease situated upon the property. The loan is a secured interest bearing loan, interest is compounded daily and payable twice yearly at the rate of 10.45% per annum.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(f)	Transactions with directors and other key management personnel

Transactions with directors of Felix and other key management personnel, including their related parties, are on commercial terms and conditions no more favourable than those available to other parties under similar circumstances unless otherwise stated.

Profit after tax includes the following items of revenue and expenses that resulted from transactions with directors of Felix and other key management personnel, including their related parties.

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$	A$	A$	A$	A$
				(unaudited)
Amounts recognised as revenue
Receipts by Ashton Coal Mines Limited from Energy Coal Marketing Pty Limited for the sale of thermal coal. Mr. H. Mende is an indirect shareholder in Energy Coal Marketing Pty Limited	—	—	—	—	29,085,582
Receipts by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture from Coalroc Contractors Pty Ltd for property rental. Mr. B. Flannery, Mr. T. Duncan, Mr. D. Knappick and Mr. J. Butta are the majority shareholders in Coalroc Contractors Pty Ltd	—	—	324	324	—
Receipts by Ashton Coal Mines Limited from Coalroc Contractors Pty Ltd for property rental	—	—	1,116	612	1,530

Total recognised as revenue	—	—	1,440	936	29,087,112

Amounts recognised as expense
Payment to Rawmac Pastoral Pty for access licence fees. Rawmac Pastoral Pty Ltd is controlled by Mr.I.McCauley and Mr.J.Rawlins	8,934	3,300	—	—	—
Payments to Aedion Pty Ltd by Yarrabee Coal Company Pty Ltd for accommodation. Mr. J. Rawlins is a director of Aedion Pty Ltd	8,787	5,200	—	—	—

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$	A$	A$	A$	A$
				(unaudited)
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for mining contracting and equipment hire	443,257	2,381,693	2,771,991	2,347,979	2,093,647
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for interest on finance leases (refer note 6)	—	433,829	364,116	308,752	48,571
Payment to Coalroc Contractors Pty Ltd by UCC Energy Pty Limited for trade services	—	2,080	—	—	—
Payments to Coalroc Contractors Pty Ltd by Australian Coal Processing Pty Ltd for trade services	141,322	1,264	—	—	—
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for trade services. Coalroc Contractors Pty Ltd owned 50% of the share capital of Yunaga Mine Services Pty Ltd up until 15 September 2007. Coalroc Contractors Pty Ltd reduced its shareholding to nil on this date	1,155,963	136,584	1,073	—	—
Payments to Yunaga Mine Services Pty Ltd by UCC Energy Pty Limited for trade services	3,614	—	—	—	—
Payments to Yunaga Mine Services Pty Ltd by Australian Coal Processing Pty Ltd for trade services	22,123	1,168	—	—	—
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Mines Limited for trade services	—	18,210	—	—	—
Payments to Mr. B. Flannery for land access licence fees by Minerva Coal Pty Ltd	—	—	100,000	—	76,712

Total recognised as expense	1,784,000	2,983,328	3,237,180	2,656,731	2,218,930

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$	A$	A$	A$	A$
				(unaudited)

Assets and liabilities include the following items that resulted from transactions with directors of Felix and other key management personnel, including their related parties.

Amounts recognised as property, plant and equipment
Fair value of land and building acquired from Aedion Pty Ltd by Yarrabee Coal Company Pty Ltd	412,845	—	—	—	—
Fair value of plant & equipment acquired from Coalroc Contractors Pty Ltd by Tonford Pty Ltd	—	—	—	—	16,890
Payments to Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for mining contracting and equipment hire	3,326,777	642,639	55,395	—	—
Finance lease charges capitalised	491,680	236,111	—
Payments to Yunaga Mine Services Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture for mining contracting	50,127	2,864	—	—	—
Fair value of plant & equipment acquired from Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	7,797,600	127,500	810,000	865,395	—

Total recognised as assets	12,079,029	1,009,114	865,395	865,395	16,890

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$	A$	A$	A$	A$
				(unaudited)

Interest bearing liabilities
Current
Fair value of finance lease agreements with Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	2,898,526	2,103,510	504,439	1,201,136	—

Non-current
Fair value of finance lease agreements with Coalroc Contractors Pty Ltd by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture	3,667,211	1,635,042	—	—	—

Total recognised as liabilities	6,565,737	3,738,552	504,439	1,201,136	—

Finance lease agreements with Coalroc Contractors Pty Ltd relate to mining equipment and have remaining lease terms ranging up to 3 months with the option to purchase the assets at completion of the lease term for the contracted value. The effective discount rate implicit in the leases range from 12%-13.4%.

Lease liabilities are secured by the leased assets.

(g)	Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with directors of Felix and other key management personnel, including their related parties.

Current receivables
Trade Debtors
Receivable by Ashton Coal Mines Limited from Coalroc Contractors Pty Ltd	—	—	180	288	288

	—	—	180	288	288

Current payables
Trade Creditors
Payable by Yarrabee Coal Company Pty Ltd to Rawmac Pastoral Pty Ltd	8,848	—	—	—	—
Payable by Ashton Coal Operations Pty Limited, as operator of the Ashton Joint Venture, to Coalroc Contractors Pty Ltd	211,230	379,291	188,579	307,477	237,467
Payable by Ashton Coal Mines Limited to Coalroc Contractors Pty Ltd	—	—	—	—	476

	220,078	379,291	189,579	307,477	237,943

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

34	Remuneration of auditors

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$	A$	A$	A$	A$
				(unaudited)

Amounts paid or payable to BDO (Qld) Pty Ltd:
Audit and review of financial reports	306,377	288,306	319,011	276,849	204,164
Non-audit services
Tax compliance	159,517	89,809	120,286	87,184	107,419
Tax consulting	208,157	—	1,515	765	18,547
Accounting consulting	—	—	89,500	—	129,354
Assurance related	—	—	—	—	23,972

Amounts paid or payable to a related practice of BDO (Qld) Pty Ltd:
Audit and review of financial reports	—	10,121	10,403	10,121	1,114
Non-audit services
Tax compliance	2,335	7,584	4,827	9,902	2,508
Tax consulting	—	—	—	—	3,541

	676,386	395,820	545,542	384,821	490,619

35	Commitments

(a)	Capital expenditure commitments

(i)	Estimated capital expenditure contracted for at the reporting date but not provided for:

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Property, plant and equipment
Share of joint ventures	2,977	1,800	123,991	187,491
Other	—	17	7,993	1,068
Underground development
Share of joint ventures	7,272	—	—	—
Exploration expenditure
Share of joint ventures	—	—	697	533

	10,249	1,817	132,681	189,092

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(ii)	Estimated capital expenditure authorised at the reporting date but not provided for:

Property, plant and equipment
Share of joint ventures	122	36	214,751	76,202
Other			212	972
Freehold land and buildings
Share of joint ventures	—	—	10,230	9,083
Exploration expenditure
Share of joint ventures	—	—	1,053	770

	122	36	226,246	87,027

(b)	Lease expenditure commitments

(i)	Non-cancellable operating leases

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Not later than one year	1,119	1,247	1,681	663
Later than one year but not later than five years	2,663	1,411	557	262

Total lease expenditure commitments not recognised in the Financial Information	3,782	2,658	2,238	925

Operating leases have remaining lease terms ranging from 3 months to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment. Felix Group does not have an option to purchase the leased assets at the expiry of the lease period. These leases have escalation clauses and terms of renewal by agreement between specific entity that holds the lease and the lessor.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000

Commitments in relation to finance leases are payable as follows:
Not later than one year	8,388	9,011	10,014	12,915
Later than one year and not later than five years	26,302	22,399	17,017	38,873
Later than five years	—	—	4,929	1,385

Total minimum lease payments	34,690	31,410	31,960	53,173
Less future finance charges	(6,783)	(4,710)	(5,087)	(11,463)

Recognised as a liability	27,907	26,700	26,873	41,710

Finance leases are included in the Financial Information as:
Current lease liability (note 23)	8,177	6,850	8,151	8,373
Non-current lease liability (note 26)	19,730	19,850	18,722	33,337

	27,907	26,700	26,873	41,710

Finance leases relate to mining vehicles and machinery with lease terms between 3 and 7 years. These leases have terms of renewal at the discretion of the specific entity that holds the lease with some purchase options but no escalation clauses. The leases are subject to review of financial covenant ratios on a quarterly basis and contain restrictions on further indebtedness for one particular lease.

36	Related party transactions

(a)	Parent entity and subsidiaries

Felix Group consists of Felix and its subsidiaries, the ownership interests of which are set out in note 37.

Transactions between Felix and other entities in Felix Group during the years ended 31 December 2006, 2007, 2008, and 9 months ended 30 September 2008 and 2009 consisted of:

i)	loans advanced by Felix;

ii)	the payment of dividends to Felix;

iii)	the provision of administration, accounting, management, marketing and hire services by Felix and other entities in Felix Group, and

(b)	Associates, jointly controlled entities and joint ventures

Associated entities and jointly controlled entities are set out in note 15 and joint ventures in which Felix Group is a venturer are set out in note 38.

Transactions with associates, jointly controlled entities and joint ventures during the years ended 31 December 2006, 2007, 2008, and 9 months ended 30 September 2008 and 2009 consisted of:

i)	loans advanced by Felix, subsidiaries or joint ventures to associated entities;

ii)	loans repaid to Felix, subsidiaries or joint ventures from associated entities;

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

iii)	sales of coal by a subsidiary to an associated entity under terms and conditions specified in the Ashton Coal Joint Venture Agreement;

iv)	the provision of administration, accounting, marketing, management and hire services by Felix or subsidiaries to associated entities and joint ventures;

v)	the payments by a joint venture to an associated entity under the terms and conditions specified in the BOOT contract between Ashton Coal Operations Pty Ltd and Australian Coal Processing Pty Ltd.

vi)	sales of coal by Yarrabee Coal Company Pty Ltd to Minerva Joint Venture; and

vii)	sale of excavator by Felix to a joint venture.

(c)	Key management personnel

Disclosures relating to key management personnel are set out in note 33.

(d)	Transactions with related parties

The following transactions occurred with related parties:

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$	A$	A$	A$	A$
				(unaudited)

Felix Group
Sales of goods and services
Sale of coal to associated entities	81,759,781	105,596,113	379,791,316	231,352,060	245,307,987
Sales of marketing services to associated entities	120,000	230,400	490,410	194,082	246,410

Purchases of goods and services
Purchase of coal preparation and handling services by joint venture from associated entity	295,495	—	—	—	—

(e)	Outstanding balances arising from transactions with related parties

Balances outstanding at the reporting date to related parties are unsecured and subordinate to other liabilities. Balances outstanding at the reporting date from related parties are also unsecured, non-interest bearing and repayable on demand.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The following balances are outstanding at the reporting date in relation to transactions with related parties.

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$	A$	A$	A$
Felix Group
Current receivables
Trade debtors
Receivable from Ashton Coal Mines Limited	—	5,282,000	53,726,000	11,382,146

Non-current receivables
Advances to associated entities
Receivable from Ashton Coal Mines Limited being an unsecured, non-interest bearing loan	3,155,000	5,904,000	11,203,000	10,328,339

Current payables
Trade creditors
Payable by Ashton Coal Operations Pty Ltd, as operator of the Ashton Joint Venture, to Australian Coal Processing Pty Ltd	220,000	127,000	—	—

Felix
Current receivables
Advances to controlled entities Receivable from Minerva Coal Pty Ltd being an unsecured, non-interest bearing loan	3,228,831	3,228,831	3,228,831	3,211,856
Advances to Minerva Coal Pty	82,255	82,255	244,972	—
Advance to 100% owned subsidiaries	57,162,707	66,361,001	—	46,037,195
Receivables from controlled entities
Receivable from 100% owned subsidiaries under tax sharing agreement (note 10)	8,208,966	24,632,693	158,632,745	201,815,703

Non-current receivables
Advances to controlled entities
Receivable from Minerva Coal Pty Ltd being an unsecured, non-interest bearing loan	748,285	748,285	748,285	748,285
Receivable from SASE Pty Ltd being an unsecured, non-interest bearing loan	32,840,713	31,272,006	31,271,655	31,271,655
Less: Accumulated impairment losses	(32,840,713)	(31,272,006)	(31,271,655)	(31,271,655)
Receivable from 100% owned subsidiaries	50,525,863	50,542,772	56,239,627	52,779,707
Less: Accumulated impairment losses	(30,525,863)	(30,542,772)	(30,625,506)	(29,211,773)

Current payables
Advances from 100% owned subsidiaries	—	—	111,643,000	—

(f)	Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

37	Subsidiaries

	Consolidated percentage owned
Name of entity	Country of incorporation	31 December 2006	31 December 2007	31 December 2008	30 September 2009
		%	%	%	%
Subsidiaries – at cost:
Auriada Limited	Northern Ireland	100	100	100	100
Ballymoney Power Limited	Northern Ireland	100	100	100	100
Balhoil Nominees Pty Ltd	Australia	100	100	100	100
South Australian Coal Corp Pty Limited	Australia	100	100	100	100
SASE Pty Ltd	Australia	90	90	90	90
Athena Coal Pty Ltd	Australia	100	100	100	100
Minerva Mining Pty Ltd (formerly Sandhurst Mining Pty Ltd)	Australia	100	100	100	100
Felix Coal Sales Pty Ltd	Australia	100	100	100	100
Proserpina Coal Pty Ltd	Australia	100	100	100	100
Minerva Coal Pty Ltd	Australia	51	51	51	51
Yarrabee Coal Company Pty Ltd	Australia	100	100	100	100
White Mining Limited	Australia	100	100	100	100
White Mining Services Pty Limited	Australia	100	100	100	100
Tonford Pty Ltd	Australia	100	100	100	100
Moolarben Coal Operations Pty Ltd (formerly Splitters Hollow Pty Ltd)	Australia	100	100	100	100
Moolarben Coal Mines Pty Limited	Australia	100	100	100	100
Ashton Coal Operations Pty Limited	Australia	100	100	100	100
White Mining (NSW) Pty Limited	Australia	100	100	100	100
UCC Energy Pty Limited	Australia	100	100	100	100
Agrarian Finance Pty Ltd	Australia	100	100	100	100
Advanced Clean Coal Technology Pty Limited	Australia	100	100	100	100
White Mining Research Pty Ltd	Australia	100	100	100	100
Felix NSW Pty Ltd	Australia	100	100	100	100
Moolarben Coal Sales Pty Ltd	Australia	—	100	100	100

All subsidiaries have 30 June balance dates for the purpose of local statutory reporting. All equity interests are held in ordinary shares, except as noted below. All subsidiaries are vehicles for exploration, development and operational activities of Felix Group within Australia and Northern Ireland. The proportion of ownership interest is equal to the proportion of voting power held.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The numbers of issued shares of each subsidiary is as follows.

	Number of issued shares
	31 December 2006	31 December 2007	31 December 2008	30 September 2009
Subsidiaries:
Auriada Limited	2	2	2	2
Ballymoney Power Limited	2	2	2	2
Balhoil Nominees Pty Ltd	7,270	7,270	7,270	7,270
South Australian Coal Corp Pty Limited	2	2	2	196,625,038
SASE Pty Ltd	1,000,000	1,000,000	1,000,000	1,000,000
Athena Coal Pty Ltd	2	2	2	2
Minerva Mining Pty Ltd (formerly Sandhurst Mining Pty Ltd)	2	2	2	2
Felix Coal Sales Pty Ltd	1	1	1	1
Proserpina Coal Pty Ltd	1	1	1	1
Minerva Coal Pty Ltd	1,000	1,000	1,000	1,000
Yarrabee Coal Company Pty Ltd	100,000	100,000	100,000	100,000
White Mining Limited – ordinary shares	1,650,000	1,650,000	1,650,000	1,650,000
White Mining Limited – class A shares	100	100	100	100
White Mining Services Pty Limited	2	2	2	2
Tonford Pty Ltd	2	2	2	2
Moolarben Coal Operations Pty Ltd (formerly Splitters Hollow Pty Ltd)	2	2	2	2
Moolarben Coal Mines Pty Limited	1	1	1	1
Ashton Coal Operations Pty Limited	5	5	5	5
White Mining (NSW) Pty Limited	10	10	10	10
UCC Energy Pty Limited	2	2	2	2
Agrarian Finance Pty Ltd	2	2	2	2
Advanced Clean Coal Technology Pty Limited	2	2	2	2
White Mining Research Pty Ltd	2	2	2	2
Felix NSW Pty Ltd	2	2	2	2
Moolarben Coal Sales Pty Ltd	—	2	2	2

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The amount paid up on issued shares of each subsidiary is as follows.

	Amount paid up on issued shares
	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$	A$	A$	A$
Subsidiaries:
Auriada Limited	5	5	5	5
Ballymoney Power Limited	5	5	5	5
Balhoil Nominees Pty Ltd	7,270	7,270	7,270	7,270
South Australian Coal Corp Pty Limited	2	2	2	19,662,504
SASE Pty Ltd	9,650,564	9,650,564	9,650,564	9,650,564
Athena Coal Pty Ltd	2	2	2	2
Minerva Mining Pty Ltd (formerly Sandhurst Mining Pty Ltd)	2	2	2	2
Felix Coal Sales Pty Ltd	1	1	1	1
Proserpina Coal Pty Ltd	1	1	1	1
Minerva Coal Pty Ltd	1,000	1,000	1,000	1,000
Yarrabee Coal Company Pty Ltd	92,080	92,080	92,080	92,080
White Mining Limited – ordinary shares	3,300,000	3,300,000	3,300,000	3,300,000
White Mining Limited – class A shares	200	200	200	200
White Mining Services Pty Limited	2	2	2	2
Tonford Pty Ltd	2	2	2	2
Moolarben Coal Operations Pty Ltd (formerly Splitters Hollow Pty Ltd)	2	2	2	2
Moolarben Coal Mines Pty Limited	1	1	1	1
Ashton Coal Operations Pty Limited	5	5	5	5
White Mining (NSW) Pty Limited	10	10	10	10
UCC Energy Pty Limited	2	2	2	2
Agrarian Finance Pty Ltd	2	2	2	2
Advanced Clean Coal Technology Pty Limited	2	—	—	—
White Mining Research Pty Ltd	2	2	2	2
Felix NSW Pty Ltd	2	2	2	2
Moolarben Coal Sales Pty Ltd	—	2	2	2

The investment in controlled entities carried at cost is as follows.

Felix

Controlled entities – at cost:	31 December 2006 A$’000	31 December 2007 A$’000	31 December 2008 A$’000	30 September 2009 A$’000
Balhoil Nominees Pty Ltd	839	839	839	839
Less: Accumulated impairment loss	(839)	(839)	(839)	(839)
SASE Pty Ltd	14,504	14,504	14,504	14,504
Less: Accumulated impairment loss	(14,504)	(14,504)	(14,504)	(14,504)
Minerva Coal Pty Ltd	3,614	3,614	3,614	3,614
South Australian Coal Corp Pty Limited	—	—	—	19,663
Yarrabee Coal Company Pty Ltd	14,910	14,910	14,910	14,910
White Mining Limited	222,869	222,869	222,869	222,869

	241,393	241,393	241,393	261,056

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

38	Interests in joint ventures – Felix Group

Interest in Joint Venture Operations

A subsidiary, Yarrabee Coal Company Pty Ltd, has a 50% interest in the output of Boonal Joint

Venture whose principal activity is the provision of a coal haul road and train load out facilities.

A subsidiary, Proserpina Coal Pty Ltd, has a 51% interest in the output of Minerva Joint Venture whose principal activity is the development and operation of an open-cut coal mine.

A subsidiary, Athena Coal Pty Ltd, has a 51% interest in the Athena Joint Venture whose principal activity is coal exploration.

A subsidiary, White Mining (NSW) Pty Limited, has a 60% interest in the output of Ashton Joint Venture whose principal activity is the development and operation of open-cut and underground coal mines. A subsidiary, Moolarben Coal Mines Pty Limited, has a N/A, 90, 80%, and 80%, 80%, respectively, interest for 31 December 2006, 2007, 2008 and 30 September 2008, 2009 in the output of the Moolarben Coal Joint Venture whose principal activity is the development and operation of open-cut and underground coal mines.

Felix Group’s interest in the assets, liabilities, revenue and expenses of the joint ventures are included in the Financial Information in accordance with accounting policy as set out in note 1(k) under the following classifications:

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Current assets
Cash and cash equivalents	5,895	4,176	3,467	79,900
Trade and other receivables	2,262	2,745	2,304	5,344
Inventories	9,618	16,891	16,084	23,666
Other current assets	15,465	21,071	24,726	27,247

Total current assets	33,240	44,883	46,581	136,157

Non-current assets
Trade and other receivables	3,147	6,750	8,163	11,110
Property, plant and equipment	145,650	175,165	170,284	245,781
Exploration and evaluation assets	2,364	14,485	16,381	23,273
Intangible assets	8,223	203,029	190,081	186,196

Total non-current assets	159,384	399,429	384,909	466,360

Share of assets employed in joint venture	192,624	444,312	431,490	602,517

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

39	Reconciliation of profit after income tax to the net cash flows from operating activities

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Profit for the year/period	43,592	59,041	293,697	207,141	140,106
Depreciation of non-current assets	5,461	13,234	15,298	10,728	14,747
Amortisation of leased assets	5,087	6,161	8,037	5,965	5,520
Amortisation of mining tenements	2,775	4,266	4,438	3,158	3,527
Amortisation of exploration	426	366	291	207	202
Amortisation of other intangible assets	599	683	919	613	910
Amortisation of deferred purchase consideration for equity interests in Minerva	152	404	212	102	110
Non-cash deferred income recognised in profit	—	—	—	—	(118)
Net loss/(gain) on disposal of property, plant & equipment	148	(12)	(112)	(14)	136
Net profit on disposal of available-for-sale financial asset	(71)	(1,136)	—	—	—
Net gain on disposal of equity interests in Moolarben Joint Venture	—	(67,862)	(73,751)	(73,751)	—
Net gain on disposal of equity interests in Minerva and Athena Joint Venture	(28,374)	—	—	—	—
Non-cash cash flow hedge (gains)/ losses transferred to profit for the year/period	(13,827)	1,982	2,827	(1,155)	(43,881)
Cash received on cash flow hedges not yet recognised in profit	—	—	60,440	—	—
Net unrealised foreign currency losses/(gains)	3,287	(432)	—	—	—
Share-based payments expense	1,341	229	880	67	528
Share of net (profits)/losses accounted for using the equity method	(820)	547	11	12	14
Changes in assets and liabilities, net of effects from disposal of interests in joint ventures and projects (refer note 5)
(Increase)/decrease in trade & other receivables	(2,122)	(138)	(68,231)	(54,126)	60,025
Decrease/(increase) in inventory	32	(14,914)	(12,078)	(7,262)	(9,184)
Decrease/(increase) in prepayments	1,626	(477)	(783)	(1,556)	(1,733)
(Increase)/decrease in deferred tax assets	(31,932)	14,813	36,288	39,205	7,538
(Increase)/decrease in development assets	(701)	1,789	—	—	—
Increase in overburden in advance	(13,114)	(6,800)	(9,746)	(9,829)	(3,413)
Increase/(decrease) in trade and other payables	3,121	(5,316)	21,792	18,034	4,020
Increase in employee benefits	1,495	1,326	3,226	1,541	3,254

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Increase in rehabilitation provision	2,785	1,049	—	—	—
Increase in tax provision	82	185	55,306	38,241	15,519
Increase/(decrease) in deferred tax liabilities	45,749	9,706	4,083	5,912	(8,973)

Net cash inflow from operating activities	26,797	18,694	343,044	183,233	188,854

Non-cash investing and financing activities

Finance lease transactions

During the years ended 31 December 2006, 2007, 2008 and the nine months ended 30 September 2008, 2009, Felix Group acquired plant and equipment with an aggregate fair value of A$3,943,000, A$5,584,000, A$7,548,000, A$Nil and A$19,809,000 respectively, by means of finance leases. These acquisitions are not included in the cash flow statements.

40	Earnings per share

(a)	Reconciliation of earnings used in calculating earnings per share

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Profit after income tax	43,592	59,041	293,697	207,141	140,106
Profit attributable to non-controlling interest	(121)	(186)	(202)	(126)	(117)

Profit from continuing operations attributable to the ordinary equity holders of Felix used in calculating basic earnings per share	43,471	58,855	293,495	207,015	139,989

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(b)	Weighted average number of shares used in calculating earnings per share

	Year ended			9 months ended
	31 December 2006 Number of shares	31 December 2007 Number of shares	31 December 2008 Number of shares	30 September 2008 Number of shares	30 September 2009 Number of shares
				(unaudited)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	181,221,214	193,430,148	196,318,344	196,316,320	196,454,168
Adjustments for calculation of diluted earnings per share:
Options	5,225,193	250,951	236,503	308,697	185,443

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	186,446,407	193,681,099	196,554,847	196,625,017	196,639,611

41	Contingent liabilities and contingent assets

	31 December 2006	31 December 2007	31 December 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000
Guarantees
(a) Parent entity and consolidated entity
Guarantees secured over deposits	10,263	149	303	701
Performance guarantees provided to external parties	12,308	12,308	1,562	1,651
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	1,350	2,123	2,472	3,560

(b) Joint ventures
Guarantees secured over deposits	73	75	75	75
Performance guarantees provided to external parties	69	69	69	169
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	3,595	4,879	5,720	10,070

	27,658	19,603	10,201	16,226

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

42	Disposal of interest in joint ventures

	Year ended			9 months ended
	31 December 2006	31 December 2007	31 December 2008	30 September 2008	30 September 2009
	A$’000	A$’000	A$’000	A$’000	A$’000
				(unaudited)
Disposal of interest in Minerva and Athena Joint Ventures(2006) and Moolarben Joint Venture(2007 and 2008) Consideration:
Cash received	32,402	20,000	92,863	92,863	—
Cash receivable	9,865	65,000	—	—	—

	42,267	85,000	92,863	92,863	—

Net assets of the Minerva and
Athena joint ventures (2006)
Moolarben Joint Venture (2007 and 2008) disposed:
Cash and cash equivalents	579	—	—	—	—
Trade and other receivables	277	—	—	—	—
Inventory	722	—	—	—	—
Other current assets	3,777	—	—	—	—
Non-current other financial assets	1,346	—	—	—	—
Property, plant and equipment	13,024	—	—	—	—
Intangible assets	2,784	—	—	—	—
Trade and other payables	(2,905)	—	—	—	—
Interest bearing liabilities	(5,489)	—	—	—	—
Provisions	(222)	—	—	—	—
Exploration and evaluation assets	—	1,139	1,473	1,473	—
Freehold land & buildings	—	905	1,385	1,385	—
Mining tenements	—	15,094	16,254	16,254	—

Carrying amount of assets disposed	13,893	17,138	19,112	19,112	—

Gain on disposal of assets before tax (note 5)	28,374	67,862	73,751	73,751	—

43	Events occurring after the balance sheet date

(a)	Change of control and dividends

As announced on 13 August 2009, Felix entered into a binding Scheme Implementation Agreement (“Scheme”) with Yanzhou Coal Mining Limited (“Yanzhou”), a publicly traded company that is listed in Hong Kong, New York and Shanghai. Pursuant to the agreement Yanzhou would acquire all of Felix’s issued shares.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

On 23 October 2009, the Foreign Investment Review Board, (“FIRB”) announced its decision to approve the acquisition of Felix by Yanzhou subject to certain conditions. The Assistant Treasurer of the Government of Australia’s press release stated:

“The Assistant Treasurer, Senator Nick Sherry, has today approved the application by Yanzhou Coal Mining Company Limited (Yanzhou) to acquire full ownership of Felix, conditional upon it complying with legally enforceable undertakings provided by Yanzhou. These undertakings apply to all of Yanzhou’s operations, including the Austar mine near Newcastle which Yanzhou already owns. Yanzhou has undertaken to:

operate its Australian mines through a company, Yancoal Australia Proprietary Limited (Yancoal Australia), that is incorporated and headquartered in Australia and is managed in Australia using a predominately Australian management and sales team;

ensure Yancoal Australia, and any of its operating subsidiaries, have at least two directors whose principal place of residence is in Australia, one of whom will be independent of Yanzhou and its related entities;

ensure that the Chief Executive Officer and Chief Financial Officer of Yancoal Australia have their principal place of residence in Australia;

hold the majority of Yancoal Australia’s board meetings in Australia in any calendar year;

list Yancoal Australia on the Australian Securities Exchange by the end of 2012 and, by that time, reduce Yanzhou’s ownership of Yancoal Australia to less than a 70 percent holding; and

market coal produced at all of its Australian mines on arms-length terms with reference to international benchmarks and in line with market practices.

As several of the mines operated by Felix are owned by joint ventures with third party companies, following the listing and holding reduction in Yancoal Australia, Yanzhou’s economic ownership of the underlying mining assets must stand at no more than 50 percent. “With these undertakings provided by Yanzhou, I consider that this acquisition is consistent with Australia’s national interest,” said the Assistant Treasurer. “As such, compliance with these undertakings is a condition of my approval of the acquisition under section 25 (1A) of the Foreign Acquisitions and Takeovers Act 1975.” … Yangzhou will report to the Foreign Investment Review Board on its compliance with these undertakings.”

A condition of the Scheme was the ’spin-off ’ by Felix of the wholly-owned subsidiary South Australian Coal Corp Pty Limited (SAC). This occurred on 30 October 2009 with an in-specie distribution of shares in SAC on a 1:1 basis to all Felix shareholders. The in-specie distribution was in the form of a fully franked dividend with a value of A$0.1017 for each Felix share.

An additional fully franked A$0.50 dividend per share that was anticipated and contemplated in the terms of the Scheme was declared on 11 November 2009 and was paid 9 December 2009.

On 10 December 2009, the Federal Court of Australia approved the Scheme and Felix’s shares were suspended from trading on the Australian Stock Exchange (“ASX”) on 11 December 2009. S&P Indices removed Felix from the S&P/ASX indices after the close of business on 11 December 2009.

On 23 December 2009, the Scheme was implemented, and Computershare commenced despatch of the Scheme consideration being A$16.95 for each share held on the Scheme Record Date of 18 December 2009. All of the issued shares in Felix were transferred to Austar Coal Mine Pty Ltd, a wholly owned subsidiary of Yanzhou.

The ASX removed Felix from the official list after the close of business on 30 December 2009.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

(b)	Resignations and appointment of directors

Mr Travers Duncan, Mr Hans Mende and Mr John Kinghorn resigned as directors of Felix on 23 December 2009. They were replaced by Mr Xin Wang, Mr Yuxiang Wu, Mr Cunliang Lai and Mr Weimin Li, from Yanzhou, and Mr Terrence Crawford was appointed as an independent director on the same day.

(c)	New financing facilities

On 27 October 2009, Felix Group entered into syndicated financing with the Commonwealth Bank of Australia (Lead Arranger, Book-runner and Coordinating Bank), Sumitomo Mitsui Banking Corporation (Lead Arranger and Book-runner), BNP Paribas, WestLB AG and Westpac Banking Corporation.

In summary, the new facilities are as follows:

Facility	Amount	Purpose	Term
	A$
Term debt	150,000,000	To assist in financing the construction and development of the Moolarben Coal Project.	5 years

Leveraged finance leases	133,333,333	To assist in financing the mobile equipment for the Moolarben Coal Project.	5 years
Working capital	50,000,000	To accommodate general working capital requirements.	2 years revolving
Contingent liabilities	50,000,000	To accommodate guarantees, letters of credit, and, performance bonds.	2 years revolving

Total syndicated facilities	383,333,333

The above loans and other banking facilities are secured on a fully cross collateralised basis by fixed and floating charges, mining mortgages and share mortgages over the assets of Felix and certain controlled entities. These securities impose various restrictions on asset disposal and creation of other security interests.

The A$150 million term debt facility is fully drawn and approximately A$68 million of the finance lease facility has been drawn. The contingent liabilities outstanding at 30 September 2009 as detailed in note 41 have increased to approximately A$46 million.

The A$7,750,000 multi option facility agreement – term debt facility outstanding at 30 September 2009 as detailed in note 26 was repaid in full on 28 October 2009.

(d)	Transactions with directors

To assist with the funding of the dividend paid to shareholders on 9 December 2009, certain directors, through their related entities, loaned funds to Felix as follows:

Gaffwick Pty Ltd (Travers Duncan) A$35,650,837

Illwella Pty Ltd (Brian Flannery) A$35,287,781

AMCIC Sabeltand Holdings B.V. (Hans Mende) A$27,373,901.

APPENDIX I	FINANCIAL INFORMATION OF FELIX GROUP

The loans are unsecured and repayable on interest free terms if repaid within three months of the Yanzhou scheme implementation date of 23 December 2009. Interest is payable on any part of the principal unpaid as from the scheduled repayment date at BBSY for the appropriate tenor plus a margin of 5%. Yanzhou has provided letters of credit through Bank of China (Sydney branch) to support the loans. If the loans are not repaid in full then they must be repaid in: (a) instalments on 30 September and 31 March in each calendar year (commencing 30 September 2010) out of Felix’s net profit after tax (up to a maximum amount of 70% of Felix’s net profit after tax in any financial year); and/or (b) the net proceeds of any equity raised by Felix for the purpose of repaying the loans. The repayment of the loans is subordinated to debts secured under the new syndicated funding arrangements.

44	Native title

Native title describes the rights and interests in Australia of Aboriginal and Torres Strait Islander peoples in land and waters, according to their traditional laws and customs. Native title claims exist over all or part of the areas covered by Felix Group’s exploration licences in South Australia, Queensland and New South Wales. Under the Native Title Act these areas are protected for all current and future mining operations on existing mining leases.

45	Company details

The registered office and principal place of business of Felix is:

Level 6

316 Adelaide Street

Brisbane, Qld. 4000

Australia

III. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for Felix or any of its subsidiaries in respect of any period subsequent to 30 September 2009. Except as disclosed elsewhere in the Financial Information, no dividend has been declared, made or paid by Felix or any of its subsidiaries in respect of any period subsequent to 30 September 2009.

Yours faithfully,

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

A.	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is an illustrative and unaudited pro forma statement of assets and liabilities of the Enlarged Group, which has been prepared based on the unaudited condensed consolidated balance sheet of the Group as at 30 June 2009 as set out in the published interim report of the Group for the six months ended 30 June 2009 and the audited consolidated balance sheet of Felix as at 30 September 2009 as set out in the accountant’s report of Felix included as Appendix I to this Supplemental Circular, after making pro forma adjustments as set out below, to illustrate the effects of the Transaction, as if the Transaction had taken place on 30 June 2009. It has been prepared on the basis as set out in the notes below and is consistent with the accounting policies adopted by the Group.

The unaudited pro forma financial information of the Enlarged Group has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group had the Transaction been completed as at 30 June 2009 or any future date.

(a)	Unaudited Pro Forma Consolidated Assets and Liabilities of the Enlarged Group

		Unaudited pro forma adjustments
			Other adjustments
	Unaudited consolidated assets and liabilities of the Group as at 30 June 2009	Audited assets and liabilities of Felix Group as at 30 September 2009	Purchase consideration and borrowings	Fair value adjustments	Elimination	Unaudited pro forma consolidated assets and liabilities of the Enlarged Group as at 30 June 2009
	RMB’000 Note 1	RMB’000 Note 2	RMB’000 Note 3	RMB’000 Note 4	RMB’000 Note 5	RMB’000
Current assets
Bank balance and cash	8,645,119	1,312,616				9,957,735
Term deposits	3,011,995	—				3,011,995
Restricted cash	19,066	597,880				616,946
Bills and accounts receivable	2,202,836	138,391				2,341,227
Inventories	651,101	349,574				1,000,675
Prepayments and other receivables	1,694,464	146,534				1,840,998
Prepaid lease payments	16,972	—				16,972
Prepayments for resources compensation fees	2,559	—				2,559
Derivative financial instruments	66,840	39,789				106,629
Other current assets	—	309,845				309,845

Total current assets	16,310,952	2,894,629	—	—	—	19,205,581

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

		Unaudited pro forma adjustments
			Other adjustments
	Unaudited consolidated assets and liabilities of the Group as at 30 June 2009	Audited assets and liabilities of Felix Group as at 30 September 2009	Purchase consideration and borrowings	Fair value adjustments	Elimination	Unaudited pro forma consolidated assets and liabilities of the Enlarged Group as at 30 June 2009
	RMB’000 Note 1	RMB’000 Note 2	RMB’000 Note 3	RMB’000 Note 4	RMB’000 Note 5	RMB’000
Non-current assets
Mining rights	1,031,502	1,079,460		11,900,514		14,011,476
Coal resources	—	177,098		3,600,236		3,777,334
Intangible assets	—	43,591		157,912		201,503
Prepaid lease payments	692,518	—				692,518
Prepayment for resources compensation fees	14,919	—				14,919
Property, plant and equipment	14,743,357	1,926,483		897,920		17,567,760
Goodwill	500,342	—			482,337	982,679
Investments in securities	260,796	—				260,796
Investment in a subsidiary	—	—	20,119,820		(20,119,820)	—
Interests in an associate	874,010	1,052				875,062
Long term receivables	—	69,480				69,480
Restricted cash	94,612	—				94,612
Deposit made on investment	117,926	—				117,926
Deferred tax assets	199,962	93,652				293,614

Total non-current assets	18,529,944	3,390,816	20,119,820	16,556,582	(19,637,483)	38,959,679

Total assets	34,840,896	6,285,445	20,119,820	16,556,582	(19,637,483)	58,165,260

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

		Unaudited pro forma adjustments
			Other adjustments
	Unaudited consolidated assets and liabilities of the Group as at 30 June 2009	Audited assets and liabilities of Felix Group as at 30 September 2009	Purchase consideration and borrowings	Fair value adjustments	Elimination	Unaudited pro forma consolidated assets and liabilities of the Enlarged Group as at 30 June 2009
	RMB’000 Note 1	RMB’000 Note 2	RMB’000 Note 3	RMB’000 Note 4	RMB’000 Note 5	RMB’000
Current liabilities
Bills and accounts payable	743,328	377,304				1,120,632
Other payables and accrued expenses	4,616,688	778,135				5,394,823
Provision for land subsidence, restoration, rehabilitation and environmental costs	967,365	3,384				970,749
Amounts due to parent company and its subsidiary companies	683,169	—				683,169
Bank borrowings-due within one year	82,000	46,336				128,336
Lease liabilities-due within one year	—	50,060				50,060
Derivative financial instruments	—	57,241				57,241
Taxes payable	286,633	454,341				740,974

Total current liabilities	7,379,183	1,766,801	—	—	—	9,145,984

Non-current liabilities
Amounts due to parent company and its subsidiary companies-due after one year	3,626	—				3,626
Bank borrowings-due after one year	165,000	10,122	20,119,820			20,294,942
Lease liabilities-due after one year	—	199,315				199,315
Provision for land subsidence, restoration, rehabilitation and environmental costs	—	43,603				43,603
Deferred tax liabilities	42,501	479,482		674,035		1,196,018
Other non-current liabilities	—	31,186				31,186

Total non-current liabilities	211,127	763,708	20,119,820	674,035	—	21,768,690

Total liabilities	7,590,310	2,530,509	20,119,820	674,035	—	30,914,674

Net assets	27,250,586	3,754,936	—	15,882,547	(19,637,483)	27,250,586

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

(b)	Notes to Unaudited Pro Forma Financial Information of the Enlarged Group

1.	The amounts are extracted from the unaudited condensed consolidated balance sheet of the Group as at 30 June 2009 as set out in the Company’s published interim report for the six months ended 30 June 2009.

2.	The pro forma adjustment represents the inclusion of the balances of assets and liabilities of Felix as at 30 September 2009 as extracted from the accountant’s report of Felix as set out in Appendix I to this Supplemental Circular. For the purpose of the pro forma statement of assets and liabilities, the balances denominated in Australian Dollar (“AUD”) have been translated into RMB at AUD 1 = RMB 5.9788, the exchange rate prevailing as at 30 September 2009.

3.	The pro forma adjustment represents the estimated total cost of the Transaction amounting to approximately RMB20,120 million, comprising the purchase consideration for Felix amounting to AUD3,333 million (equivalent to approximately RMB19,926 million) and the transaction costs directly attributable to the Transaction, including professional services fees and other expenses, which are estimated to be RMB194 million. The total cost of the Transaction will be financed wholly by bank borrowings.

4.	Upon completion of the Transaction, the identifiable assets and liabilities of Felix will be accounted for in the consolidated financial statements of the Enlarged Group at fair values under the purchase method of accounting in accordance with International Financial Reporting Standard No. 3 “Business Combinations” (“IFRS 3”).

The pro forma adjustment represents fair value adjustments and the corresponding estimated deferred income tax liabilities resulting from the Transaction. The fair value adjustments include the appreciation of intangible assets, property, plant and equipment, and the recognition of coal reserves and resources, which are determined based on the fair values of the assets and liabilities of Felix as at 30 September 2009 as estimated by an independent professional valuer, American Appraisal China Limited.

The fair value of the identifiable assets and liabilities of Felix at the date of completion may be substantially different from the estimated fair value used in the preparation of this unaudited pro forma financial information. Accordingly, the actual amount of goodwill may be different from the amount as adopted in this unaudited pro forma financial information.

5.	The pro forma adjustment represents the elimination of investment in Felix held by the Company with the share capital and pre-acquisition reserves of Felix, and the recognition of goodwill amounting to RMB482 million, representing the excess of the cost of the Transaction of RMB20,120 million over the fair value of net assets of Felix acquired of RMB19,638 million, upon the completion of the Transaction.

6.	Apart from the Transaction, no other adjustment has been made to reflect any trading result of the Group subsequent to 30 June 2009 and Felix Group subsequent to 30 September 2009 for the purpose of this unaudited pro forma financial information.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

B.	REPORT FROM THE REPORTING ACCOUNTANT

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Supplemental Circular.

PricewaterhouseCoopers
22/F, Prince’s Building
Central, Hong Kong

ACCOUNTANT’S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF YANZHOU COAL MINING COMPANY LIMITED

We report on the unaudited pro forma financial information set out on pages II-1 to II-4 under the heading of “Unaudited Pro Forma Financial Information of the Enlarged Group” (the “Unaudited Pro Forma Financial Information”) in Appendix II of the circular dated 23 March 2010 (the “Circular”) of Yanzhou Coal Mining Company Limited (the “Company”), in connection with the acquisition of Felix Resources Limited (the “Target”) by a subsidiary of the Company (the “Transaction”). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Transaction might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages II-1 to II-4 of the Circular.

Respective Responsibilities of Directors of the Company and the Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the consolidated assets and liabilities of the Group as at 30 June 2009 contained in the Unaudited Pro Forma Financial Information with the condensed consolidated financial statements of the Group for the six months ended 30 June 2009 as set out in the Company’s published interim report for the six months ended 30 June 2009, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 30 June 2009 or any future date.

Opinion

In our opinion:

a)	the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b)	such basis is consistent with the accounting policies of the Group; and

c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 23 March 2010

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

The following discussion and analysis should be read in conjunction with the consolidated financial report of Felix and its subsidiaries for the financial years ended 31 December 2008, 2007 and 2006 and for the nine months ended 30 September 2008 and 2009.

Overview

Felix is an Australian coal exploration and production company with high-quality assets and projects throughout Australia. The Felix Group has three operating open-cut coal mines and an underground coal mine, and its current priority is the development of the Moolarben open-cut coal mine. The Felix Group is also part of consortiums formed to build and operate future coal terminals in Newcastle and Gladstone.

Felix is actively pursuing research and development initiatives aimed at finding ways to utilise coal in an efficient and less carbon-intensive manner. The Felix Group is commercialising a patented clean coal technology and is a contributor to the COAL21 Fund which is part of an industry-wide response to reducing greenhouse gas emissions.

With world-class coal assets and other high-potential exploration projects, Felix’s objective is to become a significant producer. The Felix Group’s growth strategy is achieved through the development and diversification of coal products, geographic locations and port distribution channels.

During the periods reported on in this discussion, Felix has seen a marked improvement in all areas of the Felix Group, and these improvements should continue with the commencement of Moolarben production which will form the basis for future growth. All mines, Ashton open-cut and longwall underground operations, Yarrabee and Minerva open-cuts, have achieved excellent operating results along with continued maintenance of high safety standards. The Board expect these results to continue into future years.

Revenues

Sales of coal for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 were AUD250.8 million, AUD271.0 million, AUD670.9 million, AUD459.4 million and AUD496.4 million respectively. The coal sales tonnes attributable to the Felix Group for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 were 3.6 million tonnes, 4.1 million tonnes, 4.6 million tonnes, 3.3 million tonnes and 3.7 million tonnes respectively.

The increases in coal sales over the periods under review resulted from significant coal-fired power generation increases in Asia and increased selling prices for both thermal and metallurgical coal. In addition to this, the Minerva mine was commissioned in March 2006 and the Ashton underground was commissioned in March 2007.

– III-1 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

Restricted infrastructure capacity in terms of port and rail capacity over the years above caps export capacity which restricts supply tonnage. However, while this supply restriction is in place, it is also a factor in supporting a floor under export coal prices. While selling prices have decreased in 2009 from the record levels experienced in 2008, they remain at high levels by historical standards. The Board expect prices in the future to remain at levels above the long-term average to date. These price levels are being supported by continued Asian demand.

Interest income

The Felix Group’s cash balances have given rise to interest revenue of AUD1.7 million, AUD2 million, AUD16.1 million, AUD11.0 million and AUD8.7 million for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 respectively. The increases reflect the increases in cash balances as well as increases in interest rates. Although the Felix Group still has substantial cash balances, the reduction between the nine months ended 30 September 2009 and the prior comparable period resulted from the decrease in interest rates on offer from banks as a consequence of the severe downturn of credit markets in late 2008.

Other income

Other income for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 includes AUD28.4 million, AUD67.9 million, AUD73.8 million and AUD73.8 million and zero respectively for sell-downs of the Felix Group’s interests in the Minerva and Moolarben joint ventures. For 2006, 2007 and 2008 and the nine months ended 30 September 2008 and 2009 other income also includes AUD0.1 million, AUD8.5 million, AUD12.9 million, AUD2.8 million and zero respectively for net foreign exchange gains made mainly on trade receivables denominated in US dollars.

Expenses

Expenses for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 were AUD227.7 million, AUD266.3 million, AUD364.4 million, AUD254.3 and AUD316.8 million respectively. The increase of expenses was mainly due to the growth of the business and the general increase in costs associated with the mining boom in Australia. All mines continue to achieve excellent results however port constraints at Gladstone and particularly Newcastle means demurrage remains a cost factor. The Felix Group continues to seek opportunities to improve operating efficiencies and thereby ensure costs are kept at minimum levels.

– III-2 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

Interest expense

The Felix Group’s borrowings have given rise to interest expense of AUD4.3 million, AUD7.0 million, AUD6.9 million, AUD6.2 million and AUD2.5 million for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 respectively. The interest expense mainly relates to the Syndicated Funding Agreement (“SFA”) borrowings used to fund the construction of the Ashton underground and the Multi Option Facility Agreement (“MOFA”) borrowings used to fund capital expenditure at the Minerva mine. The increases in interest expense reflect the increased interest rates up to late 2008, which were partially offset by the capitalisation of interest at the Ashton underground until its commissioning in March 2007. Loan repayments and lower interest rates have reduced the interest expense in late 2008 and the nine months ended 30 September 2009.

Profit

The profit before income tax for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 was AUD54.3 million, AUD80.2 million, AUD410.0 million, AUD290.8 million and AUD195.1 million respectively. As a result of the foregoing factors, the profit before tax increased during the 2006, 2007 and 2008 years, and decreased during the nine months ended 30 September 2009 due to the absence of other income from joint venture sell-downs.

The profit after income tax for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 was AUD43.6 million, AUD59.0 million, AUD293.7 million, AUD207.1 million and AUD140.1 million respectively. The changes are due to the factors outlined above.

The profit attributable to equity holders of Felix for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 was AUD43.5 million, AUD58.9 million, AUD293.5 million, AUD207.1 million and AUD140.0 million respectively. The changes are due to the factors outlined above.

Segment information

The Felix Group undertakes coal mining in Central Queensland and the Hunter Valley region of New South Wales. The four reportable segments are the Ashton, Minerva, and Yarrabee mines, and the Moolarben development.

– III-3 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

Yarrabee mine (100% owned)

	12 months	12 months	12 months	9 months	9 months
	2006	2007	2008	2008	2009
	’000 tonnes	’000 tonnes	’000 tonnes	’000 tonnes	’000 tonnes

Coal sold	1,729.6	1,491.5	1,538.9	1,160.8	1,235.1
Coal stocks at year-end	343.4	464.2	401.9	431.2	564.7

Yarrabee mine is located near Blackwater in Queensland and is an open-cut coal mine producing low-volatile, high-energy pulverised coal injection (“pci”) and thermal coal for export.

During 2006 and 2007, rail and port capacity restraints constricted Yarrabee’s supply potential. Commissioning of the Reg Tanna Coal Terminal expansion in late 2007 improved train unloading capability in 2008. The market for pci coal slowed considerably in late 2008 only to pick up by May 2009 to the point where in excess of 90% of Yarrabee production is now sold as pci coal. Three new contracts totaling for approximately 800,000 tonnes have been signed on 12 June 2009, 20 July 2009 and 25 August 2009 more than offsetting the loss of the Hismelt contract in Western Australia in late 2008 due to the suspension of that operation.

Exploration drilling carried out during the period identified significant coal intersections south and east of the present mine. With further drilling these resources can be brought into Joint Ore Reserves Committee (“JORC”) category. Mine planning is now underway to lift production. There are further areas surrounding Yarrabee that require exploring and applications for additional exploration licences have been lodged.

A dense media/froth flotation coal preparation plant was constructed during 2008 and 2009 and commissioned in 2009. This plant is operating at design capacity with yields in the 80% to 85% range. A new overburden excavator was purchased during the nine months ended 30 September 2009. Detailed planning has commenced and a decision to expand should be made in the first quarter of calendar 2010 depending on markets for this pci coal. It is possible that the additional overburden removal will be done using a contract fleet in lieu of Yarrabee purchasing further equipment.

Obtaining a further 500,000 tonne contract should give the Board the necessary confidence to approve the expansion phase. Expansion of the coal preparation plant will not be necessary.

Port capacity is available for washed coal through Barney Point until the new Wiggins Island Coal Terminal is complete. Most Chinese and Indian customers can supply the smaller Panamax vessels which can be accommodated at Barney Point.

– III-4 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

Minerva mine (51% owned)

	12 months	12 months	12 months	9 months	9 months
	2006	2007	2008	2008	2009
	’000 tonnes	’000 tonnes	’000 tonnes	’000 tonnes	’000 tonnes

Coal sold	1,630.7	2,162.5	2,696.6	1,992.7	1,762.1
Coal stocks at year-end	199.3	396.1	384.9	540.2	612.6

Minerva mine is located near Emerald in Queensland and is an open-cut coal mine producing thermal coal for export. Minerva coal does not require washing and is crushed and sold as raw product.

Minerva mine was fully commissioned and reached its planned overburden removal capacity of 18 million bank cubic metres per annum in March 2006. Coal production and sales were constrained during 2007 by a fault encountered what was interpreted as a “dome” or roll in the seams. Mining through the fault was substantially completed by mid 2007 and from then onwards the minimum planned sales of 2.6 mtpa have been achieved and are expected for future years.

Rail freight and access charges for most coal mines is an important cost input and this is particularly so for Minerva, due to the distance from the Port of Gladstone. Felix is working closely with its rail provider, Queensland Rail, to increase haulage from Minerva in order to reduce stockpile while port capacity is available.

Exploration in several areas surrounding Minerva is continuing with a number of coal-bearing areas identified, including a large underground resource at Athena to the north. Shallower coal seams to the south require further drilling to determine if this area can be economically developed as an additional open-cut mine.

Ashton mine (60% owned)

	12 months	12 months	12 months	9 months	9 months
	2006	2007	2008	2008	2009
	’000 tonnes	’000 tonnes	’000 tonnes	’000 tonnes	’000 tonnes

Coal sold	1,516.4	1,955.2	3,328.4	2,561.6	2,691.6
Coal stocks at year-end	200.4	280.6	564.0	262.1	294.6

Ashton mine is located near Singleton in New South Wales and is both an open-cut coal mine producing high quality semi-soft coking coal for export and an underground coal mine producing high quality semi-soft coking and thermal coal for export.

– III-5 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

The Ashton open-cut mine has been operating since 2004. The Ashton underground mine long-wall was commissioned in March 2007 together with the addition of a second coal preparation module. Production of the open-cut mine was lower than planned in 2006 due to mining conditions. Production of the open-cut was constrained during 2007 with the severe weather in the Hunter Valley affecting both production and sales. The open-cut performed to plan during 2008, however, the underground encountered a dyke (intrusion) which slowed production for the first three months of 2008. Both the open-cut and underground mines and the coal preparation plant operated to plan during 2009. The expected annual sales when at full production for the open-cut mine is 1.2 mtpa and for the underground mine is 1.9 mtpa.

The market for coking coal reduced during the first three months of 2009 but by May 2009 sales of this prime semi-soft coking coal had resumed to normal with all coal being sold to customers in Japan, Korea, Taiwan, China and India. Two new term contracts have been signed on 20 August 2009 and 18 September 2009 with Chinese steel mills with trial cargoes sent to three other Chinese steel mills and an Indian steel mill. This is the first time Ashton coking coal has been sold to either China or India.

Ashton coal is exported through the Port Waratah Coal Services (PWCS) coal terminal in Newcastle where demurrage remains stubbornly high. Significant time and effort has been expended by Felix management, along with management from the other 13 companies exporting through PWCS, to find a long-term solution to expand the port and transport systems in the Hunter Valley.

Further exploration has been carried out in the south east open-cut and the western open-cut on the Ashton property, west of the underground. Environmental studies were carried out on the south east open-cut area and development consent was applied for in 2009 over most of this area.

Moolarben development (80% owned)

The Moolarben development is located near Mudgee in New South Wales and is a large open-cut and underground thermal coal resource, with initial production scheduled to commence in 2010. Construction work is proceeding to schedule with the rail loop already completed and the coal preparation plant and the coal handling plant expected to be completed by April 2010. Deliveries of mining equipment have taken place with assembly and commissioning proceeding ready for commencement of overburden removal in the last quarter of calendar 2009.

Open-cut mining in stage 1 commenced in the last quarter of calendar 2009 with the first coal to be loaded on trains at Moolarben in April 2010. This will coincide with completion of stage 1 of the new Newcastle Coal Infrastructure Group coal terminal at Newcastle. Marketing activity allowing some tonnage for spot markets is increasing on several fronts. Most of this coal is expected to be sold into North Asian, Chinese, Indian and domestic power station markets, with several contracts already in place.

– III-6 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

Approval for stage 2 has also been sought. Stage 2 comprises an additional underground longwall mine plus open-cut 4. Development consent and mining leases for stage 2 are expected to be received in 2010. This will allow Moolarben production to be increased in 2013 to 13.0 mtpa of product coal for export and domestic markets. At this level approximately 8.8 mtpa will come from open-cut mining and 4.0 to 4.2 mtpa from underground mining.

Liquidity and capital resources

The Felix Group operates in an industry which requires significant capital expenditure at the development stage of a mine. The Felix Group funds its capital expenditure and working capital requirements principally from bank borrowings, proceeds from shares issued and cash generated from operating activities.

The MOFA borrowings of AUD20.0 million were drawn down in 2006 and were used to fund capital expenditure at the Minerva mine. This loan was repayable in quarterly instalments of AUD0.875 million over the term of the loan and was due to mature on 30 June 2010. The loan was fully repaid by October 2009. A MOFA revolving working capital facility for AUD27.4 million dollars that was not required was cancelled during the nine months to 30 September 2009. The MOFA also includes a AUD27.0 million dollar indemnity/guarantee facility.

The development of the Ashton underground mine, which was commissioned in March 2007, was funded mainly by the AUD60 million SFA loan which was drawn down in 2006. The loan was repayable each quarter in varying amounts, commencing 31 December 2007 and was due to mature on 31 December 2011. The loan was fully repaid by the end of 30 September 2009.

The Yarrabee wash plant’s construction started during 2008 and was completed during the nine months ended 30 September 2009 and this was funded partly from a finance lease entered in to during 2009 of AUD17.9 million and partly by operating profits made during 2008 and 2009 totalling AUD16.3 million.

The ongoing development of the Moolarben mine is being funded by a new syndicated financing facility entered into in October 2009. This consists of a finance lease facility of AUD133.3 million for mining equipment and a AUD150.0 million term debt facility, both repayable over five years. In addition to this, sale proceeds of AUD177.9 million were received from the sell-down of the Felix Group’s interest in Moolarben that were partly used to fund the Moolarben development. There is also a new AUD50 million dollar working capital facility to accommodate the Felix Group’s working capital requirements.

– III-7 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

Cash flow

(i)	Operating activities

The operating profits and therefore cash flows from operating activities exclude the gains made on the sell-down of interests in joint ventures, which are included in the cash flows from investing activities. The operating profit excluding the sell-down-gains for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 was AUD25.9 million, AUD12.3 million, AUD336.3 million, AUD217.1 million and AUD195.1 million respectively.

The cash inflow from operating activities for 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 was AUD26.8 million, AUD18.7 million, AUD343.0 million, AUD183.2 million and AUD188.9 million respectively.

The decreased cash inflow from operating activities in 2007 compared to 2006 was due to the lower operating profit and higher working capital requirements.

The increased cash inflow from operating activities in 2008 compared to 2007 was due to the higher operating profit for the period and the higher increase in trade and other payables, which was partially offset by the higher increase in trade and other receivables and the larger tax payment made in 2008.

The increased cash inflow in the nine months ended 30 September 2009 compared to the same period in 2008 was, despite the lower operating profit, due to the decrease in trade and other receivables, which was partially offset by the decreased increase in trade and other payables and the larger tax payment made in 2009.

(ii)	Investing activities

For 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 the net cash flow from investing activities was AUD80.8 million outflow, AUD27.8 million outflow, AUD112.4 million inflow, AUD141.5m inflow and AUD199.9 million outflow respectively.

The decreased cash outflow from investing activities in 2007 compared to 2006 was mainly due to the reduction in capital expenditure on the Ashton underground development completed in the first three months of 2007.

The increased cash inflow from investing activities in 2008 compared to 2007 was mainly due to the increased sales proceeds from the sell-down of interests in the Moolarben Joint Venture, which increased from AUD20 million to AUD157.9 million. This was partially offset by the fall in the proceeds from the sell-down of interests in the Minerva and Athena joint ventures which decreased from AUD31.8m to AUD9.7 million.

– III-8 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

The increased cash outflow from investing activities for the nine months ended 30 September 2009 compared to the same period in 2008 was due to the absence of the sales proceeds from the sell-down of interests in the Moolarben Joint Venture, the transfer of AUD100 million to restricted cash used to secure the Moolarben finance leases, and increased capital expenditure on the Moolarben development. Partially offsetting this was sale proceeds of AUD17.9 million from the sale and leaseback of the Yarrabee wash plant.

(iii)	Financing activities

For 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009, the net cash flow from financing activities was AUD65.8 million inflow, AUD16.7 million outflow, AUD182.7 million outflow, AUD79.7 million outflow and AUD52.8 million outflow respectively.

The increased cash outflow from financing activities in 2007 compared to 2006 was mainly due to the reduction in the proceeds from borrowings and the increase in dividends paid. This was partially offset by the increase in the proceeds from the issue of shares.

The increased cash outflow from financing activities in 2008 compared to 2007 was mainly due to the repayment of borrowings and the increase in dividends paid. The increased cash inflow from operating activities and the increased cash inflow from investing activities during 2008 enabled the early repayment of the SFA loan and higher dividends to be paid to shareholders.

The decreased cash outflow from financing activities for the nine months ended 30 September 2009 compared to the same period in 2008 was mainly due to the reduction in the repayment of borrowings, this was partially offset by the increase in dividends paid.

(iv)	Cash and cash equivalents

As at 31 December 2006, 31 December 2007, 31 December 2008, 30 September 2008 and 30 September 2009, the Felix Group held cash and cash equivalents of AUD36.5 million, AUD10.7 million, AUD283.4 million, AUD255.8 million and AUD219.5 million. The large increase between 31 December 2007 and 31 December 2008 was due to the factors noted above.

Indebtedness

As at 31 December 2006, 31 December 2007, 31 December 2008, 30 September 2008 and 30 September 2009, the Felix Group had interest bearing liabilities of AUD113.6 million, AUD106.6 million, AUD37.2 million, AUD32.8 million and AUD50.8 million respectively. All of this debt is denominated in Australian dollars. The debt comprised finance leases of AUD27.9 million, AUD26.7 million, AUD26.9 million, AUD21.5 million and AUD41.7 million respectively, and AUD77.5 million, AUD79.9 million, AUD10.4 million, AUD11.3 million, and AUD7.8 million respectively in bank loans.

– III-9 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

At 31 December 2006 and 30 September 2009 there was also AUD8.2 million and AUD1.3 million in other loans respectively.

The bank loan outstanding as at 30 September 2009 of AUD7.8 million was repaid in October 2009 and the majority of finance leases outstanding at 30 September 2009 are expected to be repaid within the next five years.

As discussed above, subsequent to 30 September 2009, the Felix Group has arranged a new syndicated financing facility for debt totalling AUD283.3 million to further fund the Moolarben development and a new AUD50.0 million dollar working capital facility to accommodate the Felix Group’s working capital requirements. There is also new AUD50 million facility which includes guarantees, letters of credit and performance bonds. This replaces the MOFA guarantee/indemnity facility of AUD27.0 million.

Gearing ratio

	31 December	31 December	31 December	30 September	30 September
	2006	2007	2008	2008	2009

Gearing ratio %	22%	19%	5%	6%	7%

The gearing ratio is calculated as the ratio of interest bearing liabilities to equity plus interest bearing liabilities.

The decrease in the gearing ratio between 2006 and 2008 was due to the repayment of borrowings and the increase in profitability. The slight increase since 30 September 2008 was due to additional debt in the form of finance leases.

Fluctuations in exchange rates and hedging

The Felix Group operates entirely in Australia and its costs are primarily denominated in its functional currency, the Australian dollar. Export coal sales are denominated in US dollars. A strengthening of the Australian dollar against the US dollar has an adverse impact on earnings and cash flow. Some plant and equipment purchases are denominated in currencies other than the Australian dollar. A weakening of the Australian dollar against those other currencies has an adverse impact on earnings and cash flow.

– III-10 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

Foreign exchange risk that arises from firm commitments or highly probable transactions is managed principally through the use of forward foreign currency derivatives. The Felix Group hedges a proportion of these transactions (such as contracted US dollar sales and asset purchases settled in foreign currencies) in each currency in accordance with the Board’s risk management policy.

As at 31 December 2006, the Felix Group had no outstanding forward foreign currency derivatives in place.

As at 31 December 2007, the Felix Group had forward foreign currency derivatives in place to hedge USD155.1 million of contracted expected sales.

As at 31 December 2008, the Felix Group had forward foreign currency derivatives in place to hedge USD147.6 million of contracted expected sales.

As at 30 September 2009, the Felix Group had forward foreign currency derivatives in place to hedge the Moolarben mobile equipment purchases denominated in the foreign currencies USD, Euro and Yen.

As at 30 September 2009 the Felix Group had forward foreign currency derivatives in place to hedge USD45.0 million of contracted sales expected in the period up to June 2010.

Significant investments

The Felix Group does not hold any significant investments.

Material acquisitions and disposal of subsidiaries and associated companies

There were no material acquisitions or disposals of subsidiaries or associated companies in the periods under discussion.

The sell-down of interests in the unincorporated Moolarben, Minerva and Athena joint ventures is discussed above.

Employees and remuneration

As at 31 December 2006, 31 December 2007, 31 December 2008 and 30 September 2009, the Felix Group employed a total of 445,509,636 and 732 people respectively. Total remuneration including employee benefits expense, bonuses, superannuation contributions and share-based payment expense for 2006, 2007, 2008 and the nine months ended 30 September 2009 was AUD37.3 million, AUD46.3 million, AUD48.5 million and AUD53.6 million respectively. The increased expenses in the periods under discussion reflect the expanded operating activities across the Felix Group and the higher costs associated with the mining boom in Australia. There were no remaining share-based payment arrangements as at 30 September 2009.

– III-11 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

Recruiting and retaining the best people who are dedicated and professional is vital for the achievement of the Felix Group’s strategy and its long term sustainability, therefore it recognises the importance of having a remuneration structure and levels aligned with the needs of the business. These are based on industry benchmarks and the Felix Group’s circumstances.

Charges on the assets of the Felix Group

As at 31 December 2006, all assets of Felix and certain controlled entities were secured by first registered company charges (mortgage debentures), first registered mortgages, fixed and floating charges, deeds of cross charges, bank guarantees and scrip liens exist over all the assets of certain entities in the consolidated entity. These securities impose various restrictions on asset disposal and creation of other security interests.

As at 31 December 2007, all assets of Felix and certain controlled entities were secured by first registered company charges (mortgage debentures), first registered mortgages, fixed and floating charges, deeds of cross charges, bank guarantees and scrip liens exist over all the assets of certain entities in the consolidated entity. These securities impose various restrictions on asset disposal and creation of other security interests.

As at 31 December 2008, all assets of Felix and certain controlled entities were secured by fixed and floating charges, mining mortgages and share mortgages. These securities impose various restrictions on asset disposal and creation of other security interests.

As at 30 September 2009, all assets of Felix and certain controlled entities were secured by fixed and floating charges, mining mortgages and share mortgages. These securities impose various restrictions on asset disposal and creation of other security interests. Certain finance leases were secured by cash deposit and this security was released when syndication of the lease facility took place subsequent to 30 September 2009 as discussed above.

Future capital expenditure

As at 31 December 2006, the Felix Group planned for a further AUD10.4 million in capital expenditure. This included AUD10.2 million for the development of the Ashton underground and the upgrade of Ashton’s second coal preparation module.

As at 31 December 2007, the Felix Group planned for a further AUD1.9 million in capital expenditure. This included AUD1.8 million for plant and equipment at Ashton.

– III-12 –

APPENDIX III

MANAGEMENT DISCUSSION AND ANALYSIS OF THE RESULTS

OF THE FELIX GROUP FOR THE FINANCIAL YEARS ENDED

31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

AND EACH OF THE NINE MONTHS ENDED

30 SEPTEMBER 2008 AND 30 SEPTEMBER 2009

As at 31 December 2008, the Felix Group planned for a further AUD358.9 million in capital expenditure. This included AUD342.0 million for the Moolarben development and AUD7.8 million for the Yarrabee wash plant.

The Felix Group plans for a further AUD276.1 million in capital expenditure as at 30 September 2009. This includes AUD273.1 million on the Moolarben development. This expenditure will be funded by the new syndicated funding facility entered into in October 2009 and funds generated internally from operations.

Contingent liabilities

Other than bank guarantees in place, the Felix Group had no contingent liabilities as at 31 December 2006, 31 December 2007, 31 December 2008 and 30 September 2009. The majority of bank guarantees in place at each date represent guarantees to State and Federal governments in respect of the cost of restoration on certain mining leases as required by statute. At 30 September 2009, these guarantees accounted for AUD13.6 million of the total AUD16.2 million.

– III-13 –

APPENDIX IV	OTHER INFORMATION

1.	RESPONSIBILITY STATEMENT

This Supplemental Circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Supplemental Circular and confirm, having made all reasonable enquiries, which to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	EXPERTS AND CONSENTS

1. The following is the qualification of the expert who has given or agreed to the inclusion of its opinions and advice in this Supplemental Circular:

Name	Qualification

PwC	Certified Public Accountants

2.	The expert set out above has confirmed that it does not have any shareholding, directly or indirectly, in any member of the Enlarged Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Enlarged Group.

3.	The expert set out above has given and has not withdrawn its written consent to the issue of this Supplemental Circular, with the inclusion of its reports and/or references to its name, as the case may be, in the form and context in which they are included.

4.	The expert set out above did not have any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to any member of the Enlarged Group, or was proposed to be acquired, or disposed of by, or leased to any member of the Enlarged Group since 31 December 2008 (being the date to which the latest published audited financial statements of the Group were made up).

APPENDIX IV	OTHER INFORMATION

3.	STATEMENT OF INDEBTEDNESS OF THE ENLARGED GROUP

Indebtedness

As at 31 January 2010, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Supplemental Circular, the Enlarged Group had the following outstanding borrowings:

As at 31 January 2010
RMB’000

Short-term loans – unsecured	609,620
Bank loans – unsecured	19,974,300
Bank loans – secured	1,867,840
Finance lease obligations – secured	647,507

23,099,267

Unsecured bank loans of RMB19,798,300,000 were counter-guaranteed by Yankuang Group, the Controlling Shareholder, in favour of the Enlarged Group, and the remaining unsecured bank loans amounting to RMB176,000,000 were guaranteed by Yankuang Group.

Secured bank loans of RMB955,780,000 were secured by term deposits pledged to the bank by the Company and counter-guarantee by Yankuang Group in favour of the Enlarged Group, and the other secured bank loans amounting to RMB912,060,000 were secured by fixed and floating charge over all assets of the Felix Group.

Finance lease obligations were secured by related property, plant and equipment under finance lease arrangements entered into by the Felix Group.

Financial Guarantees

At the close of business on 31 January 2010, the Felix Group entered into bank guarantee agreements with certain commercial banks in Australia to provide performance and other guarantees in relation to the mining operations of its subsidiaries and joint ventures amounting to approximately RMB279,164,000.

Save as aforesaid or otherwise mentioned therein and apart from intra-group liabilities, none of the companies in the Enlarged Group had, at the close of the business on 31 January 2010, being the latest practicable date for the purpose of this indebtedness statement, any outstanding loan capital issued and outstanding or agreed to be issued, bank overdrafts, charges or debentures, mortgages, loans or other similar indebtedness or any finance lease commitments, hire purchase commitments, liabilities under acceptances, acceptance credits or guarantees or other material contingent liabilities.

APPENDIX IV	OTHER INFORMATION

The Directors have confirmed that there has not been any material change in the indebtedness of the Enlarged Group since 31 January 2010.

4.	STATEMENT OF SUFFICIENCY OF WORKING CAPITAL OF THE ENLARGED GROUP

Taking into account the completion of the Transaction and the financial resources available to the Enlarged Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Enlarged Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this Supplemental Circular.

5.	STATEMENT AS TO FINANCIAL AND TRADING PROSPECTS OF THE FELIX GROUP AND THE ENLARGED GROUP

Outlook for the coal market

As the macro-economy recovers, the demand for coal has been rising in 2010. The domestic and international supply and demand for coal will be in a balanced but slightly tense situation in general.

The domestic market supply and demand for coal is overall balanced while tight supply still exists in certain regions and within certain periods. The macro-economy resumes stability and reverts to a rising track and the government continues its aggressive financial policy and moderately easing monetary policy, all of which drive the rapid growth of major coal consumption industries whereas the domestic demand for coal is also growing on a stable note. Factors such as the production commencement of new coal mines and coal mines in Shanxi Province after consolidation will stimulate the supply of domestic coal resources. Resource tax and fee reform, environment protection and acceleration of corporate restructuring in certain provinces will provide strong support to coal price. The consolidation of coal resources and the accelerating establishment of large coal production conglomerates will further concentrate the coal industry and increase the market competitiveness of large coal groups.

With rising demand but limited supply in international coal market, the coal price will fluctuate at high level. The world economy has bottomed out and recovered gradually, together with a stable recovery in energy demand. Among the major coal exporting countries in the world, the coal production and export volume of Indonesia increased while Vietnam’s coal production and export volume decreased; as for Australia and South Africa, with constraints in port infrastructure, only limited increase in coal export volume was recorded. It is expected that the coal demand and supply in the Asia-pacific region will remain balanced in general. In view of the increasing import of coal in India, Japan, Korea and Taiwan and that China remains a net importer of coal, the demand for coal will have mild growth in Asia-pacific region. Affected by changes in the supply-demand relationship, the international coal price will remain volatile at high level and probably continue its rising trend.

APPENDIX IV	OTHER INFORMATION

Outlook for the methanol market in China

In 2010, over-supply in the methanol market in China will continue, thus it is difficult to see a significant rebound in the methanol price. With the increasing production volume of the new and existing methanol production plants in China and the increasing import volume of quality methanol at low cost, the supply of methanol in China will further increase. Although the downstream products’ (such as dimethyl ether and acetic acid) demand for methanol increased, the market demand for methanol remained little changed. As the PRC government continues to accelerate the implementation of the adjustment and vitalization program for petrochemical industry, eliminate outdated methanol plants and promote fuel methanol and methanol companies taking measures to limit production, the methane market is expected to remain stable. The surging prices of raw materials such as coal and natural gas will support the methanol price.

Operating Strategies

In 2010, the Company will continue to encounter various types of pressures and challenges such as macro-economic volatility, resettlement of the villages located above coal fields, increase in costs, and difficulties in acquiring new coal resources. The resettlement of the villages located above coal fields exists generally in the economic cycles of coal mines in the eastern part of China, and the Chinese government has adopted a more stringent and prudent approval procedure for coal fields under riverbeds, the Company is not able to rule out any risk affecting its production as may be caused by the untimely resettlement of villages located above coal fields or the failure to obtain approvals for coal fields under riverbeds. The macro-economic trends, changes in supply and demand of coal, and transportation capacity of coal will cause volatility in coal price; while the resources tax, together with reforms on compensation of mine resources which may be implemented by the PRC government in the future, will increase the operating costs of the Enlarged Group. And, the intense competition in coal resource within China will make it more difficult to acquire new coal resource. Further, with the continued expansion of operation scale and business scope, factors that may influence the Enlarged Group’s investment decision-making will be more complicated.

The Company will continue to improve its profitability and shareholders’ return through implementation of strategies relating to organic development parallel with external expansion. In 2010, the Company will focus on the following operating strategies:

Proactively and steadily promote the development and establishment of external projects, and reap the benefit from new production as soon as possible. The Company will strictly implement decision-making procedures, enhance project investment management, eliminate and control investment risks. Also, the Company will stabilize the coal production of Felix, commence the production of the southeastern open-cut mine of Ashton coal mine and Moolarben open-cut coal mine, speed up the production commencement of the 0.6 million tonnes methanol project and coal resource development work of Ordos Neng Hua and commence the construction of Heze Neng Hua’s Wanfu Mine. The Company will expedite the process of the establishment of Yushuwan Coal Mine in Shaanxi Province, so as to commence commercial operation as soon as possible.

APPENDIX IV	OTHER INFORMATION

Enhance the capital operation and continue to look for new project acquisition opportunities. The Company will prepare for the listing of Yanzhou Coal in Australia and proactively and stably speed up the asset consolidation of Felix and Austar. Taking into full consideration of technical and economic conditions, as well as operational risks, the Company will grasp the opportunity in coal resources integration, proactively look for new investment opportunities in coal and related industries in China and abroad, so as to enlarge the Company’s coal asset scale and enhance the sustainable development capacity of the Company. With the advantage of ample fund supply, the Company will increase the efficiency of utilization of its funds; raise fund through debt financing, equity financing and by introducing strategic investors; engage in project investment, project development and establishment; and explore new ways in capital operation and financial management to create more revenue for the Company and the Shareholders.

Improving operation management, effective cost control and maximizing effectiveness of the Company. Firstly, the Company will steadfastly insist on fundamental safety management, and establish a long term and effective safe production mechanism. Secondly, the Company will optimize its own coal mine production system to ensure a smooth succession between mines and maintain its stable production and high efficiency; as well as enhance our management on the Heze Neng Hua’s Zhaolou Coal Mine and Yulin Neng Hua’s 0.6 million tonnes methanol project to maximize their return. Thirdly, the Company will further promote the establishment of “Three Nil Project”; i.e. a systematic strategy and measure adopted by the Company to improve the quality of its coal product in order to achieve “nil impurity, nil defect, and nil compliant”, continue to improve product quality and market competitiveness. Following the trend of market demand, the Company will implement flexible sales strategies, optimize product structure, customer structure, market positioning and transportation means to ensure the overall stability of coal sales and maximize return. Fourthly, the Company will enhance its financial controls by fully introducing ERP system to all subsidiaries located in China and overseas; enhance fund budget management and controls over cash flow so as to establish a global cash management system; based on cost control, the Company will reduce cost and energy consumption, fully demonstrate its potential, enhance effectiveness, so as to ensure effective cost control.

Enhance internal control and regulate operations. The Company will continue to improve its internal control of work flow and system and establish a long term mechanism for risk prevention in order to strengthen its risk prevention capabilities; and further rationalize the management system of overseas subsidiaries to secure a smooth transition and stable operation of Felix to achieve a satisfactory performance. The Company will optimize the management structures and internal control system of the subsidiaries in China and regulate their management for the purpose of raising their operation capabilities and profitability. The Company will improve its benchmarking and proactively make improvement by identifying the gap between the Company and its competitors so as to increase competitiveness. Furthermore, the Company will continue to improve corporate governance, and strive for a further regulated operation.

APPENDIX IV	OTHER INFORMATION

Proactively perform corporate social responsibilities. The Company will carry on the basic principles of safety, efficiency, cleanliness, and mutual benefit, so as to achieve safe, clean and healthy developments of the Company, promote the harmonious development of regional economy, and return the support and affection from the Shareholders and the society with good economic operations, and a friendly ecological environment.

6.	DIRECTORS’ INTERESTS IN THE ENLARGED GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2008 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Enlarged Group, or were proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Enlarged Group.

7.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Enlarged Group since 31 December 2008 (being the date to which the latest published audited financial statements of the Group were made up).

8.	LITIGATION

As far as the Directors are aware, none of the members of the Enlarged Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Enlarged Group as at the Latest Practicable Date.

APPENDIX IV	OTHER INFORMATION

9.	MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Enlarged Group within the two years preceding the date of this Supplemental Circular which are or may be material:

1.	the Scheme Implementation Agreement;

2.	financing agreement dated 16 October 2009 entered into among Yancoal Australia, Bank of China, Sydney branch, China Development Bank, Hong Kong branch and China Construction Bank, Hong Kong branch, pursuant to which the banks named therein agreed to provide a bank loan in the amount of USD2.9 billion to finance the Transaction;

3.	financing agreement dated 9 December 2009 entered into between Yancoal Australia and Bank of China, Sydney branch, pursuant to which, Bank of China, Sydney branch agreed to provide a bank loan in the amount of USD140 million to supplement the financing of the Transaction;

4.	acquisition agreement dated 24 July 2009 entered into between the Company and Shandong Chuangye Investment and Development Limited in relation to the acquisition of 14.21% equity interest in Shandong Hua Ju Energy Limited (“Hua Ju Energy”) for a consideration of RMB116.30 million;

5.	acquisition agreement dated 24 July 2009 entered into between the Company and Jining Shengdi Investment Management Company Limited in relation to the acquisition of 6.9% equity interest in Hua Ju Energy for a consideration of RMB56.4216 million;

6.	acquisition agreement dated 24 July 2009 entered into between the Company and Ms. Wu Zenghua in relation to the acquisition of 0.03% equity interest in Hua Ju Energy for a consideration of RMB0.2835 million;

7.	acquisition agreement dated 24 October 2008 entered into between the Company and Yankuang Group in relation to the acquisition of 74% equity interest in Hua Ju Energy for a consideration of RMB593.24 million;

8.	shareholders’ loan agreement dated 10 November 2009 entered into among Felix, AMCIC Sabeltand Holdings B.V., Gaffwick Pty Ltd and Ilwella Pty Ltd, pursuant to which the lenders named therein agreed to provide loans to Felix in the amount of AUD98,212,519; and

9.	Moolarben coal project planning agreement dated 23 April 2008 entered into among Felix, Moolarben Coal Mines Pty Ltd (“Moolarben”) and Mid Western Regional Council, pursuant to which Moolarben agreed to make certain monetary contributions to Mid Western Regional Council for development of the Moolarben Coal Project.

APPENDIX IV	OTHER INFORMATION

10.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the Company’s principal place of business in Hong Kong at Rooms 2008-12, 20/F, The Center, 99 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) for a period of 14 days from the date of this Supplemental Circular:

1.	the articles of association of the Company;

2.	the Circular;

3.	the accountant’s report of Felix prepared by PwC as set out in Appendix I to this Supplemental Circular;

4.	the report from PwC on the unaudited pro forma financial information of the Enlarged Group as set out in Appendix II to this Supplemental Circular;

5.	the written consent of PwC referred to in this Appendix;

6.	each of the contracts set out under the paragraph headed “Material Contracts” in this Appendix;

7.	this Supplemental Circular; and

8.	annual reports of the Felix Group for each of the financial years ended 30 June 2007, 2008 and 2009.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310